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Filed Pursuant to Rule 424(b)(1)
Registration No. 333-110723

6,600,000 Shares

Cherokee International Corporation

Common Stock

        Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for quotation on the NASDAQ National Market under the symbol "CHRK."

        We are selling 6,600,000 shares of common stock. The underwriters have an option to purchase a maximum of 990,000 shares of our common stock from the selling stockholders to cover over-allotments of shares. We will not receive any of the proceeds from any shares of common stock sold by the selling stockholders.

        Investing in our common stock involves risks. See "Risk Factors" on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Cherokee International Corporation
Per Share	$14.50	$1.015	$13.485
Total	$95,700,000	$6,699,000	$89,001,000

        As more fully described in this prospectus, we effected a restructuring of our debt in November 2002. Approximately $50.9 million, or 58.6%, of the net proceeds to us from this offering, will be used to repay indebtedness incurred in connection with our restructuring and owed to affiliates of Oaktree Capital Management, LLC, GFI Energy Ventures LLC and GSCP (N.J.), Inc. that are also affiliates of ours. As part of the restructuring, in exchange for a portion of our outstanding indebtedness, these affiliates, as well as unrelated third parties, acquired our senior convertible notes and warrants to purchase our common stock. Prior to this offering, these affiliates beneficially owned approximately 76.5% of our outstanding common stock in the aggregate, including 5,056,415 shares of our common stock to be received by them upon the automatic conversion of the senior convertible notes held by them at a conversion price of approximately $8.49 per share, and 3,068,848 shares of our common stock upon the exercise of warrants held by them at an exercise price of $0.039 per share. After giving effect to this offering, these shares to be received upon conversion and exercise of these securities will constitute approximately 42.4% of our outstanding common stock, and these affiliates will beneficially own approximately 50.1% of our outstanding common stock in the aggregate, assuming no exercise of the over-allotment option. The affiliates of GSCP (N.J.), Inc. were not affiliates of ours prior to the restructuring.

        Delivery of the shares of common stock will be made on or about February 25, 2004.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
Lehman Brothers
UBS Investment Bank
Stephens Inc.

The date of this prospectus is February 19, 2004.

CHEROKEE INTERNATIONAL

- Designer and Manufacturer of Custom Power Supplies
- Distinctive Combination of Local Engineering with Low Cost Manufacturing

Products

Custom Power Supplies

Rectifiers and Energy Systems

DC/DC Converters

Applications

Datacom

- Storage
- Tape Drives
- Enterprise Servers
- Mainframes

Telecom

- 2G/3G Wireless Base Stations
- Networking Equipment
- Broadband
- Central Office Switching

Industrial

- Process Controls
- Automated Test Equipment
- Semiconductor Fabrication Equipment
- Test & Measurement

Medical

- Ultrasound
- Dialysis
- Diagnostics

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        This prospectus refers to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective holders.

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PROSPECTUS SUMMARY

        This summary highlights key aspects of our business and this offering that are described more fully elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including our consolidated financial statements and related notes and the "Risk Factors" section, before making an investment decision. All references in this prospectus to "Cherokee," "we," "us," "our company" or "our" refer to Cherokee International Corporation and its consolidated subsidiaries, except where it is clear that such terms mean only Cherokee International Corporation. All share and per share amounts in this prospectus reflect a 1 for 3.9 reverse stock split of our outstanding common stock to occur prior to the consummation of this offering.

Cherokee International Corporation

        We are a designer and manufacturer of power supplies for original equipment manufacturers, or OEMs. Our advanced power supply products are typically custom designed into mid- to high-end commercial applications in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets.

        Our power supply products are differentiated from those used in lower-end electronics, such as personal computers and mobile phones, by their high level of engineering and reliability. We are often the sole source provider of power supplies for OEM products into which our power supplies have been designed. We strive to distinguish ourselves from our competitors with sophisticated engineering, design flexibility, innovative solutions, rapid prototype development, and efficient, low-cost manufacturing.

Our Industry

        Power supplies are an essential element in the supply, regulation and distribution of electrical power in electronic equipment. Generally, power supplies convert alternating current, or AC, from a primary power source, such as a utility company, into a precisely controlled direct current, or DC. Virtually every electronic device that plugs into an AC wall socket requires some type of AC/DC power supply. DC/DC converters modify one DC voltage level to other DC levels to meet the distinctive power needs of various electronic subsystems and components.

        Modern commercial electronic systems, especially computing and storage and wireless infrastructure equipment, require a precise and constant supply of electrical power that is significantly more refined than the power provided by the electric utility grid. Therefore, OEMs utilize advanced power supplies designed and manufactured by power supply vendors on a custom, modified standard or standard basis, depending on the needs of the specific customer.

        Custom power supplies necessitate a working relationship between the OEM and the power supply vendor to provide maximum design flexibility to meet the exact form, fit and function required for a specific application. Modified standard power supplies require less customization, and standard power supplies are provided "off-the-shelf."

Current Industry Characteristics

        Large, Growing AC/DC Market.    According to Venture Development Corporation, or VDC, the global market for third-party AC/DC power supply products was expected to be $4.1 billion in 2003. We believe the principal factors contributing to growth in this market will include:

  •
  Increasing demand from OEMs due to improving end markets;

  •
  Increasing spending for information technology and communications equipment (especially wireless);

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  Increasing demand for electronic equipment and systems in Asia and emerging markets;

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  Increasing quality and reliability requirements of power supplies in OEMs' end products; and

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  New product development by OEMs.

        Growing, Complementary DC/DC Market.    According to VDC, the global market for third-party DC/DC converters was expected to be $2.0 billion in 2003. The DC/DC market is expected to experience growth principally due to the proliferation of electronic devices that require lower DC voltages at higher currents.

        Reduction of Approved Vendors Benefits Quality Power Supply Companies.    To improve operating efficiencies and shorten the cycle time required to introduce new products, OEMs are relying on a smaller number of approved vendors, including power supply vendors.

Competitive Strengths

  •
  Focused Provider of Custom Solutions.  We specialize in providing AC/DC custom power supply solutions and derived approximately 85% of our net sales in 2003 from AC/DC custom products. We believe our engineering expertise and our database of custom designs provide us with a competitive advantage in building high-quality, reliable custom power supply solutions that meet the demanding requirements of our customers' products.

  •
  Distinctive Combination of Local Engineering with Low-Cost Manufacturing.  We provide our customers with the benefits of local design and engineering coupled with competitive pricing as a result of our efficient international manufacturing capabilities.

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  Efficient Operations Generate High Margins.  We believe our efficient operations have enabled us to generate strong operating margins.

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  Strong Partnerships with Blue Chip OEM Customers.  We provide products to leading OEMs in the computing and storage, wireless infrastructure, enterprise networking, medical, industrial and other mid- to high-end electronic equipment industries, including Alcatel, Brocade Communications Systems, Hewlett-Packard, Honeywell International, Juniper Networks, Motorola, Inc. and Nortel Networks.

  •
  Sole Provider for Programs Comprising a Majority of Our Sales.  We believe we are the sole source provider on programs that comprised approximately 92% of our net sales in 2003.

  •
  Reputation for Quality and Service in an Increasingly Demanding Environment.  We use advanced quality controlled testing methods to monitor our sophisticated design and manufacturing process, and we test 100% of our finished products using automated equipment and customer-approved tests.

  •
  Experienced Management Team.  Our senior management team averages approximately 25 years of power supply and electronics industry experience and approximately 15 years of service with Cherokee.

Business Strategy

        Our objective is to grow our business profitably by being the power supply partner of choice for select industry-leading OEMs who require sophisticated power solutions. Key elements of our strategy include:

  •
  Increase sales to our existing customers;

  •
  Expand our customer base through increased sales and marketing efforts;

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  Increase sales from complementary DC/DC product offerings;

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  Expand and cross-sell product offerings;

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  Expand our international manufacturing presence;

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  Leverage infrastructure to improve margins; and

  •
  Pursue selected acquisitions when we believe they will complement our existing business.

Competitive and Business Challenges

        We believe the following to be our competitive and business challenges:

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  Relatively Lower Net Sales.  Cancellations, reductions or delays in customer orders or commitments or an increase in warranty product returns could have a greater effect on us than some of our competitors because of our lower level of net sales.

  •
  Dependence on Small Group of Customers.  Our top ten customers accounted for approximately 60% of our net sales during 2002 and approximately 61% of our net sales during 2003.

  •
  Fixed Operating Costs.  Operating costs of our existing manufacturing facilities and related administrative expenses are relatively fixed and therefore cannot be easily reduced if our sales decline.

  •
  Unpredictable End Markets.  As a provider of power supplies to OEMs in the electronic equipment industries, our sales are dependent upon the success of these unpredictable end markets and the underlying products of which our power supplies are a component.

  •
  International Operations.  Our significant international operations subject us to risks that we would not otherwise face, such as political and economic instability, terrorism and civil unrest, and difficulties in staffing and managing these operations.

  •
  Concentration of Ownership.  Our existing stockholders will continue to have significant control over our management and policies after the offering.

Restructuring Transactions

        In November 2002, we completed a restructuring of our debt and reorganized from a California limited liability company into a Delaware corporation. In connection with this offering, the convertible debt that we issued at the time of the restructuring will automatically convert into 6,283,796 shares of our common stock, and we will repay a substantial portion of the remaining debt incurred in connection with the restructuring with the proceeds from this offering.

        As part of the restructuring, we amended our then-existing credit facility and entered into new senior credit facilities providing, in the aggregate, for $15.0 million of term loans and a revolving credit facility of up to $7.6 million, in each case maturing November 30, 2005. As of December 31, 2003, two of the term loans, in an aggregate principal amount of $9.7 million, bore interest at an annual rate of 5.49% and the remaining two term loans, in an aggregate principal amount of $2.8 million, bore interest at an annual rate of 5.91%. Borrowings under the revolving credit facility were approximately $6.1 million and bore interest at an annual rate of 6.75% as of such date. We also issued approximately $41.0 million original principal amount of 14 1/2% second lien pay-in-kind notes, together with warrants to purchase 2,447,813 shares of our common stock at an exercise price of $0.039 per share. Interest on the second lien notes has been paid in kind since issuance. We also exchanged our $100.0 million of senior subordinated notes for $46.6 million of 5 1/4% senior notes, together with warrants to purchase 1,633,714 shares of our common stock at an exercise price of $0.039 per share, and $53.4 million of our 12% senior convertible notes due 2008 which are convertible into 6,283,796 shares of our common stock at a conversion price of approximately $8.49 per share. Since issuance, interest due on the senior notes has been paid in cash, and interest due on the senior convertible notes has been added to the principal amount. This amount added in respect of interest payments is not convertible into shares of our common stock. Upon consummation of this offering, we plan to use a portion of the net proceeds to us from this offering to repay the senior credit facilities, to redeem the second lien notes and to pay the amounts added to the principal of the senior convertible notes in respect of interest payments thereon. The $46.6 million of 5 1/4% senior notes will remain outstanding, and we expect to amend the existing $7.6 million revolving credit facility to provide for up to $20.0 million of borrowings. We expect that all warrants issued in the restructuring will be exercised in connection with this offering in accordance with their terms.

        Affiliates of Oaktree Capital Management, LLC, GFI Energy Ventures LLC and GSCP (N.J.), Inc., which are also affiliates of ours, participated in the restructuring transactions and currently hold a portion of the indebtedness described above. In this prospectus, we refer to Oaktree Capital Management, LLC as "Oaktree," GFI Energy Ventures LLC as "GFI" and GSCP (N.J.), Inc. as "GSC." As a result, these affiliates of ours will receive approximately $50.9 million of the net proceeds from this offering as repayment of indebtedness. In addition, they will receive approximately 8,125,263 shares of common stock in the aggregate as a result of the conversion of the senior convertible notes held by them and the exercise of warrants held by them. Based on the initial public offering price of $14.50 per share, the shares of common stock to be received by these affiliates upon the conversion of such convertible notes and the exercise of such warrants have an aggregate value of $74.8 million in excess of the aggregate exercise and conversion prices. The affiliates of GSCP (N.J.), Inc. were not affiliates of ours prior to the restructuring transactions. Please refer to "Certain Relationships and Related Transactions—The Restructuring Transactions; The Offering" for more information. In this prospectus, we refer to the restructuring and related transactions as the "Restructuring Transactions."

Amended Senior Revolving Credit Facility

        In connection with this offering, we have entered into a commitment letter with General Electric Capital Corporation to amend our existing senior revolving credit facility to provide for borrowings of up to $20.0 million that will be subject to a borrowing base comprised of eligible accounts receivable and inventory. The closing under the amended facility is contingent on the consummation of this offering and satisfaction of customary conditions. The amended senior revolving credit facility will be secured by substantially all of our assets. We anticipate this amended facility will have covenants and restrictions similar to those contained in our existing senior revolving credit facility, except that certain financial ratio covenants will be eliminated or loosened. We plan to use funds available under the amended senior revolving credit facility to finance our working capital needs.

Principal Offices

        Our principal offices are located at 2841 Dow Avenue, Tustin, California 92780, and our telephone number is (714) 544-6665. We also maintain a website at www.cherokeepwr.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered by us	6,600,000 shares
Common stock to be outstanding after this offering	19,179,077 shares
Use of proceeds and related party transactions	We estimate that the net proceeds to us from this offering will be approximately $87.0 million, after payment by us of approximately $8.7 million in underwriting discounts and commissions and offering expenses. We intend to use the net proceeds to us from this offering to repay approximately $74.2 million of indebtedness and accrued interest and approximately $12.8 million for general corporate purposes. Approximately $50.9 million, or 58.6%, of the net proceeds to us from this offering, will be used to repay indebtedness owed to affiliates of Oaktree, GFI and GSC that are also affiliates of ours. Please refer to "Use of Proceeds" for more information.

Prior to this offering, these affiliates beneficially owned approximately 76.5% of our outstanding common stock in the aggregate, including 5,056,415 shares of our common stock to be received by them upon the automatic conversion of the senior convertible notes held by them at a conversion price of approximately $8.49 per share, and 3,068,848 shares of our common stock upon the exercise of warrants held by them at an exercise price of $0.039 per share. After giving effect to this offering, these shares to be received upon conversion and exercise of these securities will constitute approximately 42.4% of our outstanding common stock and these affiliates will beneficially own approximately 50.1% of our outstanding common stock in the aggregate, assuming no exercise of the over-allotment option. Based on the initial public offering price of $14.50 per share, the shares of common stock to be received by these affiliates upon the conversion of such convertible notes and the exercise of such warrants have an aggregate value of $74.8 million in excess of the aggregate exercise and conversion prices. Please refer to "Certain Relationships and Related Transactions—The Restructuring Transactions; The Offering" for more information.
We will use approximately $0.2 million of the net proceeds to repay the second lien notes held by an affiliate of Credit Suisse First Boston LLC.
NASDAQ National Market Symbol	CHRK

Risk factors	For a discussion of certain risks relating to our business and an investment in our common stock, see "Risk Factors."

        Except as otherwise indicated, all share information in this prospectus is based on 2,213,754 shares outstanding as of December 31, 2003 and:

  •
  assumes a 1 for 3.9 reverse stock split of our outstanding common stock prior to the consummation of this offering;

  •
  includes 4,081,527 shares of our common stock issuable upon exercise of outstanding warrants at an exercise price of $0.039 per share that will terminate if not exercised prior to the closing of this offering (and assumes such warrant holders pay the exercise price of the warrants in cash);

  •
  includes 6,283,796 shares of our common stock issuable upon conversion of the original principal amount of our outstanding senior convertible notes at a conversion price of approximately $8.49 per share that will automatically convert into shares of our common stock immediately prior to the closing of this offering (we refer in this prospectus to the conversion of our senior convertible notes and the assumed exercise of the warrants described above as the "Conversion of Convertible Securities");

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  excludes 12,824 shares of our common stock granted to management employees of our Belgium subsidiary, Cherokee Europe SCA, since December 31, 2003 for achieving specified financial performance targets in 2003;

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  excludes 1,081,043 shares of our common stock issuable upon exercise of outstanding options that have been granted under our existing stock option plan with exercise prices ranging from $5.85 to $10.34 per share;

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  excludes 328,320 shares of our common stock issuable upon exercise of options granted under our existing stock option plan since December 31, 2003 with an exercise price equal to the initial public offering price of our common stock;

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  excludes 1,200,000 shares of our common stock currently available for future grant or issuance under our new stock incentive plan and stock purchase plan (including 50,000 shares to be issued to our non-employee directors upon the consummation of the offering with an exercise price equal to the initial public offering price of our common stock); and

  •
  assumes no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial Data

        The summary consolidated financial data for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements that are not included in this prospectus. The actual summary consolidated financial data as of December 31, 2003 and for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements that appear elsewhere in this prospectus. The pro forma as adjusted data for the year ended December 31, 2003 give effect to the Conversion of Convertible Securities and the consummation of this offering and the application of the net proceeds to us as described under "Use of Proceeds," as if such events occurred at the beginning of the year. The pro forma consolidated balance sheet data as of December 31, 2003, reflect our capitalization as of such date, adjusted to give effect to the Conversion of Convertible Securities as if such conversion occurred on such date. The pro forma as adjusted consolidated balance sheet data as of December 31, 2003 reflect our capitalization as of such date, adjusted to give effect to the Conversion of Convertible Securities and the consummation of this offering and the application of the net proceeds to us as described under "Use of Proceeds" as if such events occurred on that date. You should read the following financial information together with the information under "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Years Ended December 31,
	1999	2000(1)	2001	2002	2003
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$121,458	$143,175	$121,994	$96,293	$111,943
Gross profit	43,865	45,214	30,751	25,695	32,546
Operating income	27,936	28,132	10,515	7,545	4,560
Net income (loss) before cumulative effect of a change in accounting principle	16,552	11,663	(6,493)	(11,011)	(12,432)
Cumulative effect of a change in accounting principle: goodwill impairment	—	—	—	(34,600)	—
Net income (loss)	16,552	11,663	(6,493)	(45,611)	(12,432)
Pro Forma As Adjusted (2):
Net income					$1,309
Basic and diluted net income per share					$0.07

Basic and diluted weighted average shares outstanding					19,098

Other Financial Data:
Cash flow provided by (used in) operating activities	$19,152	$6,730	$17,009	$5,161	$(4,805)
Capital expenditures	532	4,873	1,745	1,027	1,962
Depreciation and amortization	2,390	4,827	6,694	3,445	3,594

	As of December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,887	$4,887	$17,925
Working capital	18,626	18,626	40,492
Total assets	77,215	77,215	90,253
Total debt	172,435	119,065	47,478
Stockholders' equity (deficit)	(129,968)	(76,598)	10,562

(1)
Includes the results of Industrial and Telecommunication Systems, or ITS, from the period June 16, 2000 to December 31, 2000. We acquired ITS on June 15, 2000.

(2)
The pro forma as adjusted net income and basic and diluted net income per share amounts reflect a reduction of interest expense resulting from the Conversion of Convertible Securities and application of the net proceeds to us from this offering as described under "Use of Proceeds" and assume as of January 1, 2003 that (i) the estimated net proceeds to us from this offering of $87.0 million have been applied to the repayment of approximately $12.5 million of term loans, $6.2 million borrowed under our existing revolving credit facility, $47.8 million of second lien notes (including $1.2 million of accrued interest at December 31, 2003) and $6.4 million added to the principal amount of our senior convertible notes in respect of interest payments and an additional $1.2 million in accrued and unpaid interest on our senior convertible notes at December 31, 2003 and (ii) the Conversion of Convertible Securities has occurred. A reconciliation between reported net loss and pro forma as adjusted net income for 2003 is presented below (in thousands). The adjustments below are not tax affected because we maintain a full valuation allowance for deferred tax assets.

Net loss, as reported	$(12,432)
Reduction of interest expense related to:
Senior convertible notes	6,404
Second lien notes	6,315
Term loans	807
Revolving credit facility	215

Net income, pro forma as adjusted	$1,309

(3)
The pro forma as adjusted balance sheet data assumes that the Conversion of Convertible Securities and the application of the net proceeds to us from this offering occurred on December 31, 2003. See "Use of Proceeds."

RISK FACTORS

        Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Company and Industry

We have experienced net losses and declining sales, and continuing negative economic conditions could harm our business.

        During 2000, we began to experience declining sales due to lower customer demand as a result of unfavorable economic conditions and reduced capital spending, particularly in the information technology and communications equipment industries. Our net sales decreased 21% in 2002 compared to 2001 and decreased 15% in 2001 compared to 2000. In addition, we have generated net losses since the first quarter of 2001. For the year ended December 31, 2002, we had net losses of $45.6 million, and for the year ended December 31, 2003, we had net losses of $12.4 million. If our losses persist, our ability to achieve our business objectives could be impaired. Continued negative economic conditions could result in further losses or otherwise materially negatively impact our business.

We are substantially dependent upon sales to a relatively small group of customers. The loss of one or more major customers, or the discontinuation or modification of these customers' products, could materially and adversely affect the results of our operations.

        Our top ten customers accounted for approximately 60% of our net sales during 2002 and approximately 61% of our net sales during 2003. Net sales to Nortel Networks accounted for more than 10% of our net sales during 2002, and net sales to Hewlett-Packard and Nortel Networks each accounted for more than 10% of our net sales during 2003. The loss of any of our major customers could have a material adverse effect on our financial condition or results of operations. We do not have long-term contracts with our customers, and our customers use alternative power supply providers for some or all of their products. We may not be able to maintain our customer relationships, and our customers may reduce the volume of or cancel purchase orders, purchase power supplies elsewhere or develop relationships with additional providers of power supplies, any of which could adversely affect our financial condition or results of operations. A significant change in the liquidity or financial position of any of these customers could also have a material adverse effect on the collectibility of our accounts receivables, our liquidity and our future operating results.

        Prior to, or at the end of, a product's life cycle, any of our customers may decide to discontinue or modify any of its products. In that event, the customer may no longer have a need for our products or may choose to integrate a competitor's power supplies into the customer's new or modified product. The resulting loss of revenues could also adversely affect our financial condition or results of our operations.

Failure by our customers or us to keep up with rapid technological change in the electronic equipment industries could result in reduced sales.

        Many of our existing customers are in the electronic equipment industries, especially wireless infrastructure and networking, and produce products that are subject to rapid technological change, obsolescence and large fluctuations in world-wide product demand. These industries are characterized by intense competition and end-user demand for increased product performance at lower prices. We may not be able to properly assess developments in the electronic equipment industries or identify product groups or customers with the potential for continued and future growth. Factors affecting the electronic equipment industries, in general, or any of our major customers or their products, in particular, could have a material adverse effect on our financial condition or results of operations. For instance, as a provider of power supplies to OEMs in the electronic equipment industries, our sales are dependent upon the success of the underlying products of which our power supplies are a component. We have no control over the demand for or success of these products. If our customers' products are not well-received by, or if demand for their products fail to develop among, end-users, our customers may discontinue or modify the product or reduce the production of the product. Any of these events could lead to the cancellation or reduction of orders for our power supplies that were previously made or anticipated, which could materially adversely affect our financial condition or results of operation. See "—Cancellations, reductions or delays in customers' orders or commitments or an increase in the number of warranty product returns could have a material adverse impact on our financial condition and results of operations" for more information.

        The markets for our products are characterized by rapidly changing technologies, increasing customer demands, evolving industry standards, frequent new product introductions and shortening product life cycles. Generally, our customers purchase our power supplies for the life cycle of a product, which can range anywhere from two to fifteen years. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and cost, as well as the accurate anticipation of technological and market trends. As the life cycle of our customers' products shorten, we will be required to bid on contracts for replacement or next generation products to replace revenues generated from discontinued products more frequently. These bids may not be successful. Even if we are successful, we may not be able to successfully develop, introduce or manage the transition of new products. Any failure or delay in anticipating technological advances or developing and marketing new products that respond to any significant technological change or significant changes in customer demand could have a material adverse effect on our financial condition or results of operations.

We face significant competition, including from some competitors with greater resources and geographic presence than us. Our failure to adequately compete could have a material adverse effect on our business.

        The design, manufacture and sale of power supplies is highly competitive and characterized by increasing customer demands for product performance, shorter manufacturing cycles and lower prices. Our competition includes numerous companies throughout the world, some of which have advantages over us in terms of labor and component costs and technology. Our principal competitors are Artesyn Technologies, Astec Power, Delta Electronics, Magnetek, Power One, Tyco International and Vicor. Some of our competitors have substantially greater net sales, resources and geographic presence than we do. Competition from existing competitors or new market entrants may increase at any time. We also face competition from current and prospective customers that may design and manufacture their own power supplies. In times of an economic downturn, or when dealing with high-volume orders, price may become a more important competitive factor, forcing us to reduce prices and thereby adversely affecting our financial results.

        Some of our major competitors have also consolidated through merger and acquisition transactions. Consolidation among our competitors is likely to create companies with increased market share, customer bases, proprietary technology and marketing expertise, and an expanded sales force. These developments may adversely affect our ability to compete.

Cancellations, reductions or delays in customers' orders or commitments or an increase in the number of warranty product returns could have a material adverse impact on our financial condition and results of operations.

        We do not obtain long term purchase orders or commitments from our customers, and customers may generally cancel, reduce or postpone orders or commitments. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders or commitments that were previously made or anticipated. At any time, a significant portion of our backlog may be subject to cancellation or postponement. Substantially all of our $38.1 million backlog as of December 31, 2003 was subject to cancellation upon the payment by our customers of cancellation fees that vary depending on individual purchase orders. In 2001, we experienced cancellations of approximately $14.0 million as a result of unfavorable economic conditions and reduced capital spending by communication providers that purchased our customers' end products. For the years ended December 31, 2002 and 2003, we experienced cancellations of approximately $1.4 million and $0.9 million, respectively. During those same periods the rate of customer warranty returns was less than 1%.

        We also enter into consignment arrangements with some of our customers, whereby we agree to bear the risk and cost of carrying inventory. Under these consignment arrangements, we deliver the power supplies ordered by such customers to a third-party location, permit these customers to take delivery of the power supplies within a specified time period after our delivery of the products, and invoice these customers for the products only after they have taken delivery.

        We may not be able to replace cancelled, delayed or reduced orders or commitments in a timely manner or at all and in some instances may need to write-off inventory. Significant or numerous cancellations, as well as reductions or delays in orders or commitments, including as a result of delays in or the failure to take delivery of products that are subject to consignment arrangements, by a customer or group of customers, could materially adversely affect our financial condition or results of operations.

        We also offer our customers a warranty for products that do not function properly within a limited time after delivery. We regularly monitor and track warranty product returns and record a provision for the estimated amount of future warranty returns based on historical experience and any notification we receive of pending warranty returns. We may not continue to experience the same warranty return rates that we have in the past. Any significant increase in product failure rates and the resulting warranty credit returns could have a material adverse effect on our operating results for the period or periods in which those warranty returns occur.

Our international manufacturing operations and our international sales subject us to various risks associated with, among other things, foreign laws, policies, economies and exchange rate fluctuations.

        We have manufacturing operations located in Mexico, Belgium and India, and we may expand our operations into other foreign countries in the future. In addition, international sales have been, and are expected to continue to be, an important component of our total sales. International sales represented 54% of our net sales in 2002 and 52% of our net sales in 2003. Our manufacturing operations and international sales are subject to inherent risks, all of which could have a material adverse effect on our financial condition or results of operations. For example, our European restructuring, which took place in June 2003, was significantly impacted by local labor laws and union labor negotiations, and required one-time termination benefits of approximately $4.5 million to be paid through 2010. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations." Other risks affecting our international operations include:

  •
  differences or unexpected changes in regulatory requirements;

  •
  political and economic instability;

  •
  terrorism and civil unrest;

  •
  work stoppages or strikes;

  •
  interruptions in transportation;

  •
  restrictions on the export or import of technology;

  •
  difficulties in staffing and managing international operations;

  •
  variations in tariffs, quotas, taxes and other market barriers;

  •
  longer payment cycles;

  •
  problems in collecting accounts receivables;

  •
  changes in economic conditions in the international markets in which our products are sold; and

  •
  greater fluctuations in sales to customers in developing countries.

        Although we transact business primarily in U.S. dollars, a portion of our sales and expenses, including labor costs, are denominated in the Mexican peso, the Indian rupee, the Euro and other European currencies. For 2002 and 2003, net sales in Europe accounted for 52% and 43% of our net sales, respectively. Fluctuations in the value of the U.S. dollar relative to the Euro impacted our revenue, cost of goods sold and operating margins for these periods and resulted in foreign currency translation gains and losses. Foreign currency translation gains recorded in other comprehensive income, a component of equity, in 2002 and 2003 were $2.1 million and $1.1 million, respectively. Historically, we have not actively engaged in substantial exchange rate hedging activities and do not intend to do so in the future.

An interruption in delivery of component supplies could lead to supply shortages or a significant increase in our cost of materials.

        We are dependent on our suppliers for timely shipments of components, including components manufactured by us in our India facilities. We typically use a primary source of supply for each component used in our products. Changing suppliers or establishing alternate primary sources of supply, if needed, could take a significant period of time, which in turn could result in supply shortages and increased prices. In some cases, we source components from only one manufacturer. Substantially all of our revenues are derived from the sale of products that include components that we source from only one manufacturer. In addition, many of our suppliers are located outside of the United States, and timely delivery from these suppliers may not occur due to interruptions in transportation, import-export controls, tariffs, quotas, taxes and other market barriers, and political and economic stability in the country in which the components used in our products are produced or the surrounding region. An interruption in supply could have a material adverse affect on our operations. Any shortages of particular components could increase product delivery times and costs associated with manufacturing, thereby reducing gross margins. Additionally, these shortages could cause a substantial loss of business due to shipment delays. Any significant shortages or price increases of components could have a material adverse effect on our financial condition or results of operations.

Our quarterly sales may fluctuate while our expenditures remain relatively fixed, potentially resulting in lower gross margins and volatility in our stock price.

        Our quarterly results of operations have fluctuated in the past and may continue to fluctuate in the future. For example, sales to our largest customer in the fourth quarter of 2002 were $4.0 million, and decreased by 32% to $2.7 million in the first quarter of 2003, driven by fluctuations in demand for our customers' end products. Fluctuations in customer needs, cancellations, reductions and delays in orders and commitments may cause our quarterly results to fluctuate. See "—Cancellations, reductions or delays in customers' orders or commitments or an increase in the number of warranty product returns could have a material adverse impact on our financial condition and results of operations." Variations in volume production orders and in the mix of products sold by us have also significantly affected sales and gross profit. Sales are generally impacted by a combination of these items and may also be affected by other factors. These factors include:

  •
  the receipt and shipment of large orders or reductions in these orders (including the impact of any consignment arrangements);

  •
  raw material availability and pricing;

  •
  product and price competition; and

  •
  the length of sales cycles.

Many of these factors are outside of our control. In addition, a substantial portion of our sales in a given quarter may depend on obtaining orders for products to be manufactured and shipped in the same quarter in which those orders are received. As a result of this and other factors described above, sales for future quarters are difficult to predict and our financial condition or results of operations in a given quarter may be below our expectations and our gross margins may decrease.

        Our expense levels are relatively fixed and are based, in part, on expectations of future revenues. If revenue levels are below expectations, the market price of our common stock could fall substantially, and our financial condition or results of operations could be materially adversely affected.

Our ability to successfully implement our business strategy is dependent on our ability to retain and attract key personnel.

        Our ability to successfully implement our business strategy depends to a significant degree on the efforts of Jeffrey M. Frank, President and Chief Executive Officer, and Van Holland, Chief Financial Officer, along with other members of our senior management team. We have no employment agreements with our key management executives and do not maintain key person life insurance for any of our executive officers. We believe that the loss of service of any of these executives could have a material adverse effect on our business. In addition, we depend on highly skilled engineers and other personnel with technical skills that are in high demand and are difficult to replace. As a result, our ability to maintain and enhance product and manufacturing technologies and to manage any future growth also depends on our success in attracting and retaining personnel with highly technical skills. The competition for these qualified technical personnel may be intense if the relatively limited number of qualified and available power engineers continues. We may not be able to attract and retain qualified technical personnel.

Changes in government regulations or product certification could result in delays in shipment or in lost sales.

        Our operations are subject to general laws, regulations and government policies in the United States and abroad. Additionally, our product standards are certified by agencies in various countries, including, among others, the United States, Canada, Germany and the United Kingdom. Changes in these laws, regulations, policies or certification standards could negatively affect the demand for our products, result in the need to modify our existing products, increase time-to-production or affect the development of new products, each of which may involve substantial costs or lost or delayed sales and could have a material adverse effect on our financial condition or results of operations.

Environmental compliance could require significant expenditures and failure to so comply could result in fines or revocation of licenses or permits, any of which could materially and adversely affect our financial condition or results of operations.

        We are subject to federal, state and local environmental laws and regulations (in both the United States and abroad) that govern the handling, transportation and discharge of materials into the environment, including into the air, water and soil. Environmental laws could become even more stringent in the future, imposing greater compliance costs and increasing risks and penalties associated with their violation or the contamination of the environment. Should there be an environmental accident or violation related to our operations, our financial condition or results of operations may be adversely affected. We could be held liable for significant penalties and damages under environmental laws and could also be subject to a revocation of licenses or permits, which could materially and adversely affect our financial condition or results of operations.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control.

        Our operations are vulnerable to interruption by earthquakes, fires, electrical blackouts, power losses, telecommunications failures and other events beyond our control. Our executive offices and key manufacturing and engineering facilities are located in Southern California. Because the Southern California area is located in an earthquake-sensitive area, we are particularly susceptible to the risk of damage to, or total destruction of, our facilities in Southern California and the surrounding transportation infrastructure, which could affect our ability to make and transport our products. Furthermore, the State of California experienced deficiencies in its power supply in 2002, which resulted in occasional rolling black-outs and caused us two-to-four hour power supply interruptions over the course of a few days. In addition, California continues to face periodic shortages in its power supply. If rolling blackouts or other disruptions in power occur, our business and operations would be disrupted, and our business would be adversely affected. Our business interruption insurance may not be sufficient to compensate us for losses that may occur and would not compensate us for the loss of consumer goodwill due to disruption of service.

We may be sued by third parties for alleged infringement of their proprietary rights.

        We have received, from time to time, notices of alleged infringement and/or invitations to take licenses from third parties asserting that they have patents (or other intellectual property rights) that are relevant to our present or contemplated business operations. There is no guarantee that we will be able to avoid incurring litigation costs related to such assertions. Intellectual property claims could be successfully asserted against us, preventing us from using certain of our technologies, or forcing us to modify our technology or to pay license fees for use of that technology. Such additional engineering expenses or licensing costs could have an adverse effect on the results of our operations. In addition, we could incur substantial expenses in defending against these claims, whether or not we ultimately prevail against these claims.

Our business operations will be restricted by provisions of the agreements governing our debt.

        Following this offering, we will continue to have outstanding debt. After giving effect to the application of the estimated net proceeds to us of this offering, as of December 31, 2003, we would have had total consolidated debt of approximately $47.5 million. In addition, at the closing of this offering, we expect to have in place our amended $20.0 million senior revolving credit facility that will be subject to a borrowing base comprised of eligible accounts receivable and inventory. All of our outstanding indebtedness, including any incurred pursuant to the amended senior revolving credit facility, will continue to be secured by substantially all of our assets. In addition, we may need to incur additional debt in the future as we continue to grow our business. The agreements governing our debt contain a number of covenants that restrict our business operations, including covenants limiting our ability to make investments, enter into mergers or acquisitions, dispose of assets, incur additional debt, grant liens, enter into transactions with affiliates, redeem or repurchase our capital stock, repay other debt and pay dividends. We expect that the amended senior revolving credit facility will contain covenants or restrictions similar to those contained in our existing senior revolving credit facility, except that certain financial ratio covenants will be eliminated or loosened. As of March 31, 2003, we were not in compliance with certain of our financial covenants set forth in the agreements governing our existing senior credit facilities and our second lien notes, which noncompliance was waived by the requisite lenders under the existing senior credit facilities and the requisite number of holders of the second lien notes. Our ability to comply with covenants under agreements governing our debt may be affected by events that are beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with the covenants or restrictions contained in agreements governing our debt could result in an event of default under these agreements, which could result in our debt, together with accrued and unpaid interest, being declared immediately due and payable.

Credit risks could materially and adversely affect our operations and financial condition.

        The negative or declining economic conditions over the past few years have increased our exposure to our customers' credit risk and the risk that our customers will not be able to fulfill their payment obligations to us. In particular, sales to larger customers are sometimes made through contract manufacturers that do not have the same resources as those customers. Additionally, if one of our major customers experienced financial difficulties, losses could be in excess of our current allowance. At December 31, 2003, one of our customers accounted for approximately 41% of our total net receivables. For the periods ended December 31, 2002 and 2003, our accounts receivable write-offs amounted to less than 1% of our net accounts receivable balance. In the event our customers or those contract manufacturers experience financial difficulties and fail to meet their financial obligations to us, or if our recorded bad debt provisions with respect to receivables obligations do not accurately reflect future customer payment levels, we could incur additional write-offs of receivables that are in excess of our provisions, which could have a material adverse effect on our operations and financial condition.

        In addition, we depend on the continuing willingness of our suppliers to extend credit to us to finance our inventory purchases. If suppliers become concerned about our ability to generate cash and service our debt, they may delay shipments to us or require payment in advance.

Risks Relating to this Offering

Our controlling stockholders may take actions that conflict with your interests.

        Immediately following this offering, 50.1% of our common stock will be held by affiliates of Oaktree, GFI and GSC. Because of these holdings, these stockholders, if they choose to act together, will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions, and they will have significant control over our management and policies. The directors elected by these stockholders will be able to significantly influence decisions affecting our capital structure. This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest.

There has been no prior market for our common stock, and an active trading market may not develop.

        Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially.

        The initial public offering price for the shares of our common stock sold in this offering was determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

  •
  actual or anticipated fluctuations in our results of operations;

  •
  variance in our financial performance from the expectations of market analysts;

  •
  conditions and trends in technology industries;

  •
  announcements of significant contracts by us or our competitors;

  •
  changes in our pricing policies or the pricing policies of our competitors;

  •
  loss of one or more of our significant customers;

  •
  the introduction of new products or product enhancements by us or our competitors;

  •
  the commencement of or our involvement in litigation;

  •
  our sale of common stock or other securities in the future, or sales of our common stock by our significant or other stockholders;

  •
  changes in market valuation or earnings of our competitors;

  •
  the trading volume of our common stock;

  •
  changes in the estimation of the future size and growth rate of our markets; and

  •
  general economic conditions.

        In addition, the stock market in general, and The NASDAQ National Market and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. Further, the market prices of securities of technology companies and companies servicing the technology industries have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. This type of litigation, if instituted against us and regardless of whether we prevail on the underlying claim, could result in substantial costs and a diversion of management's attention and resources, which could materially harm our financial condition and results of operations.

We do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

        We do not plan to declare dividends on shares of our common stock in the foreseeable future. In addition, we are restricted from declaring or paying cash dividends pursuant to the terms of our senior notes. We expect that we will also be restricted from paying cash dividends under the amended senior revolving credit facility that we expect to be in place at the closing of this offering. See "Dividend Policy" for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Over 85% of the net proceeds to us from this offering will be used to repay a substantial portion of our outstanding debt, leaving less than 15% of such net proceeds to be retained by us for other uses.

        Presently, we intend to use approximately 85.3% of the anticipated net proceeds to us from this offering to repay approximately $74.2 million of our outstanding debt. Affiliates of Oaktree, GFI and GSC, which are also affiliates of ours, that participated in the Restructuring Transactions will receive approximately $50.9 million, or 58.6%, of the net proceeds from this offering as repayment of indebtedness owed to them. After payment of our outstanding debt in the manner described in the "Use of Proceeds," we will retain less than 15% of the net proceeds to us from this offering, or approximately $12.8 million, for other uses.

After using approximately 85.3% of the net proceeds to us from this offering to repay our debt, our management team may invest or spend the remaining net proceeds to us of approximately $12.8 million in ways with which you may not agree or in ways that may not yield a return.

        We anticipate using the remaining approximately $12.8 million of net proceeds to us from this offering after repayment of outstanding debt for general corporate purposes. Our management will have considerable discretion in the application of these remaining net proceeds, and you will not have the opportunity to assess whether the proceeds are being used appropriately. The remaining net proceeds to us may be used for corporate purposes that do not increase our operating results or market value, and until they are used, they may be placed in investments that do not produce income or that lose value.

Certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

        Our certificate of incorporation and bylaws permit us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares, constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series.

        Furthermore, the indenture governing our senior notes requires us to give holders of the senior notes the opportunity to sell us their senior notes at 100% of their face amount plus accrued and unpaid interest in the event of a change of control. See "Description of Certain Debt—Change of Control Offer."

        Section 203 of the Delaware General Corporation Law, or the DGCL, also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. See "Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect."

        These provisions may discourage, delay or prevent a merger or acquisition at a premium price.

Future sales of our common stock may depress our share price.

        Immediately after this offering, we expect to have 19,179,077 shares of common stock outstanding. The 6,600,000 shares sold in this offering, or 7,590,000 shares if the underwriters' over-allotment option is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. The remaining 12,579,077 shares of common stock outstanding after this offering will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale
494,763	On the date of this prospectus, although 104,152 shares will be subject to certain volume limitations under Rule 144 of the Securities Act
12,084,314	180 days after the date of this prospectus, although all but 2,389,297 shares will be subject to certain volume limitations under Rule 144 of the Securities Act

        The above table assumes the effectiveness of the lock-up agreements under which our executive officers, directors and holders of shares of our common stock and holders of certain outstanding warrants and senior convertible notes have agreed not to sell or otherwise dispose of their shares of common stock held or issuable upon exercise or conversion of the warrants or the senior convertible notes, which lock-ups are subject to certain customary exceptions. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements.

        Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. After the lock-up agreements pertaining to this offering expire, additional stockholders will be able to sell their shares in the public market, subject to legal restrictions on transfer. As soon as practicable after the closing of this offering, we also intend to file a registration statement covering shares of our common stock issued or reserved for issuance under our stock option plan. Registration of the sale of these shares of our common stock would generally permit their sale into the market immediately, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus without the prior written consent from us or our underwriters. In addition, some of our stockholders holding 65.6% of our outstanding common stock after giving effect to this offering, are parties to agreements that provide for registration rights. These registration rights of our stockholders could impair our ability to raise capital by depressing the price at which we could sell our common stock. We may also sell additional shares of common stock in subsequent public offerings, which may adversely affect market prices for our common stock. See "Shares Eligible for Future Sale" for more information.

As a new investor, you will experience substantial dilution in the net tangible book value of your shares.

        The initial public offering price of our common stock is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

  •
  pay a price per share that substantially exceeds the book value of our assets after subtracting liabilities; and

  •
  contribute 48.0% of the total amount invested to fund our company, but will own only 33.0% of the shares of common stock outstanding after this offering.

        As of December 31, 2003, the net tangible book value per share of our common stock was $(61.56) per share compared to $(6.58) per share assuming the Conversion of the Convertible Securities.

        The initial public offering price of $14.50 per share is less than the weighted average purchase price paid by our existing stockholders of $19.75 per share, and more than the exercise price to be paid by holders upon exercise of the warrants of $0.039 per share, the option exercise price to be paid by option holders upon exercise of their options of between $5.85 and $10.34 per share and the $8.49 conversion price of the senior convertible notes. To the extent outstanding stock options are exercised, there will be further dilution to new investors. See "Dilution" for more information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements made in this prospectus are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used in this prospectus, the words "believe," "anticipate," "intend," "estimate," "expect" and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. The forward-looking statements in this prospectus are primarily located in the material set forth under the headings "Prospectus Summary," "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," but are found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

        Specific factors that might cause actual results to differ from our expectations or may affect the value of the common stock, include, but are not limited to:

  •
  changes in general economic and business conditions, domestically and internationally;

  •
  reductions in sales to or the loss of any significant customers;

  •
  rapid technological change in the electronic equipment industries;

  •
  significant competition in our industry;

  •
  changes in political, social and economic conditions and local regulations with respect to our international sales and operations;

  •
  foreign currency fluctuations;

  •
  disruptions of established supply channels;

  •
  cancellations, reductions or delays in customers' orders or commitments;

  •
  changes in government regulations or product certifications;

  •
  our level of debt and restrictions imposed by our debt instruments; and

  •
  the availability, terms and deployment of capital.

USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $87.0 million, after deducting approximately $8.7 million in estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders.

        We intend to use the net proceeds to us from this offering to repay approximately $74.2 million of outstanding indebtedness as set forth below, and approximately $12.8 million for general corporate purposes. The amounts of outstanding indebtedness shown below at December 31, 2003 include interest of approximately $2.5 million accrued but unpaid through such date. We will also pay interest accrued from January 1, 2004 through the closing of this offering, which will accrue at an aggregate rate of approximately $42,000 per day. Amounts outstanding under our existing revolving credit facility may fluctuate prior to closing of this offering. Dollars are in thousands.

Term Loans A and B	$12,513
Revolving Credit Facility	6,216
14 1/2% Second Lien Notes due 2006	47,817
Interest added to 12% Senior Convertible Notes due 2008	7,640

Total	$74,186

        Certain of our affiliates hold indebtedness to be repaid by us and will receive approximately $50.9 million, or 58.6%, of the net proceeds from this offering. See "Certain Relationships and Related Transactions—The Restructuring; The Offering."

        Pending the uses described above, we intend to invest the net proceeds to us in short-term, interest-bearing, investment-grade securities.

        Our existing senior credit facilities mature on November 30, 2005 and consist of term loans and a revolving credit facility. As of December 31, 2003, the two term A loans, in an aggregate outstanding principal amount of $9.7 million, bore interest at an annual rate of 5.49%; the two term B loans, in an aggregate outstanding principal amount of $2.8 million, bore interest at an annual rate of 5.91%; and the loans under the revolving credit facility bore interest at an annual rate of 6.75%.

DIVIDEND POLICY

        We do not anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our debt instruments, our future earnings, capital requirements, financial condition, future prospects and other factors that the board of directors may deem relevant. We are restricted from declaring or paying cash dividends pursuant to the terms of our senior notes. We expect that we will also be restricted from declaring or paying cash dividends under the amended senior revolving credit facility that we expect to be in place at the closing of this offering.

        Prior to the Restructuring Transactions, we were organized as a California limited liability company and treated as a partnership for United States federal income tax purposes. Under this treatment, we were not subject to United States federal income taxation and each of our members was subject to tax on its allocable share of our income. Subject to certain provisions in our then existing credit agreements, we generally made distributions to our members in an amount sufficient to pay their United States federal and state income taxes resulting from their allocable share of our income. No distributions have been made since we became a Delaware corporation in November 2002. No distributions were made in 2002. An aggregate of $2.1 million of distributions were made in 2001.

CAPITALIZATION

        The following table summarizes our cash and cash equivalents and our capitalization as of December 31, 2003 on:

  •
  an actual basis;

  •
  a pro forma basis, giving effect to the Conversion of Convertible Securities; and

  •
  a pro forma as adjusted basis, giving effect to the Conversion of Convertible Securities and the application of the estimated net proceeds to us of this offering as set forth under "Use of Proceeds."

        You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$4,887	$4,887	$17,925

Debt:
Senior credit facilities (1)	$18,531	$18,531	$—
Second lien notes	46,652	46,652	—
Senior notes	46,630	46,630	46,630
Senior convertible notes	59,774	6,404	—
Capital lease obligations	848	848	848

Total debt	172,435	119,065	47,478
Stockholders' equity (deficit):
Common stock, $0.001 par value; 250,000,000 shares authorized and 2,213,754 outstanding, actual; 250,000,000 shares authorized and 12,579,077 outstanding, pro forma; 70,000,000 shares authorized and 19,179,077 shares outstanding, pro forma as adjusted	2	8	19
Additional paid-in capital	43,710	97,074	184,223
Accumulated deficit	(176,107)	(176,107)	(176,107)
Accumulated other comprehensive income	2,427	2,427	2,427

Total stockholders' equity (deficit) (2)	(129,968)	(76,598)	10,562

Total capitalization	$42,467	$42,467	$58,040

(1)
As of December 31, 2003, we had outstanding term loans of $12.5 million, outstanding revolving balances of $6.1 million and $1.5 million available for additional borrowing under our existing revolving credit facility.

(2)
Pro forma as adjusted total stockholders' equity reflects the conversion of $53.4 million of our senior convertible notes (which excludes $6.4 million added to the principal amount of our senior convertible notes in respect of interest payments thereon), receipt of $159,000 in cash upon the exercise of warrants to purchase 4,081,527 shares of our common stock and receipt of the estimated net proceeds to us from this offering of $87.0 million.

DILUTION

        The net tangible book value of our common stock as of December 31, 2003 was approximately $(136.3) million, or approximately $(61.56) per share. After giving effect to the receipt of up to $159,000 upon the exercise of warrants to purchase 4,081,527 shares of our common stock, the conversion of our senior convertible notes into 6,283,796 shares of our common stock at a conversion price of $8.49, the receipt of $6,999,000 upon the exercise of stock options to purchase 1,081,043 shares of our common stock and our sale of the 6,600,000 shares of our common stock in this offering at the initial public offering price of $14.50 per share, and after deducting estimated underwriting discounts and commissions paid by us and our estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2003 would have been approximately $11.2 million, or approximately $0.55 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $6.10 per share to our existing stockholders, and an immediate dilution in pro forma as adjusted net tangible book value of $13.95 per share to new investors.

        The following table illustrates the per share dilution to the new investors:

	Per Share
Initial public offering price per share		$14.50
Net tangible book value per share as of December 31, 2003	$(61.56)
Increase per share attributable to the issuance of 6,283,796 shares of common stock upon the conversion of the senior convertible notes	51.80
Increase per share attributable to the issuance of 4,081,527 shares of common stock upon the exercise of warrants	3.18
Increase per share attributable to the issuance of 1,081,043 shares of common stock upon the exercise of outstanding options	1.03

Pro forma net tangible book value per share	(5.55)
Increase per share attributable to this offering	6.10

Pro forma as adjusted net tangible book value per share after this offering		0.55

Dilution per share to new investors in this offering		$13.95

        The following table summarizes, on a pro forma as adjusted basis as of December 31, 2003, after giving effect to the exercise of warrants and stock options and the conversion of the senior convertible notes, the differences for (1) our existing stockholders, (2) stockholders receiving shares of common stock upon the exercise of (A) warrants and (B) stock options, (3) stockholders receiving shares of common stock upon conversion of our senior convertible notes and (4) investors in this offering, with respect to the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid before deducting fees and expenses. With respect to the warrants and the options, the amounts shown assume that each holder paid cash pursuant to the terms of such securities. We expect that, pursuant to the terms of these securities, some or all of the holders will elect to use the "net exercise" feature by tendering mature shares included therein and, accordingly, will pay the consideration owed by receiving fewer shares upon exercise or conversion, as applicable.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	2,213,754	11%	$43,712,000	22%	$19.75
Stockholders from conversion of the senior convertible notes	6,283,796	31	53,370,000	27	8.49
Stockholders from exercise of warrants	4,081,527	20	159,000	—	0.039
Stockholders from exercise of stock options	1,081,043	5	6,999,000	3	6.48
New investors for this offering	6,600,000	33	95,700,000	48	14.50

Total	20,260,120	100%	$199,940,000	100%

        The discussion and tables above exclude:

  •
  12,824 shares of our common stock granted to management employees of our Belgium subsidiary, Cherokee Europe SCA, since December 31, 2003 for achieving specified financial performance targets in 2003;

  •
  328,320 shares of our common stock issuable upon exercise of options granted under our existing stock option plan since December 31, 2003 with an exercise price equal to the initial public offering price of our common stock; and

  •
  1,200,000 shares of our common stock currently available for future grant or issuance under our new stock incentive plan and stock purchase plan (including 50,000 shares to be issued to our non-employee directors upon the consummation of the offering with an exercise price equal to the initial public offering price of our common stock).

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements that appear elsewhere in this prospectus. No per share information is available prior to November 2002, when we converted from a California limited liability company to a Delaware corporation. You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Years Ended December 31,
	1999	2000(1)	2001	2002	2003
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$121,458	$143,175	$121,994	$96,293	$111,943
Cost of sales	77,593	97,961	91,243	70,598	79,397

Gross profit	43,865	45,214	30,751	25,695	32,546
Operating expenses	10,599	17,082	20,236	18,150	22,522
Restructuring costs	—	—	—	—	4,474
Stock compensation expense	—	—	—	—	990
Special bonus distribution	5,330	—	—	—	—

Operating income	27,936	28,132	10,515	7,545	4,560
Interest expense	(10,675)	(16,779)	(16,470)	(14,801)	(17,028)
Debt restructuring costs	—	—	—	(3,204)	—
Other income (expense), net	(709)	342	(270)	(431)	1,187

Income (loss) before income taxes and cumulative effect of a change in accounting principle	16,552	11,695	(6,225)	(10,891)	(11,281)
Provision for income taxes	—	32	268	120	1,151

Net income (loss) before cumulative effect of a change in accounting principle	16,552	11,663	(6,493)	(11,011)	(12,432)
Cumulative effect of a change in accounting principle: goodwill impairment	—	—	—	(34,600)	—

Net income (loss)	$16,552	$11,663	$(6,493)	$(45,611)	$(12,432)

Net loss per share, basic and diluted					$(5.83)

Weighted average shares outstanding, basic and diluted					2,132

Pro forma basic and diluted net loss per share (2)					$(0.48)

Pro forma basic and diluted weighted average shares outstanding (3)					12,498

Other Financial Data:
Cash flow provided by (used in) operating activities	$19,152	$6,730	$17,009	$5,161	$(4,805)
Capital expenditures	532	4,873	1,745	1,027	1,962
Depreciation and amortization	2,390	4,827	6,694	3,445	3,594

	As of December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,969	$853	$2,592	$8,504	$4,887
Working capital	22,757	10,337	1,169	15,585	18,626
Total assets	54,876	137,020	103,645	63,944	77,215
Total debt	149,651	169,133	158,061	157,972	172,435
Stockholders' deficit	(107,676)	(69,061)	(76,132)	(119,611)	(129,968)

(1)
Includes the results of ITS from the period June 16, 2000 to December 31, 2000. We acquired ITS on June 15, 2000.

(2)
The pro forma basic and diluted net loss per share for the year ended December 31, 2003 reflects a reduction of interest expense for the 12% senior convertible notes, which automatically convert into shares of our common stock immediately prior to the closing of this offering. See Note 4 to the consolidated financial statements.

(3)
The pro forma basic and diluted weighted average shares outstanding are comprised of our historical weighted average shares outstanding for the year ended December 31, 2003 and reflects the Conversion of Convertible Securities as if such event occurred on such date presented. See Note 4 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our results of operations, financial condition and liquidity in conjunction with our consolidated financial statements and the related notes thereto. This discussion contains forward-looking statements. Please see "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

        We are a designer and manufacturer of power supplies for OEMs. Our advanced power supply products are typically custom designed into mid- to high-end commercial applications in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets.

        We operate worldwide and have facilities in Orange County, California; Bombay, India; Guadalajara, Mexico; and Wavre, Belgium. We were founded in 1978 by our Chairman, Pat Patel, in Orange County, California. As we expanded our business and customer base, we opened facilities in Bombay, India in January 1984 and Guadalajara, Mexico in August 1988. In June 2000, we acquired Industrial and Telecommunication Systems, or ITS, which added a manufacturing facility in Wavre, Belgium and enabled us to better serve the European market. ITS was subsequently renamed Cherokee Europe.

        On April 30, 1999, an investor group led by affiliates of Oaktree and GFI acquired 60% of our then-outstanding equity. The aggregate consideration paid by the investor group was $180.0 million, consisting of $160.0 million in cash and $20.0 million of promissory notes. At that time, we issued $100.0 million of 10 1/2% senior subordinated notes and entered into a $50.0 million term loan facility. We used the net proceeds from these offerings to make a distribution of $150.0 million to all equity holders, including $90.0 million to the investor group. In total, the investor group invested a net amount of approximately $70.0 million in cash and approximately $20.0 million of promissory notes.

        On June 15, 2000, we acquired ITS, for approximately $55.0 million, including assumption of debt. The purchase was partially funded by an additional equity investment of $34.3 million by the investor group led by affiliates of Oaktree and GFI and certain existing equity holders and their affiliates. The acquisition was accounted for using the purchase method of accounting.

        In November 2002, we consummated the Restructuring Transactions, resulting in the restructuring of our debt capital structure. In connection with the Restructuring Transactions, on November 26, 2002 we reorganized from a California limited liability company into a Delaware corporation by merging Cherokee International, LLC with and into Cherokee International Corporation.

        As part of the Restructuring Transactions, we amended our then-existing credit facility and entered into new senior credit facilities providing, in the aggregate, for $15.0 million of term loans and a revolving credit facility of up to $7.6 million, in each case maturing November 30, 2005. As of December 31, 2003, two of the term loans bore interest at an annual rate of 5.49% and the remaining two term loans bore interest at an annual rate of 5.91%. Borrowings under the revolving credit facility bore interest at an annual rate of 6.75% as of such date. As part of the Restructuring Transactions, we also issued approximately $41.0 million original principal amount of 14 1/2% pay-in-kind second lien notes due 2006, together with warrants to purchase 2,447,813 shares of our common stock at $0.039 per share. Interest on the second lien notes has been paid in kind since issuance. We also completed an exchange offer with respect to all of our outstanding $100.0 million of 10 1/2% senior subordinated notes due 2009. In exchange for the senior subordinated notes, we issued (1) $46.6 million of 5 1/4% senior notes due 2008, together with warrants to purchase 1,633,714 shares of our common stock at $0.039 per share and (2) $53.4 million of 12% senior convertible notes due 2008 which are convertible into 6,283,796 shares of our common stock at approximately $8.49 per share. Since issuance, interest on the senior notes has been paid in cash and interest on the senior convertible notes has been added to the principal amount. Amounts added to the principal in respect of interest payments on the senior convertible notes are not convertible into shares of our common stock.

        We plan to use a portion of the net proceeds to us from this offering to repay our existing senior credit facilities, to redeem the second lien notes and to pay the amounts added to the principal of the senior convertible notes in respect of interest payments thereon. In addition, in connection with this offering, the senior convertible notes will automatically convert into shares of common stock, and we expect that all warrants issued in the Restructuring Transactions will be exercised in accordance with their terms.

        Prior to the Restructuring Transactions in November 2002, we were organized as a California limited liability company and treated as a partnership for United States federal income tax purposes. Under this treatment, we were not subject to United States federal income taxation, and each of our members was subject to tax on its allocable share of our income. Subject to certain provisions in our credit agreements, we generally made distributions to our members in an amount sufficient to pay their United States federal and state income taxes resulting from their allocable share of our income. Distributions of $2.1 million were made in 2001. No distributions were made in 2002. See "Dividend Policy." As a result of being reorganized into a Delaware corporation, Cherokee is now subject to United States federal income taxation.

        We generate a significant portion of our sales from OEMs in the communications and computing market segments, particularly the wireless infrastructure and networking sectors. During 2001 and 2002, our operating results were negatively affected by unfavorable economic conditions and reduced capital spending by communication service providers that purchase our customers' products. Unpredictable economic and industry conditions may continue. If these conditions deteriorate, our operating results and financial condition could be adversely affected.

        On Monday, January 19, 2004, we experienced a fire in part of our facility in Belgium. The fire was contained to a remote corner of the facility used mainly for storage of finished goods. Approximately $5.0 million of finished goods inventory and property was destroyed. Because we are fully insured, subject to a $5,000 deductible, we anticipate that the financial impact of the fire will be insignificant. The fire occurred at 10:00 a.m. and halted manufacturing for the remainder of the day; however, the facility returned to full production the following morning.

Basis of Reporting

  Net Sales

        Net sales consists of sales during the period presented, net of returns. Revenue is recognized from product sales at the time of shipment and passage of title.

  Cost of Sales

        The principal elements comprising cost of sales are raw materials, labor and manufacturing overhead. Raw materials account for a large majority of costs of sales. Raw materials include magnetic sub-assemblies, sheet metal, electronic and other components, mechanical parts and electrical wires. Direct labor costs include costs of hourly employees. Manufacturing overhead includes salaries, lease costs, depreciation on property, plant and equipment, utilities, property taxes and repairs and maintenance.

  Operating Expenses

        Operating expenses include engineering costs, selling and marketing costs and general and administrative expenses. Engineering costs primarily include salaries and benefits of engineering personnel, safety approval and quality certification fees, depreciation on equipment and subcontract costs for third-party contracting services. Selling and marketing expenses primarily include salaries and benefits to account managers and commissions to independent sales representatives. Administrative expenses primarily include salaries and benefits for certain management and administrative personnel, professional fees and information system costs.

Critical Accounting Policies

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information currently available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Any future changes to these estimates and assumptions could have a material effect on our reported amounts of revenue, expenses, assets and liabilities. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Revenue Recognition

        We recognize revenue from product sales at the time of shipment and passage of title. We also offer our customers the right to return products that do not function properly within a limited time after delivery. We monitor and track product returns and record a provision for warranty based on historical experience, which has been insignificant to our financial condition and results of operations. Any significant increase in product failure rates could have a material adverse effect on our operating results for the period or periods in which those returns materialize.

  Accounts Receivable

        We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history, the customer's current credit worthiness and various other factors, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While credit losses have historically been within our expectations and the provisions established, we may not continue to experience the same credit loss rates that we have in the past. A significant portion of our accounts receivable are concentrated in a small number of customers. A significant change in the liquidity or financial position of any one of these customers could have a material adverse effect on the collectibility of our accounts receivables, our liquidity and our future operating results. During 2002 and 2003, our top ten customers accounted for approximately 60% and 61% of our net sales, respectively.

  Inventories

        We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory and the current estimated market value of the inventory using the first-in, first-out method. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our historical usage data and estimates of future demand. Our industry is characterized by rapid technological change, frequent new product development, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. As demonstrated during the past four years, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize additional expense in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over reported our costs of goods sold in previous periods and would be required to recognize additional operating income at the time such inventory is sold. Therefore, although we make every reasonable effort to ensure the accuracy of our estimates of future product demand, any significant unanticipated changes in demand or technological developments could have a material effect on the value of our inventory and our reported operating results.

  Deferred Taxes

        We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying values and the tax bases of assets and liabilities. Cherokee regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we operate at a loss for an extended period of time or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets which could substantially increase our effective tax rate for such period. Alternatively, if our future taxable income is significantly higher than expected and/or we are able to utilize our tax credits, we may be required to reverse all or a significant part of our valuation allowance against such deferred tax assets which could substantially reduce our effective tax rate for such period. Therefore, any significant changes in statutory tax rates or the amount of our valuation allowance could have a material effect on the value of our deferred tax assets and liabilities, and our reported financial results.

  Goodwill and Long Lived Assets

        We review the recoverability of the carrying value of goodwill on an annual basis or more frequently when an event occurs or circumstances change to indicate that an impairment of goodwill has possibly occurred. The determination of whether any potential impairment of goodwill exists is based upon a comparison of the fair value of the reporting unit to the accounting value of its net assets. In compliance with the requirements of SFAS No. 142, we completed a transitional impairment test as of January 1, 2002. Based on an independent valuation, utilizing discounted cash flow and industry market multiple valuation methodologies, the carrying value of Cherokee Europe exceeded its fair value. Based on this valuation, and unfavorable economic trends in the industries in which Cherokee Europe operates, we concluded in October 2002 that goodwill in the amount of $34.6 million was impaired. Accordingly, we recorded a non-cash charge of $34.6 million to reduce the carrying value of its goodwill. This impairment charge is reflected as the cumulative effect of a change in accounting principle as of January 1, 2002.

        We also review the recoverability of the carrying value of long lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined based upon the forecasted undiscounted future net cash flows from the operations to which the assets relate, utilizing our best estimates, appropriate assumptions and projections at the time. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of our customers and reductions in average selling prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset would be deemed impaired and an impairment loss would be recognized to the extent the carrying value exceeded the estimated fair market value of the asset.

Results of Operations

        The following table sets forth selected items from our statements of operations as a percentage of our net sales for the periods indicated:

	Years Ended December 31,
	2001	2002	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	74.8	73.3	70.9

Gross profit	25.2	26.7	29.1
Operating expenses	16.6	18.9	20.1
Restructuring costs	—	—	4.0
Stock compensation expense	—	—	.9

Operating income	8.6	7.8	4.1
Interest expense	(13.5)	(15.4)	(15.2)
Debt restructuring costs	—	(3.3)	—
Other income (expense), net	(0.2)	(0.5)	1.0

Loss before income taxes and cumulative effect of a change in accounting principle	(5.1)	(11.4)	(10.1)
Provision for income taxes	0.2	0.1	1.0

Net loss before cumulative effect of a change in accounting principle	(5.3)	(11.5)	(11.1)
Cumulative effect of change in accounting principle: goodwill impairment	—	(35.9)	—

Net loss	(5.3)%	(47.4)%	(11.1)%

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

  Net Sales

        Net sales increased by approximately 16.3%, or $15.7 million, to $111.9 million for the year ended December 31, 2003 from $96.3 million for the year ended December 31, 2002.

        This sales increase was primarily due to sales to three new customers aggregating $12.0 million during the current year, mainly in the computing and storage market, and a favorable foreign currency exchange rate effect of $7.3 million due to a stronger Euro, partially offset by lower sales of $7.2 million related to a fixed quantity project for a customer of Cherokee Europe that was completed in November 2002.

  Gross Profit

        Gross profit increased by approximately 26.7%, or $6.9 million, to $32.5 million for the year ended December 31, 2003 from $25.7 million for the year ended December 31, 2002. Gross margin for the year ended December 31, 2003 increased to 29.1% from 26.7% in the prior year.

        Of the $6.9 million increase in gross profit, $4.2 million was attributable to the higher sales level and the remaining portion was attributable to the increased gross margin. The increase in gross margin was primarily due to lower material and direct labor costs as a percentage of sales. Material costs as a percentage of sales decreased by 1.4% which resulted primarily from negotiated price decreases with suppliers and lower costs of material due to efforts to redesign products and standardize components.

  Operating Expenses

        Operating expenses for the year ended December 31, 2003, excluding Cherokee Europe restructuring costs of $4.5 million and stock compensation expense of $990,000, increased by approximately 24.1%, or $4.4 million, to $22.5 million from $18.2 million for the year ended December 31, 2002. As a percentage of sales, operating expenses increased to 20.1% from 18.8% in the prior year.

        The increase in operating expenses was primarily attributable to the foreign currency exchange rate effect of $1.6 million due to a stronger Euro in 2003, and to increases in engineering and development expenses of $1.3 million and selling and marketing expenses of $0.7 million, which increases were primarily to support the higher sales levels, additional design wins and new product introductions.

  Restructuring Costs

        During 2003, we implemented a restructuring plan involving the elimination of 61 operational and administrative positions at the Cherokee Europe facility in Belgium due to unfavorable economic conditions in that market. As of September 30, 2003 we completed all of these terminations. Pursuant to the Cherokee Europe restructuring plan, we recorded a charge for restructuring costs of $4.5 million for the year ended December 31, 2003. The restructuring costs are comprised entirely of one-time termination benefits to be paid through 2010, and were determined by local labor laws and union labor negotiations. We paid $1.7 million of these costs through December 31, 2003. We estimate cost savings of approximately $3.0 million annually beginning in the fourth quarter of 2003, and we estimate this amount will reduce cost of sales and operating expenses by approximately $2.3 million and $0.7 million, respectively.

  Stock Compensation Expense

        In July 2003, we issued 140,677 shares of common stock to management for services rendered. In addition, we intend to issue 12,824 shares of common stock to the management of Cherokee Europe for achieving specified financial performance targets during the second half of 2003. Shares related to the achievement of these performance targets will be issued in 2004. As a result, we recorded stock compensation expense for the 140,677 and the 12,824 shares in the year ended December 31, 2003 of $990,000, which represents the estimated fair value of these shares as of the historical or proposed issuance date.

  Operating Income

        As a result of the factors discussed above, operating income decreased by approximately 39.6%, or $3.0 million, to $4.6 million for the year ended December 31, 2003 from $7.5 million for the year ended December 31, 2002. Operating margin decreased to 4.1% from 7.8% in the prior year. Excluding the effect of the Cherokee Europe restructuring costs of $4.5 million and stock compensation expense of $990,000 recorded in 2003, operating income increased by approximately 32.8%, or $2.5 million, to $10.0 million for the year ended December 31, 2003, and the operating margin was 9.0%.

  Interest Expense

        Interest expense for the year ended December 31, 2003 was $17.0 million compared to $14.8 million for the year ended December 31, 2002. The $2.2 million increase in interest expense was primarily due to higher debt levels compared to the prior year and the effect of higher interest rates resulting from the Restructuring Transactions.

  Income Taxes

        The provision for income taxes for the year ended December 31, 2003 was $1.2 million compared to $0.1 million for the year ended December 31, 2002. The increased tax provision reflects the accrual of an estimated tax liability relating to a recent audit assessment by the India tax authorities for previous years.

  Goodwill Impairment

        In compliance with the requirements of SFAS No. 142, we completed our transitional impairment test as of January 1, 2002. Based on discounted cash flow and industry market multiple valuation methodologies, we determined the carrying value of Cherokee Europe exceeded its fair value. Based on this valuation, and unfavorable economic trends in the industries in which Cherokee Europe operates, we concluded that goodwill in the amount of $34.6 million was impaired. Accordingly, we recorded a non-cash charge of $34.6 million to reduce the carrying value of our goodwill. Such impairment charge is reflected as the cumulative effect of a change in accounting principle as of January 1, 2002.

  Net Loss

        As a result of the factors discussed above, we recorded a net loss of $12.4 million for the year ended December 31, 2003, compared to a net loss of $11.0 million before the cumulative effect of a change in accounting principle for goodwill impairment. Net loss including the cumulative effect of a change in accounting principle was $45.6 million for the year ended December 31, 2002.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

  Net Sales

        Net sales decreased by approximately 21.1%, or $25.7 million, to $96.3 million for the year ended December 31, 2002 from $122.0 million for the year ended December 31, 2001.

        This sales decrease was primarily due to lower customer demand across most of our end markets as a result of unfavorable economic conditions and reduced capital spending by communication service providers.

  Gross Profit

        Gross profit decreased by approximately 16.4%, or $5.1 million, to $25.7 million for the year ended December 31, 2002 from $30.8 million for the year ended December 31, 2001. Gross margin for the year ended December 31, 2002 increased to 26.7% from 25.2% in 2001.

        The decrease in gross profit was primarily due to the lower sales, partially offset by a more favorable product mix. The increase in gross margin was primarily a result of the favorable change in product mix, partially offset by an increase in factory overhead expenses as a percentage of net sales due to the decline in sales.

  Operating Expenses

        Operating expenses for the year ended December 31, 2002 decreased by approximately 10.3%, or $2.1 million, to $18.2 million from $20.2 million for the year ended December 31, 2001. As a percentage of sales, operating expenses increased to 18.9% from 16.6% in the prior year.

        The decline in operating expenses was primarily attributable to decreased goodwill amortization of $3.0 million as a result of adopting SFAS No. 142 as of January 1, 2002. Reductions in our workforce and the effect of other cost control measures implemented mainly during 2001 in response to unfavorable economic conditions were substantially offset by increased selling and marketing expenses due primarily to increased staffing in sales administration, program management and marketing brochures to pursue new opportunities with new customers.

  Operating Income

        As a result of the factors discussed above, operating income decreased by approximately 28.2%, or $3.0 million, to $7.5 million for the year ended December 31, 2002 from $10.5 million for the year ended December 31, 2001. Operating margin decreased to 7.8% for 2002 from 8.6% in 2001.

  Interest Expense

        Interest expense for the year ended December 31, 2002 was $14.8 million compared to $16.5 million for the year ended December 31, 2001. This decrease was primarily due to lower interest rates on borrowings under our previous revolving credit facility and our term loans in 2002 compared to 2001.

  Debt Restructuring Costs

        During the year ended December 31, 2002, we recorded debt restructuring costs of approximately $3.2 million. This amount is comprised of the following: (1) the write-off of previously capitalized financing costs of $2.5 million as a result of the Restructuring Transactions in November 2002 and (2) $2.8 million incurred in restructuring our debt as part of the Restructuring Transactions that did not qualify to be capitalized. These amounts were partially offset by approximately $2.1 million of a gain on the debt restructuring as a result of certain third-party lenders under our existing senior credit facilities agreeing to extinguish their respective debt upon payment of an amount equal to 90% of the carrying value of the debt.

  Goodwill Impairment

        In compliance with the requirements of SFAS No. 142, we completed our transitional impairment test as of January 1, 2002. Based on discounted cash flow and industry market multiple valuation methodologies, we determined the carrying value of Cherokee Europe exceeded its fair value. Based on this valuation, and unfavorable economic trends in the industries in which Cherokee Europe operates, we concluded in October 2002 that goodwill in the amount of $34.6 million was impaired. Accordingly, we recorded a non-cash charge of $34.6 million to reduce the carrying value of its goodwill. This impairment charge is reflected as the cumulative effect of a change in accounting principle as of January 1, 2002.

  Net Loss

        As a result of the factors discussed above, we recorded a net loss of $11.0 million before the cumulative effect of a change in accounting principle for the year ended December 31, 2002, compared to a net loss of $6.5 million for the year ended December 31, 2001. Our net loss including the cumulative effect of a change in accounting principle was $45.6 million for the year ended December 31, 2002.

Quarterly Results of Operations

        The following tables present our unaudited quarterly results of operations for the eight quarters in the period ended December 31, 2003 in dollars and as a percentage of net sales. You should read the following tables in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. Such unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year. Our quarterly results of operations fluctuate as a result of demand for our customers' end products, fluctuations in customer needs, cancellations, reductions and delays in orders and commitments, as well as variations in volume production orders and the mix of products sold by us. Please refer to "Risk Factors—Risks Relating to Our Company and Industry—Our quarterly sales may fluctuate while our expenditures remain relatively fixed, potentially resulting in lower gross margins and volatility in our stock price" for further information about factors affecting our quarterly results. The pro forma earnings per share is presented to show the effects of the automatic conversion of the senior convertible notes into 6,283,796 shares of common stock immediately prior to consummation of the offering, the assumed exercise of the warrants to purchase 4,081,527 shares of common stock in connection with the offering, and the reduction of interest expense assuming the senior convertible notes were converted on January 1, 2003. It does not include the other effects of this offering.

	2002 Quarter Ended,				2003 Quarter Ended,
	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31
	(dollars in thousands, except per share amounts)

Net sales	$24,564	$25,334	$23,609	$22,786	$21,041	$27,649	$30,130	$33,123
Gross profit	6,331	6,796	6,480	6,088	4,821	8,063	9,216	10,446
Operating income	2,334	2,186	1,869	1,156	(9)	(1,956)	2,795	3,730
Net income (loss) before cumulative effect of a change in accounting principle	(1,427)	(1,604)	(2,696)	(5,284)	(3,330)	(6,397)	(2,404)	(301)
Cumulative effect of a change in accounting principle: goodwill impairment	(34,600)	—	—	—	—	—	—	—
Net income (loss)	(36,027)	(1,604)	(2,696)	(5,284)	(3,330)	(6,397)	(2,404)	(301)
Basic and diluted net loss per share					$(1.61)	$(3.09)	$(1.06)	$(0.14)
Pro forma basic and diluted net loss per share					$(0.14)	$(0.39)	$(0.06)	$(0.02)
	2002 Quarter Ended,				2003 Quarter Ended,
	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	25.8	26.8	27.4	26.7	22.9	29.2	30.6	31.5
Operating income	9.5	8.6	7.9	5.1	0.0	(7.1)	9.3	11.3
Net income (loss) before cumulative effect of a change in accounting principle	(5.8)	(6.3)	(11.4)	(23.2)	(15.8)	(23.1)	(8.0)	(0.9)
Cumulative effect of a change in accounting principle: goodwill impairment	(140.9)	—	—	—	—	—	—	—
Net income (loss)	(146.7)	(6.3)	(11.4)	(23.2)	(15.8)	(23.1)	(8.0)	(0.9)

        The above quarterly data includes the following:

        In compliance with the impairment testing requirements of SFAS No. 142, our March 31, 2002 results include the cumulative effect of a change in accounting principle: goodwill impairment of $34.6 million. See "Results of Operations—Year Ended December 31, 2003 Compared to Year Ended December 31, 2002—Goodwill Impairment."

        Our December 31, 2002 net loss before cumulative effect of a change in accounting principle of $5.3 million includes the impact of net debt restructuring costs of approximately $3.2 million resulting from the Restructuring Transactions. See "Results of Operations—Year Ended December 31, 2002 Compared to Year Ended December 31, 2001—Debt Restructuring Costs."

        Our June 30, 2003 operating loss of $2.0 million includes the impact of $4.5 million of restructuring costs pursuant to the Cherokee Europe restructuring plan. See "Results of Operations—Year Ended December 31, 2003 Compared to Year Ended December 31, 2002—Restructuring Costs."

Liquidity and Capital Resources

        We expect our liquidity requirements will be primarily for working capital and capital expenditures. We have historically financed our capital needs with cash from operations supplemented by borrowings from credit facilities and debt issuances. As of December 31, 2003, we had cash and cash equivalents of $4.9 million and borrowing availability of $1.5 million under our existing revolving credit facility, which facility, together with cash on hand and cash flow from operations, is, we believe, sufficient to meet our cash requirements for at least the next twelve months.

        Upon consummation of this offering, we expect that our liquidity requirements will continue to be primarily for working capital and capital expenditures. We expect to incur significantly greater administrative costs as a result of operating as a public company. We expect that availability under our amended senior revolving credit facility (or, if not consummated, our existing senior revolving credit facility), cash on hand and cash flow from operations will be sufficient to fund our longer term cash requirements.

        Net cash provided by operating activities for the years ended December 31, 2001 and 2002 was $17.0 million and $5.2 million, respectively. Net cash used in operating activities for the year ended December 31, 2003 was $4.8 million. The decrease in the year ended December 31, 2003 primarily reflected a higher loss due to the restructuring of Cherokee Europe, as well as an increase of accounts receivable and inventories as a result of increased business activity. The decrease in the year ended December 31, 2002 from the year ended December 31, 2001 primarily reflected a decrease in sales and earnings resulting in lower working capital requirements.

        Net cash used in investing activities for the years ended December 31, 2001, 2002 and 2003 was $2.0 million, $0.6 million and $0.8 million, respectively.

        Net cash used in financing activities was $13.2 million in 2001, compared to net cash provided by financing activities of $0.5 million in 2002, compared to net cash provided by financing activities of $2.2 million in 2003. Net cash used in financing activities of $13.2 million for the year ended December 31, 2001 primarily reflected the repayment of debt. We completed the Restructuring Transactions in 2002. Net cash provided by financing activities for the year ended 2003 reflects net borrowings on our revolving line of credit of $6.1 million and $3.9 million in repayments of long-term debt and capital leases.

        Capital expenditures for the years ended December 31, 2001, 2002 and 2003 were $1.7 million, $1.0 million and $2.0 million, respectively. Our capital expenditures have resulted primarily from investments in our equipment to increase our manufacturing capacity and to improve our manufacturing efficiencies. We expect capital expenditures to range from $2.0 million to $3.0 million in 2004, primarily for additional investments in manufacturing equipment.

        Our principal obligations and commitments, excluding periodic interest payments, as of December 31, 2003 that will be outstanding after this offering include (in thousands):

Contractual Obligations	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt	$—	$—	$—	$—	$46,630	—	$46,630
Capital leases	848	—	—	—	—	—	848
Operating leases	1,345	1,128	1,128	1,128	1,085	542	6,356
Purchase order commitments	20,000	300	—	—	—	—	20,300

Total	$22,193	$1,428	$1,128	$1,128	$47,715	$542	$74,134

        Long-term debt includes our senior notes that mature on November 1, 2008. Long-term debt does not include amounts outstanding under our existing senior credit facilities or our second lien notes, which we will repay with a portion of the net proceeds to us from this offering, or our convertible notes, which will automatically convert into shares of our common stock immediately prior to the consummation of this offering. For a more complete description of the application of the net proceeds to us from this offering, please refer to "Use of Proceeds." Our capital and operating lease commitments consist primarily of manufacturing equipment and facilities, respectively.

        We issued the senior notes as part of the Restructuring Transactions. Interest is payable on the senior notes in cash on May 1 and November 1 of each year. The senior notes are currently secured by a third-priority lien and, upon the consummation of this offering, will be secured by a second-priority lien, on substantially all of our domestic assets and by a pledge of 65% of the equity of certain of our foreign subsidiaries.

        As of December 31, 2003, we were in compliance with all of the financial covenants set forth in the agreements governing our debt. However, as of March 31, 2003 we were not in compliance with certain of our financial covenants set forth in the agreements governing our existing senior credit facilities and the second lien notes, which noncompliance was waived by the requisite lenders under our existing senior credit facilities and the requisite number of holders of the second lien notes.

        In connection with this offering, we have entered into a commitment letter with General Electric Capital Corporation to amend our existing senior revolving credit facility to provide borrowings of up to $20.0 million that will be subject to a borrowing base comprised of eligible accounts receivable and inventory. The closing under the amended facility is contingent on the consummation of this offering and satisfaction of other customary conditions. The amended senior revolving credit facility will be secured by substantially all of our assets. See "Description of Certain Debt—Amended Senior Revolving Credit Facility" for more information.

        We anticipate that our operating cash flows, borrowings under our amended senior revolving credit facility expected to be in place at the closing of this offering and cash on hand will be sufficient to fund our operations and other cash requirements for at least the next twelve months. Our ability to satisfy our cash requirements depends upon our future performance, which is subject to general economic and business conditions and other factors affecting our operations, many of which are beyond our control.

New Accounting Pronouncements

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue 94-3, "Liability Recognition for certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We have adopted the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.

        In November 2002, the FASB issued Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 while the disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. The adoption of this interpretation on January 1, 2003 did not have a material impact on our consolidated results of operations or financial position.

        In December 2002, the FASB Issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," an amendment of SFAS No. 123. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 31, 2002. The adoption of SFAS No. 148 did not have a material impact on our consolidated results of operations or financial position.

        In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. With respect to variable interest entities created before January 31, 2003, in December 2003 the FASB issued FIN 46R which, among other things, revised the implementation date to first fiscal years or interim periods ending after March 15, 2004, with the exception of Special Purpose Entities ("SPE"). The consolidation requirements apply to all SPE's in the first fiscal year or interim period ending after December 15, 2003. We have determined that we do not have any SPE's to which these interpretations apply, and will adopt FIN 46R in the first quarter of 2004. We do not believe that the adoption of FIN 46R will have a material impact on our consolidated financial statements.

        In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity and requires an issuer to classify the following instruments as liabilities in its balance sheet:

  •
  a financial instrument issued in the form of shares that is mandatorily redeemable and embodies an unconditional obligation that requires the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur;

  •
  a financial instrument, other than an outstanding share, that embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and requires the issuer to settle the obligation by transferring assets; and

  •
  a financial instrument that embodies an unconditional obligation that the issuer must settle by issuing a variable number of its equity shares if the monetary value of the obligation is based solely or predominantly on (1) a fixed monetary amount, (2) variations in something other than the fair value of the issuer's equity shares, or (3) variations inversely related to changes in the fair value of the issuer's equity shares.

        In November 2003, the FASB issued FASB Staff Position (FSP) No. 150-3 which deferred the effective dates for applying certain provisions of SFAS No. 150 related to mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests for public and nonpublic entities.

        For public entities, SFAS No. 150 is effective for mandatorily redeemable financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003.

        For mandatorily redeemable noncontrolling interests that would not have to be classified as liabilities by a subsidiary under the exception in paragraph 9 of SFAS No. 150, but would be classified as liabilities by the parent, the classification and measurement provisions of SFAS No. 150 are deferred indefinitely. For other mandatorily redeemable noncontrolling interests that were issued before November 5, 2003, the measurements provisions of SFAS No. 150 are deferred indefinitely. For those instruments, the measurement guidance for redeemable shares and noncontrolling interests in other literature shall apply during the deferral period.

        SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in accounting principle. We do not believe that the adoption of SFAS No. 150 will have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        Market risks relating to our operations result primarily from changes in short-term interest rates. Other than as described below, we do not have foreign exchange or other significant market risk. We did not have any derivative financial instruments at December 31, 2003.

        We continuously evaluate our level of variable rate debt with respect to total debt and other factors, including assessment of the current and future economic environment.

        We had approximately $18.6 million in variable rate debt outstanding at December 31, 2003, which we expect to repay using a portion of the proceeds from the offering. Based upon this year-end variable rate debt level, a hypothetical 10% adverse change in interest rates would increase interest expense by approximately $0.1 million on an annual basis, and likewise decrease our earnings and cash flows. We expect that our amended senior revolving credit facility will also be variable rate debt, and we may enter into new variable rate debt in the future. We cannot predict market fluctuations in interest rates and their impact on our existing variable rate debt or any variable rate debt that we may incur in the future, nor can there be any assurance that fixed rate long-term debt will be available to us at favorable rates, if at all. Consequently, future results may differ materially from the estimated adverse changes discussed above.

        As a result of the acquisition of Cherokee Europe in June 2000, we have operations in Europe and are, therefore, subject to a certain degree of market risk associated with changes in foreign currency exchange rates. This risk is mitigated by the fact that our revenues and expenses are generally both recorded in Euros, thereby reducing the risk of foreign currency translations on our operations in Europe. As of December 31, 2002 and 2003, the effect of foreign currency exchange rate fluctuations on our operating results for the fiscal year ended 2002 and 2003, respectively, was not material. Historically, we have not actively engaged in exchange rate hedging activities.

Inflation

        We do not believe that inflation has had a material impact on our financial position or results of operations.

BUSINESS

General

        We are a designer and manufacturer of power supplies for OEMs. Our advanced power supply products are typically custom designed into mid- to high-end commercial applications in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets. Our power supply products are differentiated from those used in lower-end electronics, such as personal computers and mobile phones, by their high level of engineering and reliability. We are often the sole source provider of power supplies for OEM products into which our power supplies have been designed. We strive to distinguish ourselves from our competitors with sophisticated engineering, design flexibility, innovative solutions, rapid prototype development, and efficient, low-cost manufacturing.

Company History

        We were founded in 1978 as a small manufacturing entity serving local California markets and have evolved into a company serving customers worldwide. Over our 25 year history, we have expanded our business and customer base, opened facilities in Bombay, India in January 1984, and Guadalajara, Mexico in August 1988, and acquired Cherokee Europe in June 2000, which added a manufacturing facility in Wavre, Belgium. Since November 1987, our main office and principal manufacturing facility has been located in Tustin, California.

        In 1996, Cherokee International, LLC purchased substantially all of our assets, and from then until the consummation of the Restructuring Transactions, we were organized as a California limited liability company. On April 30, 1999, an investor group led by affiliates of Oaktree and GFI acquired 60% of our then-outstanding equity.

        In November 2002, we consummated the Restructuring Transactions, resulting in the restructuring of our debt capital structure. In connection with the Restructuring Transactions, on November 26, 2002 we reorganized from a California limited liability company into a Delaware corporation by merging Cherokee International, LLC with and into Cherokee International Corporation. As part of the Restructuring Transactions, we amended our then-existing credit facility and entered into new senior credit facilities. We also issued pay-in-kind second lien notes, together with warrants to purchase 2,447,813 shares of our common stock. We also completed an exchange offer with respect to all of our outstanding senior subordinated notes. In exchange for the senior subordinated notes, we issued senior notes, together with warrants to purchase 1,633,714 shares of our common stock, and senior convertible notes that are convertible into 6,283,796 shares of our common stock. For additional information regarding the Restructuring Transactions, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

Our Industry

  Background

        Power supplies are an essential element in the supply, regulation and distribution of electrical power in electronic equipment. Generally, power supplies convert alternating current, or AC, from a primary power source, such as a utility company, into a precisely controlled direct current, or DC. Virtually every electronic device that plugs into an AC wall socket requires some type of AC/DC power supply. DC/DC converters modify one DC voltage level to other DC levels to meet the distinctive power needs of various electronic subsystems and components. Power supplies are also used to regulate and monitor voltages to protect electronic components from surges or drops in voltage, to perform functions that prevent electronic equipment from being damaged by internal malfunction and to provide back-up power in the event that a primary power source fails.

  Need for Highly Reliable Power in Critical Commercial Applications

        Modern commercial electronic systems, especially computing and storage and wireless infrastructure equipment, require a precise and constant supply of electrical power that is significantly more refined than the power provided by the electric utility grid.

        On average, the electric utility grid supplies power quality that is free from surges, spikes or sags, 99.9% of the time, resulting in the equivalent of nine hours per year of unavailable power. These nine hours of downtime often occur in many isolated interruptions of very short duration. In applications that utilize lower-end consumer electronics, a brief interruption of power only interrupts operations for the time that the power is actually unavailable. In commercial applications, however, power supply products must efficiently and reliably convert power from the electric utility grid to the precise form and quality of power required by complex electronic equipment, such as workstations, enterprise servers, routers, wireless base stations, industrial process equipment and ultrasound machines.

        Power supplies are normally embedded in an OEM's product, and the delivery of power is critical to the function of that product. Although the power supply typically constitutes less than 5% of the cost of an end product, any interruption in the power supply or an inability to regulate and distribute the precise amount of power within a commercial application could cause the entire end product to fail and result in extensive downtime. This downtime could cause the OEM to lose revenue and incur customer dissatisfaction and may cause financial and operational damage to the end user of the OEM's product. As a result, OEMs are very selective in their choice of a power supply vendor and place a high degree of importance on the power supply vendor's reliability, emphasizing the quality of the power supply products as well as the power supply vendors' sophisticated engineering capabilities.

  Power Supply—Market Segments

        The power supply market can be segmented by power type. The AC/DC power market can be further segmented by primary end market and by power supply output. A summary of these power supply market segmentations, as well as information with respect to the DC/DC power market, is demonstrated in the following table. Cherokee operates only in the commercial end market and not in the consumer end market.

Power Type	Primary End Market(2)	Power Range	Typical Characteristics	Representative Applications	% of Commercial AC/DC Market(1)

		High	•More than 750 Watts •Higher Technology •Lower Volume •Higher Margin	•Enterprise Servers •Higher-end Routers •Communication Switches •Industrial Process Control •RF Amplifiers •Ultrasound	27%

AC/DC	Commercial	Mid	•151-750 Watts •Higher Technology •Moderate Volume •Higher Margin	•Routers, Hubs •Workstations •Communications Base Stations	56%

		Low	•Up to 150 Watts •Lower Technology •Higher Volume •Lower Margin	•Storage Area Networks •Retail POS Equipment •Industrial Applications	17%

	Consumer	Low	•Lower Technology •Higher Volume •Lower Margin	•Personal Computers •Consumer Electronics •Desktop Printers	N/A

DC/DC	Commercial and Consumer	All	•5-150 Watts •Higher Technology •Higher Volume •Low- to Mid-Margins	•Storage Area Networks •Communications Base Stations •Automated Testing Equipment	N/A

(1)
Based upon 2002 sales in the North American and European AC/DC market. Source: VDC.
(2)
Cherokee operates only in the commercial end market, not the consumer end market. Cherokee entered the DC/DC market in 2003.

        Power Supply—Custom, Modified Standard and Standard.    Power supplies are designed for an OEM on a custom, modified standard or standard basis, depending on the needs of the specific customer.

  •
  Custom power supplies are typically sold directly to a manufacturer and necessitate a working relationship between the OEM and the power supply vendor, often on a sole source basis as to a particular product. OEMs purchase custom power supplies because they provide maximum design flexibility to meet the exact form, fit and function required for a specific application. The engineering teams from both the power supply vendor and the OEM work closely together to design a power supply that meets the performance needs of the system, often resulting in a strong relationship between the vendor and the OEM. Custom products with low- to mid-production volumes are typically provided by a sole source. Once a power supply is custom designed into an OEM's product, it is difficult, time consuming and costly for the OEM to switch vendors.

  •
  Modified standard power supplies are built with standard "off-the-shelf" products, yet require some degree of customization that does not change the basic product architecture. Modified standard power supplies are sold directly to the manufacturer. As compared with custom products, modified standard products are characterized by (1) shorter lead times; (2) lower up-front engineering costs; (3) higher volume production requirements; and (4) increased pricing pressure.

  •
  Standard "off-the-shelf" power supplies are products designed to appeal to a wide range of customers for use in a variety of different applications. These products are sold directly to the manufacturer and through third-party distributors. Standard power supplies offer benefits to the OEM because they have limited up-front engineering requirements and are readily available, which allows the OEM flexibility in its choice of supplier and facilitates a faster time-to-market for a new end product. Standard power supply products are usually subject to more pricing pressure, and are less differentiated than custom or modified standard products.

  Power Supply—Fragmented Market

        The power supply industry is highly fragmented. According to Micro-Tech Consultants, in 2002 there were more than 1,000 third-party AC/DC and DC/DC power supply manufacturers worldwide. We believe a majority of these firms focus on manufacturing consumer power supply products such as personal computer adaptors and cell phone chargers. In the commercial power supply market, we believe a majority of firms manufacture standard power supplies and a small percentage primarily provide custom power supplies to manufacturers. Industry studies suggest there may be consolidation among power suppliers in the future to expand product offerings, enhance customer relationships and lower operating costs.

        For information about Cherokee's products, see "—Product Line."

  Current Industry Characteristics

  Large, Growing AC/DC Market

        According to VDC, the global market for third-party AC/DC power supply products was expected to be $4.1 billion in 2003. We believe the principal factors contributing to growth in this market will include:

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  Increasing demand from OEMs due to improving end markets;

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  Increasing spending for information technology and communications equipment (especially wireless);

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  Increasing demand for electronic equipment and systems in Asia and emerging markets;

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  Increasing quality and reliability requirements of power supplies in OEMs' end products; and

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  New product development by OEMs.

  Growing, Complementary DC/DC Market

        According to VDC, the global market for third-party DC/DC converters was expected to be $2.0 billion in 2003. The DC/DC market is expected to experience growth principally due to the proliferation of electronic devices that require lower DC voltages at higher currents. Growth in communication and portable devices, growing demand for personal computers in Asia, resumed economic growth, product diversification, miniaturization of electronic products, growing power supply functionality and falling prices are all expected to contribute to this growth.

        DC/DC converters complement AC/DC power supplies because an AC/DC power supply converts AC power into DC power and then a DC/DC conversion device is often required to convert the DC power into the precise DC voltage required by each electronic device within an end product. Therefore, an end product may have one AC/DC power supply but may require multiple DC/DC components to convert, distribute and regulate power within the application.

  Reduction of Approved Vendors Benefits Quality Power Supply Companies

        To improve operating efficiencies and shorten the cycle time required to introduce new products, OEMs are relying on a smaller number of approved vendors, including power supply vendors. We believe OEMs are selecting their reduced number of power supply vendors based on:

  •
  Broad product capabilities;

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  Custom design capabilities and engineering expertise;

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  Ability to meet rapid time-to-market requirements;

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  Product quality and reliability;

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  Price competitive products;

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  Sophistication of supply chain management; and

  •
  Global supply, sourcing and delivery capabilities.

Competitive Strengths

        We are a designer and manufacturer of power supplies for OEMs in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets. We believe that we benefit from the following competitive strengths:

  Focused Provider of Custom Solutions

        We specialize in providing AC/DC custom power supply solutions. We derived approximately 85% of our net sales in December 31, 2003 from AC/DC custom products. We have a talented team of power engineers who are able to leverage their extensive experience with custom designs to rapidly design and produce high-quality, reliable custom power supply solutions. We believe our engineering expertise and our database of custom designs provide us with a competitive advantage in building advanced solutions that meet the demanding requirements of our customers' products. We also sell modified standard and standard products that are developed leveraging our database of custom power supply designs. During 2003, we also introduced a DC/DC product line that primarily focuses on standard DC/DC products.

  Distinctive Combination of Local Engineering with Low-Cost Manufacturing

        We provide our customers with the benefits of local design and engineering coupled with competitive pricing. Local engineering support close to the customers' design facility is important because of the need for frequent interaction with our customers throughout the design and testing process. With design centers in the United States and Europe, augmented by a complementary design center in India, our engineers can more efficiently interact with our customers' engineers during the design and prototype development phase.

        We are able to offer competitively priced products by using our sophisticated, efficient, low-cost manufacturing facilities located in Orange County, California; Wavre, Belgium; Guadalajara, Mexico; and Bombay, India. The California and Belgium operations primarily focus on product engineering requirements, as well as production and assembly, and develop working relationships with our customers' engineers to source, design, prototype and deliver power supply solutions. The Mexico and India facilities are utilized primarily to provide low-cost manufacturing solutions for those aspects of our production process that are more labor intensive. We have designed our production lines using common equipment and components. Therefore, most of our products can be manufactured from multiple existing facilities. This reduces training costs, improves production efficiency and quality, and provides us with greater flexibility to meet our customers' changing production requirements.

  Efficient Operations Generate High Margins

        We believe our efficient operations have enabled us to generate strong operating margins. Although our operating margin during the recent industry downturn has declined significantly to 4.1% in 2003, our operating margin during the prior four years averaged over 14%.

        We have achieved these margins through:

  •
  Focusing on designing and manufacturing mid- to high-end custom power supplies;

  •
  Leveraging our rapid and efficient design and engineering capabilities;

  •
  Using common componentry in many of our products to achieve lower cost of materials;

  •
  Purchasing substantially all of our raw materials directly from manufacturers, rather than distributors;

  •
  Utilizing our lower-cost manufacturing facility in Mexico for specified higher volume production requirements;

  •
  Manufacturing labor intensive magnetic sub-assemblies in-house at our facilities in India; and

  •
  Effectively managing costs and capacity utilization.

  Strong Partnerships with Blue Chip OEM Customers

        We provide products to leading OEMs in the computing and storage, wireless infrastructure, enterprise networking, medical, industrial and other mid- to high-end electronic equipment industries. Our largest customers include Alcatel, Brocade Communications Systems, Hewlett-Packard, Honeywell International, Juniper Networks, Motorola, Inc. and Nortel Networks. We believe that our customers continue to seek long-term power-solution partners that will act as an extension of their internal engineering team and a global manufacturing partner that can support their product needs over long product lifecycles. We have assembled a team of approximately 100 power engineers who focus on custom designs and who have developed close relationships with our customers' engineers. We believe these relationships have allowed us to strengthen our overall relationships with our customers.

  Sole Provider for Programs Comprising a Majority of Our Sales

        We believe we are the sole source provider on programs that comprised approximately 92% of our net sales in 2003. Our products are generally used for the entire life cycle of a customer's end product, providing a base of recurring sales from year to year during that cycle. In fact, we have remained the sole source provider for all of the programs into which our products have been custom designed on a sole source basis since September 30, 2001. The life cycle of our customers' products can range anywhere from approximately two to five years in computing, storage and communications applications and seven to fifteen years in industrial and medical applications. We have found that OEMs generally do not change vendors once a power supply has been designed into a product, due to the time-consuming and costly retesting and recertification requirements by the customer and one or more regulatory agencies. It is also difficult for another manufacturer to precisely and economically replicate a custom or modified standard power supply once it has been incorporated into a product.

  Reputation for Quality and Service in an Increasingly Demanding Environment

        We use advanced quality controlled testing methods to monitor our sophisticated design and manufacturing process. In addition to testing performed during the design and manufacturing process, we test 100% of our finished products using automated equipment and customer-approved tests. Our reputation for quality and service was recently recognized by Frost & Sullivan, which awarded us its 2003 Market Engineering Customer Service Innovation Award. We were the only power supply company to receive this award in 2003. Frost & Sullivan is a market research, consulting and marketing firm that publishes market reports for a wide range of industries, including aerospace and defense, biotechnology, electronics, medical devices, power supplies, telecommunications and wireless. According to the firm's research report on the power supply market, Frost & Sullivan's analyst team tracks customer service innovation across the power supply industry through interviews with market participants, secondary research and customer surveys. After receiving this award, Cherokee entered into an optional marketing agreement with Frost & Sullivan pursuant to which Frost & Sullivan markets and publicizes our receipt of this award across the wider power supply industry in exchange for a customary fee.

  Rapid Prototype Lead Times and Time-to-Production

        Prototype lead times, the time between design win and delivery of initial prototype, and time-to-production, the time between prototype and full production, are critical factors in a customer's selection of a power supply manufacturer. On average, we are able to deliver custom product prototypes within 10 to 12 weeks of design win. We strive to help our customers reach full production more rapidly than our competitors in the custom market. Short prototype lead times and fast time-to-production help customers meet commitment dates and beat their competition to market. Our strategically located operations in North America, Europe, Mexico, and India, help avoid delays in communication and manufacturing and the exchange of designs and prototypes that burden many of our competitors. We provide our customers with short prototype lead times and fast time-to-production by:

  •
  Employing experienced engineers dedicated to the design and development of custom power supplies and who communicate directly with our customers' engineers throughout the design process;

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  Setting up our efficient manufacturing lines primarily to run custom products;

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  Leveraging our common componentry, extensive database of designs, and efficient production methodologies;

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  Adhering to disciplined project management procedures to enhance efficiencies during the engineering design process; and

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  Being one of the few companies in the industry with the ability to self-certify our products for three of the primary safety agencies.

  Experienced Management Team

        Jeffrey Frank, our President and Chief Executive Officer, joined us in 2001 and has over 18 years of electronics industry experience. Mr. Frank is supported by a senior management team including Bud Patel, Van Holland, Dennis Pouliot, Howard Ribaudo, Alex Patel and Marcel Miller, who average approximately 25 years of power supply and electronics industry experience and who also average approximately 15 years of service with Cherokee.

Business Strategy

        Our objective is to grow our business profitably by being the power supply partner of choice for select industry-leading OEMs who require sophisticated power solutions. Key elements of our strategy include:

  Increase Sales to Our Existing Customers

        Over the past few years, we have made a significant effort to enhance the processes and systems used in our interaction with customers. These enhancements include the addition of sales administration and program management personnel to provide expanded customer service support, the implementation of a global account strategy to coordinate the sales efforts of our North American and European operations for customers that require a global purchasing solution, and software system modifications to improve the efficiency of our order entry process. We believe these changes have resulted in increased sales to many of our existing customers. We intend to leverage our competitive strengths, in-depth knowledge of our customers' needs and expanded product line to continue to increase sales to our existing customers by being awarded the right to provide power supplies for their new end products. In addition, as OEMs reduce the number of power supply vendors with whom they work, we are focused on increasing our share of their power supply spending.

  Expand Our Customer Base Through Increased Sales and Marketing Efforts

        We intend to continue to increase our direct and indirect sales and marketing efforts to OEMs in our target markets. After Jeffrey Frank joined us as Chief Executive Officer in 2001, we increased spending on direct sales and marketing. We also added independent sales representatives who had existing sales relationships with our targeted customer base. As a result, as of December 31, 2003, we had 12 direct salespeople and a network of over 150 independent sales representatives in North America, compared to five direct salespeople and 13 independent sales representatives in 2001.

  Increase Sales from Complementary DC/DC Product Offerings

        In 2003, we entered the rapidly growing DC/DC market by introducing complementary DC/DC products and generated 12 design wins, mostly from our existing customers. Sales from most of these design wins are not expected to be realized until 2004 and beyond as the engineering design cycle is at the early stages and full production will not begin for several quarters. We will continue to focus on selling our DC/DC products to existing AC/DC customers with whom we have relationships as we believe there is an increased demand for such products. As a result, we expect to sell more DC/DC products in the future for which we expect to achieve margins similar to those achieved for our AC/DC products.

  Expand and Cross-Sell Product Offerings

        We plan to continue to broaden our existing product line and cross-sell products on a global basis to attract new customers and to capture a larger portion of our existing customers' business. We intend to leverage our portfolio of standard and modified standard products and to market these products on a private label and branded basis through available sales channels. In addition, we believe we have opportunities to market custom products developed for one customer on a custom, modified standard or standard basis.

  Expand Our International Manufacturing Presence

        We plan to expand our manufacturing presence in lower-cost manufacturing countries outside of the United States to better serve our customers who are relocating their own manufacturing to such countries. By locating our manufacturing facilities close to our customers' own facilities, we are able to offer products at a lower cost, increase production flexibility and decrease the lead times of our products.

  Leverage Infrastructure to Improve Margins

        Operating costs of our existing manufacturing facilities and related administrative expenses are relatively fixed, and should increase at a slower rate than sales as sales improve. In addition, we have the opportunity to leverage our engineering and sales staff for higher revenue programs without significant increases in staffing and related costs. The relatively fixed cost structure of our business model should allow us to realize higher margins on incremental revenue. We currently have available manufacturing capacity sufficient to accommodate significant future growth. Additionally, we intend to further drive efficiencies in manufacturing, and minimize labor, supply and manufacturing costs through the utilization of our facilities in countries outside of the United States.

  Pursue Selected Acquisitions

        The power supply industry is highly fragmented worldwide. We intend to evaluate acquisition opportunities that we believe are complementary to our operations and will improve our geographic reach or strengthen our customer base.

Competitive and Business Challenges

  Relatively Lower Net Sales

        The design, manufacture and sale of power supplies is highly competitive, and some of our competitors have substantially greater net sales, resources and geographic presence than we do. In addition, cancellations, reductions or delays in customers' orders or commitments or an increase in warranty product returns could have a greater effect on us than some of our competitors because of our lower level of net sales.

  Dependence on Small Group of Customers

        Although we believe we have strong relationships with our customers, we are dependent upon sales to a relatively small group of customers. Our top ten customers accounted for approximately 60% of our net sales during 2002 and approximately 61% of our net sales during 2003.

  Fixed Operating Costs

        Operating costs of our existing manufacturing facilities and related administrative expenses are relatively fixed and therefore cannot be easily reduced if our sales decline. We currently have significant excess manufacturing capacity for which we are incurring expenses.

  Unpredictable End Markets

        As a provider of power supplies to OEMs in the electronic equipment industries, our sales are dependent upon the success of these end markets and the underlying products of which our power supplies are a component. We have no control over and cannot always accurately predict the demand in our customers' end markets. During 2001 and 2002 and to a lesser extent during 2003, our operating results were negatively affected by unfavorable economic conditions and reduced capital spending by communication providers that purchase our customers' end products.

  International Operations

        A significant portion of our business is conducted internationally. Operating internationally subjects us to risks that we would not otherwise face, such as political and economic instability, terrorism and civil unrest, and difficulties in staffing and managing these operations.

  Concentration of Ownership

        The concentration of ownership among our principal stockholders may prevent new investors from influencing corporate decisions. Our existing stockholders will continue to have significant control over our management and policies after the offering.

Product Line

        Over our more than 20-year history, we have designed and manufactured an extensive range of power supply products. These products, containing magnetic sub-assemblies, circuits and other components, convert AC power to DC power and maintain voltage levels within specific limits. Our products cover a broad range of applications in the commercial end-market, from low to high power and range from 10 to 18,000 watts. Our power supplies are self-contained units, range in weight from one half of a pound to thirty pounds and are normally incorporated inside our customers' end products.

        Most of our power supplies are custom made, although we also produce some modified standard and standard products. We focus on designing and manufacturing mid- to high-end custom commercial power supplies because they typically have the highest margins. Due to our large database of custom and modified standard products, we benefit from the opportunity to incorporate our existing engineering and designs to expedite design and time to market.

        In 2003, we introduced complementary DC/DC products in the commercial market to take advantage of the growing DC/DC market. Our DC/DC converters range from 20 to 1,000 watts. We will continue to focus on selling our DC/DC products to existing AC/DC customers with whom we have relationships as we believe there is an increased demand for such products.

Customers

        Our base of OEM customers are in diverse markets such as wireless infrastructure, networking, medical, high-end workstations (excluding PCs), industrial process controls, and other electronic equipment industries. Most of these OEMs are Fortune 500 companies and leaders in their respective industries. Our top ten customers accounted for approximately 60% of our net sales during 2002 and approximately 61% of our net sales during 2003. Our largest customers include Alcatel, Brocade Communications Systems, Hewlett-Packard, Honeywell International, Juniper Networks, Motorola, Inc. and Nortel Networks. Net sales to Nortel Networks accounted for more than 10% of our net sales during 2002, and net sales to Nortel Networks and Hewlett-Packard each accounted for more than 10% of our net sales during 2003. We derived approximately 48% of our net sales in 2001, 46% of our net sales in 2002, and 48% of our net sales during 2003 from customers in the United States. The remainder of our net sales for such periods were to customers outside of the United States, with the majority of these remaining net sales derived from sales to customers in Europe. For the dollar amount of net sales attributable to customers located inside and outside the United States, please refer to Note 13 to our consolidated financial statements included elsewhere in this prospectus.

Sales and Marketing

        We market our products and services in North America through an integrated sales approach involving account managers and independent sales representatives with active support from design, engineering and production personnel. Our in-house account managers supervise customer relationships and oversee a nation-wide network of commission-based independent sales representatives whose main purpose is to identify new opportunities. We market our products in Europe using a combination of a local direct sales team, independent sales representatives and in-house account managers.

        We focus our efforts on expanding relationships with existing customers and aggressively targeting emerging OEM industry leaders with whom the opportunity exists to provide products and services across a number of product families and through successive product generations. We focus our resources on markets that are growing relatively quickly and have the potential for significant profit margins. Potential customers are assigned to our in-house account managers who evaluate the customer against our customer selection criteria.

        On an ongoing basis, our engineering personnel provide technical support to customers in the areas of product design changes, field performance and testing. Our collaborative relationships allow us to gain valuable knowledge about an existing customer and its processes, which we believe gives us an advantage in obtaining future business from that customer.

Backlog

        We generally sell our products pursuant to purchase orders rather than long-term contracts. Backlog consists of purchase orders received for which we have not shipped product. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders or commitments that were previously made or anticipated. Our backlog was approximately $38.1 million at December 31, 2003 and $22.4 million at December 31, 2002. We have also entered into consignment arrangements with some of our customers, whereby we have agreed to bear the risk and cost of carrying inventory. Under the consignment arrangements, we deliver the power supplies ordered by such customers to a third-party location, permit these customers to take delivery of the power supplies within a specified time period after our delivery of the products, and invoice these customers for the products only after they have taken delivery and title has passed. We expect all of our backlog will be shipped within the next 12 months.

Manufacturing Process And Quality Control

        A typical power supply consists primarily of one or more printed circuit boards, electronic and electromagnetic components and a sheet metal chassis. The production of our power supplies entails the assembly of structural hardware combined with a sophisticated assembly of circuit boards encompassing highly automated surface mount technology, or SMT.

        In response to market demands for increased quality and reliability, design complexity, and sophisticated technology, we have automated many electronic assembly and testing processes which were traditionally performed manually and we have standardized our manufacturing processes to efficiently utilize our resources and optimize our capacities. Our manufacturing facilities are designed to quickly produce a broad range of products at a low cost. We have eight SMT lines located throughout our facilities. SMT permits reduction in board size by eliminating the need for holes in the printed circuit boards and by allowing components to be placed on both sides of a board. Each SMT line is capable of placing as many as 40,000 parts per hour, with each machine hour equating to approximately 50 labor hours.

        In addition to increasing automation of our facilities, we have standardized our operations to include self-contained continuous flow manufacturing lines, which incorporate flow solder machines, in circuit test machines, highly advanced computer controlled burn-in equipment, automated final test machines, ongoing reliability test equipment, standardized processes and measurements on all lines. Furthermore, manufacturing processes, quality systems, data collection and documentation are standardized across all facilities for smooth transition among locations to accommodate optimal capacity utilization.

        Most of our customers require that their power supplies meet or exceed established international safety and quality standards. In response to this need, we design and manufacture power supplies in accordance with the certification requirements of many international agencies, including Underwriters Laboratories Incorporated (UL) and Telcordia/Belcore in the United States; the Canadian Standards Association (CSA) in Canada; Technischer Uberwachungs-Verein (TUV) and Verband Deutscher Electrotechniker (VDE), both in Germany; the British Approval Board for Telecommunications (BABT) in the United Kingdom; and European Telecommunications Standard Institute (ETSI) and International Electrotechnical Committee (IEC), both European standards organizations. We are one of the few companies in the industry with the ability to self-certify our products for three of the primary safety agencies (UL, CSA and TUV), which we believe provides us with a competitive advantage.

        Quality and reliability are emphasized in both the design and manufacture of our products. In addition to testing throughout the design and manufacturing process, we test 100% of our finished products using automated equipment and customer-approved tests. Prototypes are reviewed to ensure that they can be efficiently manufactured and an additional out-of-box test or pre-ship audit is performed on randomly selected units, which are ready for shipment, further ensuring manufacturing quality and integrity.

        Our sophisticated manufacturing facilities in Orange County, California; Guadalajara, Mexico; Bombay, India; and Wavre, Belgium, are ISO 9001: 2000 certified. Our facilities in India manufacture labor-intensive magnetic sub-assemblies that are distributed to our other facilities for incorporation into many of our final products.

Suppliers

        Our high-quality products and ability to provide such products in a relatively short time-to-market are in part the result of a well managed supply chain network. We typically design products using common components, thereby increasing our purchasing power and reducing inventory risk. Most of our raw materials, including electronic and other components, sheet metal, transistors, mechanical parts and electrical wires, are readily available from several sources. Although some of our raw materials are sourced from only one manufacturer, they are generally available in large quantities from a number of different suppliers.

        Through centralized purchasing, we have negotiated a number of volume discount purchase agreements to realize economies of scale at each facility. During 2002 and 2003, no supplier accounted for more than 3.5% of raw materials purchased. Also, we generally purchase raw materials and components directly from manufacturers and not from distributors to get the most current materials at a lower available cost, thereby further reducing our overall cost of production. We view our suppliers as long-term partners with whom we strive to develop strong relationships. In our experience, the repeat business and confidence that these relationships offer our suppliers often lead to a lower cost of materials.

Competition

        The power supply manufacturing industry is highly fragmented and characterized by intense competition. According to Micro-Tech Consultants, in 2002 there were more than 1,000 third-party AC/DC and DC/DC power supply manufacturers worldwide. No single company dominates the overall power supplies market and our competitors vary depending upon the particular power conversion product category. Our competitors include Artesyn Technologies, Astec Power, Delta Electronics, Magnetek, Power One, Tyco International, Vicor, and many smaller companies.

        We believe that the principal competitive factors in our targeted markets are length of time-to-market, manufacturing flexibility, technical knowledge, quality and cost. We believe that, compared to our competition, we sell products with comparable or better quality characteristics at comparable prices.

Engineering And Product Development

        Our engineering and product development activities are principally directed to the improvement of existing products and the development of new power supplies to satisfy customer needs. As part of the collaborative relationships established by us with our key customers, we work closely with our customers to develop new products. Product development is performed by a group of approximately 34 engineers and technicians located primarily in Tustin, California and Wavre, Belgium.

        Our total expenditures for engineering and product development were $6.7 million, $7.0 million and $8.9 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Intellectual Property Matters

        Historically, intellectual property rights have not been a significant competitive factor in the power supply industry. Accordingly, we have not expended significant efforts to obtain trademark registrations or other forms of intellectual property protection covering our brands and technologies. However, there is no guarantee that intellectual property rights will not become more significant in the future, or that our competitors will not try to assert intellectual property rights to obtain a competitive advantage. Indeed, from time to time we have received notices of alleged infringement and/or invitations to take licenses from third parties, as described more fully in "Risk Factors—Risks Relating to Our Company and Industry—We may be sued by third parties for alleged infringement of their proprietary rights."

Employees

        At December 31, 2003, we employed approximately 1,390 full-time employees at our facilities in the following capacities:

	Location
Function
	U.S.	Belgium	Mexico	India	Total
Manufacturing	245	200	206	514	1,165
Engineering (including R&D)	46	34	3	12	95
Quality Control	21	10	7	2	40
Marketing	14	20	1	—	35
General Administration	16	23	8	8	55

Total	342	287	225	536	1,390

        None of our domestic employees is represented by a labor organization. Most of our employees who work in our Guadalajara, Mexico facility are represented by a union as required under Mexican law. Some of our employees who work in our Wavre, Belgium facility are represented by unions and work subject to a collective bargaining agreement. We believe that our relations with our employees, including in our Mexico and Belgium facilities, are good.

Properties

        Our headquarters are located in Tustin, California. We own two manufacturing facilities, both of which are outside of the United States, and lease four other manufacturing facilities. In addition, we lease satellite offices located in England, France, Germany and the Netherlands, which serve as our sales offices. Our leased facilities in Bombay, India are leased by certain of our subsidiaries. These facilities manufacture labor-intensive magnetic sub-assemblies that are distributed to our other facilities for incorporation into many of our final products.

        The terms of the leases are generally short-term with the exception of the lease on our headquarters, which has approximately five years of its present term remaining with one five-year renewal option. Approximately one year of the lease period remains on the short-term leases. However, they all have renewal options as indicated in the following table. We believe that our leased locations are adequate for our immediate needs and that additional or substitute space is available, if needed, to accommodate future growth and expansion, or relocation. Please refer to Note 13 to our consolidated financial statements included elsewhere in this prospectus for the value of our long-lived assets outside the United States.

Facilities	Primary Activity	Approximate Square Footage	Owned/ Leased	Lease Expiration Date	Renewal Option
Tustin, California	Manufacturing Engineering Administrative	86,000	Leased	April 30, 2009	One five-year renewal
Irvine, California	Manufacturing Engineering	31,000	Leased	December 31, 2004	One one-year renewal
Wavre, Belgium	Manufacturing Engineering Administrative	178,000	Owned	Not applicable	Not applicable
Guadalajara, Mexico	Manufacturing	35,000	Owned	Not applicable	Not applicable
Bombay, India	Manufacturing	14,000	Leased	June 28, 2004	Unlimited five-year renewals
Bombay, India	Manufacturing	17,000	Leased	January 10, 2005	Unlimited five-year renewals

Legal Proceedings

        As of the date of this prospectus, we are not a party to any material legal proceedings. We may, however, become subject to lawsuits from time to time in the course of our business.

MANAGEMENT

        The following table sets forth certain information regarding our directors and executive officers on February 18, 2004.

Name	Age	Position(s)
Pat Patel	58	Chairman, Founder and Director
Jeffrey Frank	49	President, Chief Executive Officer and Director
Bud Patel	68	Executive Vice President
Van Holland	50	Chief Financial Officer
Dennis Pouliot	56	Vice President of Sales
Howard Ribaudo	45	Vice President of Global Accounts
Alex Patel	53	Vice President of Engineering
Marcel Miller	50	General Manager, Cherokee Europe
Ian Schapiro	46	Director
Anthony Bloom	64	Director
Christopher Brothers	38	Director
Clark Michael Crawford	57	Director
Kenneth Kilpatrick	66	Director Nominee

        Pat Patel founded Cherokee in 1978 and served as President of Cherokee and its successor since its inception. In April 1999, he became Chairman of the board of directors. In September 2001, he resigned as President and Chief Executive Officer. Prior to founding Cherokee, Mr. Patel served as a Senior Project Engineer at Burroughs Corp. (now Unisys) for four years. Pat Patel is not related to Bud Patel or Alex Patel.

        Jeffrey Frank joined Cherokee in September 2001 as President and Chief Executive Officer. Prior to joining Cherokee, Mr. Frank was President of Lambda LEI for two years. From May 1996 to March 2000, Mr. Frank was President of Polestar Laboratories. In addition, Mr. Frank has over 18 years of experience in the electronics industry.

        Bud Patel has served as our Executive Vice President since April 1996 and was a Vice President of Engineering of Cherokee from 1987 to 1993. Mr. Patel served as President of Bikor from June 1993 through March 1996 when we acquired substantially all of the assets of Bikor. Prior to joining Cherokee in 1987, Mr. Patel was a Director of Engineering at Leland Electro Systems for over 25 years. Bud Patel is the uncle of Alex Patel, but is not related to Pat Patel.

        Van Holland became our Chief Financial Officer in August 1999. Prior to joining Cherokee, Mr. Holland served as Executive Vice President and Chief Financial Officer of Wyle Electronics, a $1.5 billion electronics distributor. From 1979 to May 1999, Mr. Holland served in various senior financial management positions at Wyle Electronics. Prior to that, Mr. Holland was an auditor with Arthur Andersen & Co.

        Dennis Pouliot has served as Vice President in the sales and marketing departments of Cherokee and its predecessor since March 1991. Prior to joining us, Mr. Pouliot was a sales manager at Lambda Qualidyne from June 1989 to March 1991 and a Director of International Sales and Marketing from September 1978 through June 1989.

        Howard Ribaudo has served as Vice President in the sales and marketing departments since March 1996 and served us in various other capacities for Cherokee from 1988 through September 1993. Mr. Ribaudo served as Vice President of Sales and Marketing for Bikor from September 1993 through March 1996 when we acquired substantially all of the assets of Bikor.

        Alex Patel has served as our Vice President of Engineering since August 2002 and served as Director of Engineering from 1988 to 1993 and from March 1996 to August 2002. Mr. Patel served as

Vice President of Engineering at Bikor from 1993 through March 1996 when we acquired substantially all of the assets of Bikor. Prior to joining the Company in 1988, Mr. Patel was a Senior Development Engineer at GE and Leland Electrosystems for 11 years combined. Alex Patel is the nephew of Bud Patel, but is not related to Pat Patel.

        Marcel Miller became General Manager of Cherokee Europe upon our acquisition of ITS in June 2000. Prior to the acquisition, Mr. Miller served as General Manager of the power supply business of ITS since 1999. Mr. Miller served as Director of Sales and Marketing of the power supply business of ITS and its predecessor since 1996. From 1978 to 1995, Mr. Miller held several positions in the Research and Development Department of ITS' predecessor, including Director of Research and Development from 1990 to 1995.

        Ian Schapiro became a member of our board of directors in April 1999. Mr. Schapiro became a founding principal of GFI in June 1995. From November 1985 to June 1995 he was a partner of Venture Associates and of Arthur Andersen & Co. following that firm's acquisition of Venture Associates. From 1984 to 1985, Mr. Schapiro was Chief Financial Officer of a technology company, and before that, a commercial banker with The Bank of California whose portfolio was concentrated in the energy sector. Mr. Schapiro is a member of the board of directors of Elgar Holdings, Inc. and InfraSource Services, Inc.

        Anthony Bloom became a member of our board of directors in April 1999. Mr. Bloom is an international investor now based in London. Prior to his relocation to London in July 1988, he lived in South Africa where he was the Chairman and Chief Executive of The Premier Group (a multi-billion dollar conglomerate involved in agribusiness, retail, and consumer products), and a member of the boards of directors of Barclays Bank, Liberty Life Assurance, and South African Breweries. Since moving to the United Kingdom in 1998, he served as a member of the board of directors of RIT Capital Partners plc ("RIT"), a publicly traded, London-based investment company chaired by Lord Rothschild, and as Deputy Chairman of Sketchley plc. Mr. Bloom presently provides investment advice to RIT and is a chairman of Cine-UK Ltd. Mr. Bloom is also a director of Power Measurement, Inc., Rio Narcea Gold Mines Ltd., Xantrex Technology, Inc. and Rockridge Consolidated Ltd.

        Christopher Brothers became a member of our board of directors in April 1999. Mr. Brothers is a Managing Director of Oaktree, a private equity investment management firm that invests in a wide range of public and private securities. Prior to joining Oaktree in 1996, Mr. Brothers worked at the New York headquarters of Salomon Brothers Inc., where he served as a Vice President in the Mergers and Acquisitions group. Prior to 1992, Mr. Brothers was a Manager in the Valuation Services group of Price Waterhouse. Mr. Brothers serves on the boards of directors of APW Ltd., InfraSource Services, Inc., National Mobile Television, Inc., Power Measurement, Inc. and Xantrex Technology Inc.

        Clark Michael Crawford became a member of our board of directors in January 2003. Mr. Crawford has held several key management positions for both Verizon Communications Inc. and GTE Corporation. At GTE, during the period from June 1996 to June 2000, Mr. Crawford served as Vice President of West Area Operations, President of GTE California, Vice President of Information Technology, President of GTE Data Services and Chairman of GTE Commercial Services. Subsequent to his work at GTE, Mr. Crawford was Senior Vice President, Service Assurance for Verizon. Mr. Crawford retired from Verizon in July 2001.

        Kenneth R. Kilpatrick will become a member of our board of directors immediately prior to the effectiveness of the registration statement relating to this offering. In September 2002, Mr. Kilpatrick retired from the position of President and Chief Executive Officer of Elgar Holdings Inc., a manufacturer of programmable power supplies. Mr. Kilpatrick joined Elgar in July 1991. From 1989 to 1991, Mr. Kilpatrick was President of Machine Industries Inc., an aerospace parts manufacturer. Prior to that, Mr. Kilpatrick was employed by ACDC Electronics, a manufacturer of fixed output power supplies. Mr. Kilpatrick joined ACDC Electronics in 1964 and was appointed President in 1972. He remained as Division President of the Company until 1989 following its acquisition by Emerson Electric in 1975.

Board Composition

        In accordance with the terms of the Stockholders Agreement, Mr. Brothers was nominated to our board of directors by OCM Principal Opportunities Fund, L.P. ("POF"), Mr. Schapiro was nominated to our board of directors by OCM/GFI Power Opportunities Fund, L.P. ("Power"), Mr. Bloom was nominated to our board of directors by GFI Two LLC ("GFI Two"), Mr. Crawford was nominated to our board of directors by affiliates of GSC, Pat Patel was nominated to our board of directors by certain founding stockholders and Mr. Frank was automatically nominated to our board of directors by virtue of his position as our Chief Executive Officer. Upon consummation of this offering, these rights to nominate directors will terminate.

        We will appoint one additional independent director, Mr. Kilpatrick, to our board of directors immediately prior to the effectiveness of the registration statement relating to this offering. After such appointment, our board will consist of Kenneth R. Kilpatrick, Pat Patel, Jeffrey Frank, Ian Schapiro, Anthony Bloom, Christopher Brothers and Clark Michael Crawford. Our independent directors will consist of Anthony Bloom and Kenneth R. Kilpatrick.

Board Committees

        Prior to the effectiveness of the registration statement relating to this offering, our audit committee consisted of Mr. Brothers and Mr. Schapiro. On or prior to such effectiveness, our board of directors intends to establish a compensation committee and a nominating and corporate governance committee and intends to replace Mr. Schapiro with Kenneth R. Kilpatrick and to appoint Anthony Bloom, an independent director, to the audit committee. We intend to avail ourselves of the transition periods provided for under the applicable Nasdaq Marketplace Rules for issuers listing in conjunction with their initial public offering and expect to replace Mr. Brothers on the audit committee with an independent director and to replace up to two current "non-independent" directors on our board of directors with independent directors, in each case within one year after consummating the offering. We expect the nominating and corporate governance committee will consist of at least two independent directors and the compensation committee will consist of three members, all of whom will be independent directors within one year after the consummation of this offering. The composition of the board committees will comply with the requirements of The NASDAQ National Market and the Sarbanes-Oxley Act of 2002.

        The audit committee will select, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discuss with the independent auditors their independence, review and discuss the audited financial statements with the independent auditors and management and recommend to our board of directors whether the audited financials should be included in our Annual Reports on Form 10-K to be filed with the Securities and Exchange Commission, or the SEC. The audit committee will be comprised of three independent directors.

        The compensation committee will review and either approve, on behalf of our board of directors, or recommend to the board of directors for approval (1) the annual salaries and other compensation of our executive officers and (2) individual stock and stock option grants. The compensation committee also will provide assistance and recommendations with respect to our compensation policies and practices and assist with the administration of our compensation plans.

        The nominating and corporate governance committee will assist our board of directors in fulfilling its responsibilities by: identifying and approving individuals qualified to serve as members of our board of directors, recommending director nominees for our annual meetings of stockholders, evaluating the performance of our board of directors, and developing and recommending to our board of directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.

Compensation Committee Interlocks and Insider Participation

        As noted above, the board of directors will appoint a compensation committee upon completion of this offering. We do not expect that any of our executive officers will serve as a director or member of the compensation committee of another entity, one of whose executive officers serves on our board of directors or compensation committee.

Compensation of Directors

        For the years ended December 31, 2002 and 2003, the individuals serving on the board of directors who were not employees of Cherokee did not receive any compensation so long as they were affiliated with, or had a financial interest in, Cherokee. During these periods, all members of the board of directors other than Clark Michael Crawford had these interests.

        For his service as a member of our board prior to the completion of the offering, we have agreed to pay Mr. Crawford an annual retainer of $15,000, payable on a quarterly basis, and $1,000 per board meeting. In addition, we have awarded Mr. Crawford options to buy 2,565 shares of our common stock at an exercise price of $5.85 per share. In connection with their nomination of Mr. Crawford to our board of directors, GSC Recovery II, L.P. and GSC Recovery IIA, L.P. (collectively, the "GSC Recovery Funds") have entered into a compensation agreement with Mr. Crawford. According to the terms of the agreement, the GSC Recovery Funds have agreed to pay Mr. Crawford a base salary of up to $25,000 per year, to be reduced by the amount of fees Mr. Crawford receives from us for his service on the board of directors, and to transfer to Mr. Crawford up to 64,103 shares of our common stock held by the GSC Recovery Funds, to vest in three portions of up to one third of such maximum number of shares of common stock. The first portion of such shares will vest upon consummation of this offering, the second portion will vest on December 31, 2004, and the third portion will vest on December 31, 2005. Each portion of such common stock transferred to Mr. Crawford will be reduced by the number of shares that we grant Mr. Crawford an option to purchase during the corresponding year, except that the first portion will be reduced by 2,565 shares that we granted him an option to purchase during the year ending December 31, 2003. The agreement terminates on the earliest of December 31, 2005 or upon Mr. Crawford otherwise ceasing to be a member of our board of directors. Upon termination of this agreement, Mr. Crawford will be entitled to keep only those shares that have fully vested as of the date of termination, subject to limited provisions for accelerated vesting.

        After consummation of this offering, we intend to pay our non-employee directors the following fees related to their service on our board of directors:

•	annual retainer	$20,000
•	annual per committee retainer	$5,000

        We intend to promptly reimburse all independent directors for reasonable expenses incurred to attend meetings of our board of directors or committees. In addition, non-employee directors are eligible to receive option grants under our 2004 Omnibus Stock Incentive Plan. Under this plan, each of our non-employee directors will be automatically granted an initial option to purchase 10,000 shares of our common stock upon the later of (1) the consummation of this offering or (2) the date the non-employee director first joins our board of directors. In addition, subject to certain conditions under the plan, each non-employee director will also be automatically granted an annual option to purchase 10,000 shares of our common stock on the date immediately following our annual meeting of stockholders (beginning 2005).

Indemnification of Directors and Executive Officers and Limitation of Liability

        Our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for any breach of fiduciary duties to the fullest extent permitted by Delaware law. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for:

  •
  liability for any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Similarly, our bylaws provide that we will indemnify our directors, officers, and employees to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification agreements with our directors, officers, employees, and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current and future directors and executive officers which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or agents where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

        We maintain directors' and officers' liability insurance and intend to continue to maintain this insurance in the future. We also have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Executive Compensation

        The following table sets forth all compensation received during the three years ended December 31, 2003 by our Chief Executive Officer and our four other most highly compensated executives whose total compensation exceeded $100,000 in such fiscal year. These five officers are referred to as the named executive officers in this prospectus. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table

Name and Principal Position(s)	Year	Salary ($)	Bonus ($)		Other Annual Compensation (1)($)		Securities Underlying Options (#)	All Other Compensation (2)($)
Jeffrey Frank President and Chief Executive Officer(3)	2003 2002 2001	263,373 260,000 63,000	275,250 140,000 —		48,848 52,439 —	(4) (4)	253,847 — —	6,000 5,500 —
Bud Patel Executive Vice President	2003 2002 2001	225,019 205,540 214,140	149,375 12,500 47,000		— — —		64,103 — —	6,000 5,500 5,250
Van Holland Chief Financial Officer	2003 2002 2001	161,692 147,077 152,615	320,971 8,750 25,000	(5)	— — —		50,000 — —	4,851 4,412 4,578
Dennis Pouliot Vice President of Sales	2003 2002 2001	150,972 137,903 143,673	165,566 6,250 20,000	(6)	— — —		39,744 — —	4,529 4,137 4,310
Alex Patel Vice President of Engineering	2003 2002 2001	161,871 128,853 129,235	87,225 6,250 25,000		— — —		37,821 — —	4,856 3,866 3,877

(1)
For each named executive officer, other than Jeffrey Frank, the aggregate dollar amount of perquisites or other personal benefits did not exceed the lesser of (a) $50,000 and (b) 10% of the total salary and bonus reported by such named executive officer for such fiscal year.

(2)
Primarily represents matching contributions made by us on behalf of the named executive officers under our 401(k) plan.

(3)
Jeffrey Frank was hired as our President and Chief Executive Officer in September 2001, and his compensation for 2001 consists of the last four months of 2001.

(4)
Represents payments we made to Mr. Frank in connection with his relocation to Orange County, California.

(5)
Includes 31,924 shares of common stock we granted to Mr. Holland on July 30, 2003, having an aggregate fair market value on that date of $186,759. See "Certain Relationships and Related Transactions—Grant of Common Stock to Employees" for more information.

(6)
Includes 16,143 shares of common stock we granted to Mr. Pouliot on July 30, 2003, having an aggregate fair market value on that date of $94,441. See "Certain Relationships and Related Transactions—Grant of Common Stock to Employees" for more information.

Option Grants in the Last Fiscal Year

        The following table sets forth, for the year ended December 31, 2003, the information regarding options granted to each of our named executive officers:

	Individual Grants(1)				Potential Realizable Value at Assumed Annual Rates of Appreciation of Stock Price for Option Term(2)
		Percent of Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted
Name			Exercise Price Per Share	Expiration Date
					5%	10%
Jeffrey Frank	253,847	23.47%	$5.85	7/30/13	$933,908	$2,366,706
Bud Patel	64,103	5.92	5.85	7/30/13	235,833	597,648
Van Holland	50,000	4.62	5.85	7/30/13	183,952	466,170
Dennis Pouliot	39,744	3.67	5.85	7/30/13	146,216	370,540
Alex Patel	37,821	3.50	5.85	7/30/13	139,141	352,611

(1)
These options were granted on July 30, 2003. The options vest in four equal annual installments on each anniversary of January 1, 2003, provided that in the event of a sale of the company, the options will vest in full.

(2)
Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth.

        The above table excludes options to purchase shares of our common stock granted to the named executive officers on February 16, 2004 under our 2002 Stock Option Plan as follows: Mr. Frank, 69,000 shares; Mr. Bud Patel, 45,000 shares; Mr. Holland, 45,000 shares; Mr. Pouliot, 10,000 shares and Mr. Alex Patel, 15,000 shares. These options are exercisable at the initial public offering price of $14.50 per share and will vest in four equal annual installments on each anniversary of the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

        The following table sets forth information on unexercised options to purchase our common stock granted to the named executive officers and held by them as of December 31, 2003. No options were exercised during fiscal year 2003.

			Number of Securities Underlying Unexercised Options at December 31, 2003
					Value of Unexercised In-The-Money Options at December 31, 2003(1)
Name	Shares Acquired on Exercise	Value Realized
			Vested	Unvested	Vested	Unvested
Jeffrey Frank	—	—	—	253,847	—	$2,195,777
Bud Patel	—	—	—	64,103	—	554,491
Van Holland	—	—	—	50,000	—	432,500
Dennis Pouliot	—	—	—	39,744	—	343,786
Alex Patel	—	—	—	37,821	—	327,152

(1)
There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated in accordance with the rules of the Securities and Exchange Commission on the basis of the initial public offering price of $14.50 per share, less the applicable exercise price per share, multiplied by the underlying shares.

Stock Option Plans

  2002 Stock Option Plan

        The 2002 Stock Option Plan was adopted by our board of directors on July 30, 2003 for the benefit of our officers, directors, employees, consultants and advisors. This plan provides for the grant of nonstatutory stock options. As of December 31, 2003, options to purchase an aggregate of 1,087,454 shares of common stock had been granted under this plan, 6,411 of which have been forfeited pursuant to the terms of the plan. In addition, in February 2004, we granted options to purchase an additional 328,320 shares of common stock under this plan.

        In the event of any merger, reorganization, consolidation or other change in corporate structure affecting the shares of common stock, an equitable substitution or proportionate adjustment may be made in (1) the aggregate number of shares reserved for issuance under this plan and (2) the kind, number and exercise price of shares subject to outstanding options granted under this plan. In connection with any such event, our board of directors may provide for the cancellation of any outstanding options, or any portion thereof and for the payment in cash or other property equal to the difference, if any, between the aggregate fair market value of the shares subject to the cancelled vested options, or portion thereof, and the aggregate exercise price of the cancelled vested options, or portion thereof.

        We will not be granting options pursuant to this plan following the closing of this offering.

  2004 Omnibus Stock Incentive Plan

        The 2004 Omnibus Stock Incentive Plan was adopted by our board of directors on February 16, 2004, and approved by our stockholders on the same day, for the benefit of our officers, directors, employees, consultants and advisors. An aggregate of 800,000 shares of common stock is reserved for issuance under this plan, plus an annual increase to be added automatically on the first day of our fiscal year (beginning in 2005) equal to the lesser of (1) 450,000 shares or (2) 2% of the number of outstanding shares on the last day of the immediately preceding fiscal year. This plan provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, restricted stock, deferred stock, and performance shares. An award may consist of one arrangement or benefit or two or more of them in tandem or in the alternative. Under this plan, awards covering no more than 500,000 shares may be granted to any participant in any one year.

        This plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors (the board or committee being sometimes referred to as the "plan administrator"). The plan administrator may interpret this plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of this plan. This plan permits the plan administrator to select the officers, directors, key employees, advisors and consultants (including directors who are also employees) who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares subject to awards, the term of the awards, the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including, but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.

        We may issue two types of stock options under this plan: incentive stock options ("ISOs"), which are intended to qualify under the Internal Revenue Code, and non-qualified stock options ("NSOs"). The option exercise price of all stock options granted under the plan will be determined by the administrator, except that any ISO or any option intended to qualify as performance-based compensation under Code Section 162(m) will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Further, the exercise price of ISOs granted to 10% stockholders will not be granted at a price less than 110% of the fair market value of the stock on the date of grant. The term of all stock options granted under the plan will be determined by the administrator, but may not exceed ten years (five years for ISOs granted to 10% stockholders). No ISO may be granted to an optionee, which, when combined with all other ISOs becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in ISOs in any calendar year, any stock options in excess of $100,000 granted during the same year shall be treated as NSOs.

        In connection with this offering, each of our non-employee directors will automatically receive an initial grant of options to purchase 10,000 shares of common stock at an exercise price per share equal to the initial public offering price of our common stock. We expect that each of our non-employee directors elected to the board of directors for the first time thereafter will receive, upon such election, an initial grant of options to purchase 10,000 shares of common stock at fair market value on the date of grant. In addition, we intend to provide each of our non-employee directors with an annual grant of options to purchase 10,000 shares for each year during such director's term provided that as of such date, such director shall have served on our board of directors for the preceding six months. All of the foregoing options will have a 10 year term and will vest over a four-year period. The foregoing awards of options will be granted automatically under this plan.

        Stock appreciation rights ("SARs") and limited stock appreciation rights may be granted under this plan either alone or in conjunction with all or part of any stock option granted under this plan. A SAR granted under this plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator. A limited stock appreciation right granted under this plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the change in control price of a share of common stock over a specified price fixed by the plan administrator. A limited stock appreciation right may only be exercised within the 30-day period following a change in control.

        Restricted stock, deferred stock and performance shares may be granted under this plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted stock, deferred stock and performance shares. Participants with restricted stock and preferred shares generally have all of the rights of a stockholder. With respect to deferred stock, during the deferral period, subject to the terms and conditions imposed by the plan administrator, the deferred stock units may be credited with dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted stock, deferred stock and/or performance shares.

        In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of common stock, the plan administrator may make an equitable substitution or proportionate adjustment in the number and type of shares authorized by this plan, the number and type of shares covered by, or with respect to which payments are measured under, outstanding awards and the exercise prices. In addition, the plan administrator, in its discretion, may terminate all awards with payment of cash or in-kind consideration.

        The terms of this plan provide that the plan administrator may amend, suspend or terminate this plan at any time, provided, however, that some amendments require approval of our stockholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the holder's consent. No award may be granted under this plan after the tenth anniversary of its effective date.

  2004 Employee Stock Purchase Plan

        On February 16, 2004, our board of directors adopted, and our stockholders approved, our 2004 Employee Stock Purchase Plan, which allows eligible employees to purchase our common stock at a discount from fair market value. A total of 400,000 shares of common stock has been reserved for issuance under the purchase plan, plus an annual increase to be added automatically on the first day of our fiscal year (beginning 2005) equal to the lesser of (1) 250,000 shares or (2) 1% of the number of outstanding shares on the last day of the immediately preceding fiscal year.

        The purchase plan will be administered by our board of directors, or a specifically designated committee of the board of directors (our board of directors, acting in that capacity, or that committee are sometimes referred to as the "plan administrator"). The plan administrator may interpret the purchase plan and, subject to its provisions, may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the purchase plan.

        The purchase plan contains six-month offering periods that commence on the first trading day on or after May 15 and November 15 of each year and end on the last trading day prior to the commencement of the next offering period; provided, however, that the first offering period under the Purchase Plan will commence upon the closing of this offering and end on the trading day on or before November 14, 2004.

        Employees are eligible to participate if they are employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted the right to purchase stock under the purchase plan if the employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (2) holds rights to purchase stock under any of our employee stock purchase plans that together accrue at a rate which exceeds $25,000 worth of stock for each calendar year. The purchase plan permits each employee to purchase common stock through payroll deductions of up to 15% of the employee's "compensation." Compensation is defined as the employee's base salary, exclusive of any bonus, fee, overtime pay, severance pay, expenses or other special emolument or any credit or benefit under any of our employee plans. The maximum number of shares an employee may purchase during a single offering period is 2,100 shares.

        Amounts deducted and accumulated by the employee are used to purchase shares of common stock at the end of each offering period. The price of the common stock offered under the purchase plan is an amount equal to 85% of the lower of the fair market value of the common stock at the beginning or at the end of each offering period. Employees may end their participation in the purchase plan at any time during an offering period, in which event, any amounts withheld through payroll deductions and not otherwise used to purchase shares will be returned to them. Participation ends automatically upon termination of employment with us.

        Rights granted under the purchase plan are not transferable by an employee other than by will or the laws of descent and distribution. The purchase plan provides that, in the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of our common stock, the plan administrator will conclusively determine the appropriate equitable adjustments. The purchase plan will terminate in 2013. Our board of directors has the authority to amend or terminate the purchase plan, except that no amendment or termination may adversely affect any outstanding rights under the purchase plan.

  Deferred Compensation Plans.

        We sponsor two non-tax-qualified deferred compensation plans, one for the benefit of certain designated employees and the other for our non-employee directors. The Deferred Compensation Plan for designated employees allow participants to elect to make pre-tax deferrals of up to 100% of their annual base salary and bonuses. The Deferred Compensation Plan for non-employee directors allows participants to elect to make pre-tax deferrals of up to 100% of their retainer fees and meeting fees. Both Deferred Compensation Plans allow us to make matching contributions and employer profit sharing credits, in each case in our sole discretion, with respect to participants who elect to defer a portion of their annual base salary or retainer fees. A participant's interest in each matching contribution, if any, vests in full after three years, or if earlier, upon the earliest to occur of his death, disability or normal retirement date at age 65. A participant's interest in each employer profit sharing credits, if any, vests in full after three years. A participant's deferrals, matching contributions and employer profit sharing credits, if any, are credited to a bookkeeping account and accrue earnings and losses as if held in certain investments selected by the participant. Amounts credited to a participant's account will be distributed upon the earliest to occur of the participant's death, disability, termination of service or retirement. Our Deferred Compensation Plans are unfunded, and participants are unsecured general creditors of the Company as to their accounts.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Restructuring Transactions; The Offering

        In connection with the Restructuring Transactions, we issued to affiliates of Oaktree Capital Management, LLC ("Oaktree"), GFI Energy Ventures, LLC ("GFI") and GSCP (N.J.), Inc. ("GSC"), certain affiliates of which are affiliates of ours:

  •
  $38.4 million aggregate principal amount of our second lien notes and related warrants to purchase 2,292,980 shares of our common stock at an exercise price of $0.039 per share;

  •
  $22.1 million aggregate principal amount of our senior notes and related warrants to purchase 775,868 shares of our common stock at an exercise price of $0.039 per share; and

  •
  $42.9 million aggregate principal amount of our senior convertible notes, which is convertible into 5,056,415 shares of our common stock at a conversion price of approximately $8.49 per share.

        Oaktree is an affiliate of OCM Principal Opportunities Fund, L.P. ("POF"), which is an affiliate of ours by virtue of POF's beneficial ownership of 41.7% of our common stock before this offering. GSC is an affiliate of GSC Recovery II, L.P., GSC Recovery IIA, L.P., GSC Partners CDO Fund, Limited and GSC Partners CDO Fund II, Limited (together, the "GSC Entities"), which themselves are affiliates of ours by virtue of their beneficial ownership of 31.7% of our common stock before this offering. The GSC Entities were not our affiliates prior to the restructuring transactions. GFI is an affiliate of GFI Two LLC ("GFI Two"), which is an affiliate of ours by virtue of GFI Two's beneficial ownership of 11.6% of our common stock before this offering. Oaktree and GFI are co-general partners of OCM/GFI Power Opportunities Fund, L.P. ("Power"). By virtue of this relationship with Oaktree and GFI, Power, which beneficially owns 2.7% of our common stock before this offering, is also an affiliate of ours.

        Since the Restructuring Transaction and through December 31, 2003, we have paid to the affiliates of Oaktree, GFI and GSC an aggregate of $1.2 million in cash interest payments on the senior notes, and we have issued to these affiliates an additional $5.3 million in the aggregate of our second lien notes in respect of interest payments thereon. No additional warrants have been issued in connection with any of these payments. Since the Restructuring Transactions and through December 31, 2003, we have also added $5.2 million in the aggregate to the principal amount of the senior convertible notes held by these affiliates in respect of interest payments thereon. This additional principal amount in respect of interest payments is not convertible into shares of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        We expect to use the net proceeds to us of this offering to repay our existing senior credit facilities, to redeem the second lien notes and to pay the additional principal amount added to the senior convertible notes in respect of interest payments thereon. See "Use of Proceeds." As a result, in addition to interest added to the original principal amount and interest accrued since December 31, 2003, we expect that POF will receive approximately $24.4 million of the net proceeds to us from this offering, GFI Two will receive approximately $0.2 million of the net proceeds to us, Power will receive approximately $1.7 million of the net proceeds to us and the GSC Entities will receive approximately $24.6 million of the net proceeds to us.

        We further expect that the affiliates of each of Oaktree, GFI and GSC will exercise the warrants held by them at an exercise price of $0.039 per share in connection with the offering. In addition, the original principal amount of the senior convertible notes held by each of these affiliates will automatically convert into shares of our common stock at a conversion price of approximately $8.49 per share immediately prior to the closing of this offering. Based on the initial public offering price of

$14.50 per share, upon the Conversion of Convertible Securities, (1) the shares of common stock to be received by POF have an aggregate value of $32.1 million in excess of the aggregate exercise and conversion prices of warrants and convertible notes held by POF, (2) the shares of common stock to be received by GFI Two have an aggregate value of $0.3 million in excess of the aggregate exercise and conversion prices of warrants and convertible notes held by GFI Two, (3) the shares of common stock to be received by Power have an aggregate value of $2.2 million in excess of the aggregate exercise and conversion prices of warrants and convertible notes held by Power, and (4) the shares of common stock to be received by the GSC Entities have an aggregate value of $40.1 million in excess of the aggregate exercise and conversion prices of warrants and convertible notes held by the GSC Entities. After giving effect to this offering, POF will beneficially own approximately 27.4% of our common stock, GFI Two will beneficially own approximately 7.6% of our common stock, Power will beneficially own approximately 1.8% of our common stock and the GSC Entities will beneficially own approximately 20.8% of our common stock. See "Principal and Selling Stockholders."

Stockholders' Agreement

        We and all of the holders of our common stock are parties to a stockholders' agreement. Upon the closing of this offering, most of the provisions of the stockholders' agreement will automatically terminate. However, the registration rights provisions of the stockholders' agreement will survive this offering. Subsequent to this offering, if we sell our common stock either for our own account or to give effect to demand registration rights, then the other holders of our common stock will have the right to register their shares of our common stock incidental to our registration. See "Description of Capital Stock—Stockholders' Agreement."

Issuance of Common Stock to Executives

        On July 30, 2003, we issued an aggregate of 140,677 shares of common stock to certain of our employees pursuant to an employee benefit plan. These shares were issued in consideration of such employees' past service to us or our subsidiaries during the third quarter of 2003. The value of the consideration deemed received by us for each share granted was $0.039 per share, in accordance with Delaware law, and the fair market value of each share of common stock at the time of grant was $5.85 per share. The following executive officers were granted shares of common stock in accordance with this plan: Van Holland—31,924 shares (valued at the time of grant at $186,759); Howard Ribaudo—28,135 (valued at the time of grant at $164,592); and Dennis Pouliot 16,143 shares (valued at the time of grant at $94,441).

Registration Rights Agreement

        We expect to enter into a registration rights agreement with affiliates of Oaktree and GSC that will provide that at any time after the 180-day period following the consummation of this offering, these holders may demand that we effect one registration on a long form registration statement and an unlimited number of registrations on short form registration statements, subject to certain conditions and limitations. The parties to the registration rights agreement will be entitled to request that up to two of the demand registrations be effected as a shelf registration for offerings on a delayed or continuous basis under Rule 415 under the Securities Act. In addition, we expect the registration rights agreement will include piggyback registration rights, including in connection with this offering. The agreement will also include customary suspension, underwriter "cut-back," indemnification and contribution provisions as well as provisions obligating us to pay certain expenses of the selling stockholders.

Share Exchanges

        In order to simplify the organizational structure of certain holders of our common stock, these holders have informed us of their intention to liquidate and distribute the shares of our common stock owned by them to their respective owners prior to the closing of this offering. In conjunction with these liquidations, we will participate in a share exchange with affiliates of Oaktree and GFI. We expect the share exchanges will be completed prior to the closing of this offering and will result in no loss or gain to Cherokee.

Facility Lease

        We lease our facility located at 2841 Dow Avenue in Tustin, California from Patel/King Investment, or PKI. One of the principals of PKI is Pat Patel, our Chairman. We currently pay approximately $90,416 in rent per month to PKI, subject to annual Consumer Price Index adjustments. Pursuant to the lease, we incurred the following costs related to PKI: $1,004,446 in 2001, $1,032,551 in 2002, and $1,073,023 in 2003. Our lease with PKI will run through April 30, 2009, with an extension for an additional 60 months at our option.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows information with respect to the beneficial ownership of our common stock (1) as of December 31, 2003 assuming the Conversion of Convertible Securities and (2) as adjusted to reflect the sale of common stock being offered in this offering, for:

  •
  each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;

  •
  each of our directors;

  •
  each executive officer named in the Summary Compensation Table presented under "Management—Executive Compensation;"

  •
  all of our directors and officers as a group; and

  •
  each selling stockholder.

        Percentage ownership before this offering is based on 12,579,077 shares of common stock outstanding as of December 31, 2003, subject to the assumptions set forth below. Percentage ownership after this offering is based on 19,179,077 shares of common stock outstanding immediately after the closing of this offering. The amounts shown for before and after this offering assume the issuance of 10,365,323 shares of common stock after giving effect to the Conversion of Convertible Securities at or prior to the closing of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of December 31, 2003, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. If the underwriters exercise their over-allotment option, the selling stockholders are expected to sell to the underwriters shares of common stock that the selling stockholders will receive upon the exercise of warrants to purchase our common stock and the automatic conversion of our senior convertible notes prior to the consummation of this offering in accordance with the terms of the respective securities. If the selling stockholders fail to sell any of these shares to cover over-allotments, we have agreed to issue and sell to the underwriters any shares the selling stockholders do not sell. Other than as disclosed below, no selling stockholder holds or has held during the past three years any position, office or other material relationship with us.

					Shares Beneficially Owned After the Offering if the Underwriters' Over-Allotment Option is Exercised in Full
				Maximum Number of Shares Being Sold in the Over-Allotment Option, if Any
		Percentage Ownership Before this Offering
Name of Beneficial Owners (1)	Total Shares Beneficially Owned Before the Offering		Percentage Ownership After this Offering		Number of Shares	Percentage Ownership
Greater than 5% stockholders and selling stockholders:
Oaktree Capital Management, LLC (2)(3)(4)	5,593,239	44.46%	29.16%	362,454	5,230,785	27.27%
Stephen Kaplan (3)(4)	5,593,239	44.46%	29.16%	362,454	5,230,785	27.27%
OCM Principal Opportunities Fund, L.P. (4)(5)(6)	5,250,376	41.74%	27.38%	332,692	4,917,684	25.64%
GSCP (N.J.), Inc. (7)(8)(9)	3,987,976	31.70%	20.79%	346,169	3,641,807	18.99%
GSC Recovery II, L.P. (9)(10)	1,873,974	14.90%	9.77%	—	1,873,974	9.77%
Lawrence D. Gilson (11)(12)(13)	1,796,854	14.28%	9.37%	32,918	1,763,936	9.20%
Richard K. Landers (11)(13)(14)	1,796,854	14.28%	9.37%	32,918	1,763,936	9.20%
RIT Capital Partners plc (15)(16)(17)	1,685,750	13.40%	8.79%	23,273	1,662,477	8.67%
GFI Two LLC (13)(18)	1,453,991	11.56%	7.58%	3,156	1,450,835	7.56%
Cherokee Investor Partners LLC (4)	1,417,635	11.27%	7.39%	121,069	1,296,566	6.76%
GSC Recovery IIA, L.P. (9)(19)	1,338,134	10.64%	6.98%	—	1,338,134	6.98%
MacKay Shields LLC(20)	1,033,164	8.21%	5.39%	89,682	943,482	4.92%
GSC Partners CDO Fund II, Limited (7)(8)(9)	425,510	3.38%	2.22%	346,169	79,341	*

OCM/GFI Power Opportunities Fund, L.P.(2)(3)(4)	342,863	2.73%	1.79%	29,762	313,101	1.63%
Titanium CBO I Limited (21)	192,697	1.53%	1.00%	16,727	175,970	*
Magnetite CBO II, Ltd. (21)	140,143	1.11%	*	12,165	127,978	*
Magnetite Asset Investors L.L.C. (21)	105,107	*	*	9,124	95,983	*
Oxford Cherokee, Inc. (22)	71,209	*	*	6,181	65,028	*
Directors and Named Executive Officers:
Christopher Brothers (3)(4)	5,593,239	44.46%	29.16%	362,454	5,230,785	27.27%
Ian Schapiro (11)(13)(23)	1,796,854	14.28%	9.37%	32,918	1,763,936	9.20%
Anthony Bloom (24)	1,685,750	13.40%	8.79%	23,273	1,662,477	8.67%
Bud Patel (25)	155,011	1.23%	*	—	155,011	*
Pat Patel (26)	127,870	1.02%	*	—	127,870	*
Jeffrey Frank (27)	63,462	*	*	—	63,462	*
Clark Michael Crawford (28)	—	*	*	—	—	*
Van Holland (29)	50,059	*	*	—	50,059	*
Dennis Pouliot (30)	28,929	*	*	—	28,929	*
Alex Patel (31)	9,456	*	*	—	9,456	*
All directors and officers as a group (10 persons)	9,510,630	75.61%	49.59%	418,645	9,091,985	47.41%

*
Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1)
Unless otherwise indicated, the address for each of the individuals listed below is: c/o Cherokee International Corporation, 2841 Dow Avenue, Tustin, California 92780.

(2)
Includes: (i) 1,078,981 shares of common stock that will be acquired by OCM Principal Opportunities Fund, L.P. ("POF") upon exercise of a warrant and 2,753,760 shares of common stock that will be issued to POF upon conversion of the senior convertible notes; (ii) 1,417,635 shares of common stock owned by Cherokee Investor Partners LLC ("CHIP"); (iii) 75,500 shares of common stock that will be acquired by OCM/GFI Power Opportunities Fund, L.P. ("Power") upon exercise of a warrant and 192,690 shares of common stock that will be issued to Power upon conversion of the senior convertible notes; and (iv) 74,673 shares of common stock owned by OCM/GFI Cherokee Investments II, Inc. ("Investments II"), which is a wholly owned subsidiary of Power. See also footnotes (3) and (4) for information regarding shares of common stock to be distributed to POF and Power upon the dissolution of CHIP, Investments and Investments II.

(3)
Oaktree is the general partner of POF, which beneficially owns, through its wholly owned subsidiary, OCM Cherokee Investments, Inc. ("Investments"), approximately 75.28% membership interest in CHIP. Oaktree is also the co-general partner of Power, which owns 100% ownership interest in Investments II. By virtue of its relationship to POF, Power, Investments II and CHIP, Oaktree may be deemed to have or share beneficial ownership of shares of our common stock owned by CHIP and shares that POF, Power and Investments II may acquire upon exercise of warrants and conversion of the senior convertible notes. Oaktree expressly disclaims beneficial ownership of such common stock and securities held by CHIP, POF, Power and Investments II. Voting and investment decisions with respect to shares of our common stock held by POF and CHIP are made on behalf of Oaktree by Stephen Kaplan and Christopher Brothers. Mr. Kaplan is a founding principal of Oaktree and Mr. Brothers is a Managing Director of Oaktree. Each of Mr. Kaplan and Mr. Brothers expressly disclaims beneficial ownership of such common stock, except to the extent of his direct pecuniary interest therein. Voting and investment decisions with respect to shares of our common stock held by Power and Investments II are made on behalf of Power by an investment committee comprised of Lawrence Gilson, Richard Landers and Ian Schapiro (the "GFI Representatives") and Mr. Kaplan and Mr. Brothers. Decisions by the investment committee of Power require the affirmative vote of two GFI Representatives, Mr. Kaplan and Mr. Brothers. Each of Messrs. Gilson, Landers, Schapiro, Kaplan and Brothers expressly disclaims beneficial ownership of such common stock, except to the extent of his direct pecuniary interest therein.

We have been advised that prior to the closing of this offering, CHIP, Investments and Investments II will be dissolved. Investments will be dissolved after dissolution of CHIP, as described in footnote (4) below, and the consummation of the share exchange described in "Certain Relationships and Related Transactions—Share Exchanges." Upon its dissolution, Investments will distribute to POF the 1,060,694 shares of our common stock it will receive from the dissolution of CHIP. Investments II will be dissolved after consummation of the share exchange described in "Certain Relationships and Related Transactions—Share Exchanges." Upon the dissolution of Investments II, the 74,673 shares of our common stock currently owned by Investments II will be distributed to Power.

(4)
c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, Los Angeles, California 90071. We have been advised that, prior to the closing of this offering, CHIP will be dissolved by its members and the shares of our common stock currently held by CHIP will be distributed to its members pursuant to its operating agreement. The members of CHIP are as follows: Investments, GFI Two, RIT Capital Partners, plc, Oxford Cherokee, Inc., and CSFB Cherokee Equity Investors LLC. Upon the dissolution of CHIP, we have been advised that 1,060,694 shares of our common stock will be distributed to Investments, 20,270 shares of our common stock will be distributed to GFI Two, 294,178 shares of our common stock will be distributed to RIT Capital Partners, plc ("RIT"), 19,612 shares of our common stock will be distributed to Oxford Cherokee, Inc. ("Oxford"), and 22,881 shares of our common stock will be distributed to CSFB Cherokee Equity Investors LLC. If CHIP consummates its dissolution and the resulting distribution of the foregoing shares of our common stock as expected, CHIP will not sell any shares in the over-allotment option. Rather, the proportionate number of shares to be sold by each of its beneficial owners that is a selling stockholder will increase. As a result, of the 121,069 shares attributable to sales in the over-allotment option by CHIP, 92,072 will be attibutable to sales by POF, 1,759 will be attributable to sales by GFI Two, 25,536 will be attributable to sales by RIT and 1,702 will be attributable to sales by Oxford.

(5)
Includes: 1,078,981 shares of common stock that will be acquired by POF upon exercise of a warrant and 2,753,760 shares of common stock that will be issued to POF upon conversion of the senior convertible notes; and 1,417,635 shares of common stock owned by CHIP. See also footnote (4) for information regarding shares of common stock to be distributed to Investments upon dissolution of CHIP and footnote (3) for information regarding shares of common stock to be distributed to POF upon dissolution of Investments.

(6)
In addition to its interest in CHIP, Investments is entitled to appoint a member to the management committee of CHIP. By virtue of its relationship to Investments, POF may be deemed to have or share beneficial ownership of shares of our common stock owned by Investments. POF expressly disclaims beneficial ownership of such common stock, except to the extent of Investments' interest in CHIP. See also footnote (4) for information regarding shares of common stock to be distributed to Investments upon dissolution of CHIP.

(7)
Includes: (i) 670,611 shares of common stock that will be acquired by GSC Recovery II, L.P. ("GSC Recovery II") upon exercise of a warrant and 1,203,363 shares of common stock that will be issued to GSC Recovery II upon conversion of the senior convertible notes; (ii) 457,654 shares of common stock that will be acquired by GSC Recovery IIA, L.P. ("GSC Recovery IIA") upon exercise of a warrant and 880,480 shares of common stock that will be issued to GSC Recovery IIA upon conversion of the senior convertible notes; (iii) 350,358 shares of common stock that will be acquired by GSC Partners CDO Fund, Limited upon exercise of a warrant; and (iv) 425,510 shares of common stock that will be acquired by GSC Partners CDO Fund II, Limited upon exercise of a warrant.

(8)
GSC Recovery II and GSC Recovery IIA are limited partnerships, for each of which the ultimate general partner is GSC. In addition, GSC Partners CDO Fund, Limited and GSC Partners CDO

  Fund II, Limited are Cayman Islands exempted corporations, for each of which affiliates of GSC own a majority of certain "preference shares" (equity shares which have no material voting rights with respect to corporate governance). GSC expressly disclaims beneficial ownership of shares of our common stock that these entities may acquire upon exercise of warrants and conversion of the senior convertible notes. In addition, each of Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel and Andrew Wagner, as stockholders of GSC, may be deemed to have shared voting and investment power with respect to the shares of our common stock that these entities may acquire upon exercise of warrants and conversion of the convertible notes. Each of Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel and Andrew Wagner disclaims beneficial ownership with respect to such shares.

(9)
500 Campus Drive, Suite 220, Florham Park, New Jersey 07932.

(10)
Includes: 670,611 shares of common stock that will be acquired by GSC Recovery II upon exercise of a warrant and 1,203,363 shares of common stock that will be issued to GSC Recovery II upon conversion of the senior convertible notes.

(11)
Includes: (i) 10,234 shares of common stock that will be acquired by GFI Two LLC ("GFI Two") upon exercise of a warrant and 26,122 shares of common stock that will be issued to GFI Two upon conversion of the senior convertible notes; (ii) 75,500 shares of common stock that will be acquired by Power upon exercise of a warrant and 192,690 shares of common stock that will be issued to Power upon conversion of the senior convertible notes; (iii) 74,673 shares of common stock owned by Investments II; and (iv) 1,417,635 shares of common stock owned by CHIP. See also footnote (4) for information regarding shares of common stock to be distributed to GFI Two upon dissolution of CHIP.

(12)
Mr. Gilson is a founding principal of GFI and a managing member of GFI Two. GFI is the co-general partner of Power, and Power owns 100% ownership interest in Investments II. By virtue of his relationship to GFI and GFI Two, Mr. Gilson may be deemed to have or share beneficial ownership of shares of our common stock and securities beneficially owned by GFI and GFI Two. Mr. Gilson expressly disclaims beneficial ownership of such common stock and securities, except to the extent of his direct pecuniary interest therein. See also footnotes (3) and (4).

(13)
c/o GFI Energy Ventures, LLC, 11611 San Vicente Boulevard, Suite 710, Los Angeles, California 90049.

(14)
Mr. Landers is a founding principal of GFI and a managing member of GFI Two. By virtue of his relationship to GFI and GFI Two, Mr. Landers may be deemed to have or share beneficial ownership of shares of our common stock and securities beneficially owned by GFI and GFI Two. Mr. Landers expressly disclaims beneficial ownership of such common stock and securities, except to the extent of his direct pecuniary interest therein. See also footnotes (3) and (4).

(15)
Includes: (i) 125,061 shares of common stock that will be acquired by RIT upon exercise of a warrant and 143,054 shares of common stock that will be issued to RIT upon conversion of the senior convertible notes; and (ii) 1,417,635 shares of common stock owned by CHIP. RIT is an investment trust quoted on the London Stock Exchange. It has over 14,000 shareholders. Investment control of the shares is vested in RIT's management and, ultimately, its Board of Directors. The Chief Operating Officer of RIT is Duncan Budge. Mr. Budge has no relationship with Cherokee. See also footnote (4) for information regarding shares of common stock to be distributed to RIT upon dissolution of CHIP.

(16)
RIT owns approximately 20.98% membership interest in CHIP, and is entitled to appoint a member to the management committee of CHIP. By virtue of its relationship to CHIP, RIT may be deemed to have or share beneficial ownership of shares of our common stock owned by CHIP. RIT expressly disclaims beneficial ownership of such common stock held by CHIP, except to the extent of RIT's interest in CHIP. See also footnote (4).

(17)
RIT Capital Partners plc, 27 St. James Place, London, England, SW1A 1NR.

(18)
Includes: (i) 10,234 shares of common stock that will be acquired by GFI Two upon exercise of a warrant and 26,122 shares of common stock that will be issued to GFI Two upon conversion of the senior convertible notes; and (ii) 1,417,635 shares of common stock owned by CHIP. GFI Two owns approximately 0.71% membership interest in CHIP, and is entitled to appoint a member to the management committee of CHIP. As a result of its representation on the management committee of CHIP, GFI Two may be deemed to share voting and investment power with respect to shares of our common stock owned by CHIP. GFI Two expressly disclaims beneficial ownership of such common stock held by CHIP, except to the extent of GFI Two's interest in CHIP. See also footnote (4) for information regarding shares of common stock to be distributed to GFI Two upon dissolution of CHIP. Each of Lawrence D. Gilson, Richard K. Landers and Ian Schapiro may be deemed to share voting and investment power with respect to the shares of our common stock that GFI Two beneficially owns, including shares that GFI Two will acquire upon exercise of warrants and conversion of the senior convertible notes.

(19)
Includes: 457,654 shares of common stock that will be acquired by GSC Recovery IIA upon exercise of a warrant and 880,480 shares of common stock that will be issued to GSC Recovery IIA upon conversion of the senior convertible notes.

(20)
MacKay Shields LLC is an investment advisor that is offering shares of our common stock solely on behalf of certain client accounts under its control. MacKay Shields LLC has informed us that is has sole voting and investment power with respect to the shares of common stock it is offering. The common stock being offered by MacKay Shields LLC under this prospectus will be acquired by certain client accounts under its control upon the conversion of the convertible notes. Don Morgan III, as Senior Managing Director, makes voting and investment decisions with respect to shares of our common stock under the control of MacKay Shields LLC.

(21)
BlackRock Financial Management, Inc. ("BlackRock") is the investment manager for each of Titanium CBO I Limited ("Titanium"), Magnetite CBO II, Ltd. ("Magnetite CBO") and Magnetite Asset Investors L.L.C. ("Magnetite Investors"). As such, BlackRock has full voting and investment power with respect to shares of our common stock that Magnetite CBO, Magnetite Investors and Titanium will acquire upon exercise of warrants. At BlackRock, a twelve-member team of BlackRock employees, led by Mark J. Williams and Jeffrey Gary, is responsible for the management of a variety of investment products, including Titanium, Magnetite CBO and Magnetite Investors.

(22)
The Directors of Oxford exercise voting and investment power with respect to shares of our common stock that Oxford beneficially owns, including shares that Oxford will acquire upon the liquidation of CHIP and upon the Conversion of Convertible Securities. The Directors of Oxford are Christopher Piers Martin Harris, Julian Marc Stukeley Hayden, Michael Paul Egerton-Vernon and Andrew Rigby Nolan. See also footnote (4) for information regarding shares of common stock to be distributed to Oxford upon dissolution of CHIP.

(23)
Mr. Schapiro is a founding principal of GFI and a managing member of GFI Two. By virtue of his relationship to GFI and GFI Two, Mr. Schapiro may be deemed to have or share beneficial ownership of shares of our common stock and other securities beneficially owned by GFI and GFI Two. Mr. Schapiro expressly disclaims beneficial ownership of such common stock and securities, except to the extent of his direct pecuniary interest therein. See also footnotes (3) and (4).

(24)
Anthony Bloom, a former director of RIT Capital Partners plc, provides investment advice to RIT and may be deemed to beneficially own the common stock held by RIT. Mr. Bloom expressly disclaims beneficial ownership of such shares, except to the extent of his direct pecuniary interest therein. See also footnote (4)

(25)
Bud Patel may be deemed to have or share beneficial ownership of the 138,985 shares of common stock held by Bikor Corporation, by virtue of his ownership interest in Bikor Corporation and being the President of Bikor Corporation. Bud Patel expressly disclaims beneficial ownership of such shares of common stock. The beneficial ownership information for Mr. Patel excludes options to purchase 45,000 shares of common stock that we granted to Mr. Patel in February 2004 that will not become exercisable within 60 days of December 31, 2003.

(26)
Includes 104,152 shares of common stock that Pat Patel holds jointly with his wife, Manju Patel, as trustees of the Patel Family Trust. In addition, each of Pat Patel and Manju Patel has established three irrevocable trusts that own, in the aggregate, 312,804 shares of common stock. The beneficiaries of these trusts are members of their family. Neither Pat Patel nor Manju Patel exercise voting or dispositive power with respect to shares of common stock owned by these irrevocable trusts.

(27)
Excludes options to purchase 69,000 shares of common stock that we granted to Mr. Frank in February 2004 that will not become exercisable within 60 days of December 31, 2003.

(28)
Mr. Crawford was nominated to our board of directors by affiliates of GSC in accordance with the terms of our Stockholders Agreement. In connection with his nomination to our board of directors, GSC Recovery II and GSC Recovery IIA have entered into a compensation agreement with Mr. Crawford. For more information about this agreement, see "Management—Compensation of Directors."

(29)
Excludes options to purchase 45,000 shares of common stock that we granted to Mr. Holland in February 2004 that will not become exercisable within 60 days of December 31, 2003.

(30)
Excludes options to purchase 10,000 shares of common stock that we granted to Mr. Pouliot in February 2004 that will not become exercisable within 60 days of December 31, 2003.

(31)
Excludes options to purchase 15,000 shares of common stock that we granted to Mr. Patel in February 2004 that will not become exercisable within 60 days of December 31, 2003.

        It is anticipated that on or prior to the consummation of this offering, both POF and Power will have an affiliate that is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. ("NASD"). POF and Power each represent that they have purchased the shares being registered for resale in the ordinary course of business, and that at the time of purchase of the shares (or in the case of shares obtained upon Conversion of Convertible Securities, at the time of purchase of the convertible notes and warrants), neither had any agreements or understandings, directly or indirectly, with any person to distribute the shares.

        None of Titanium, Magnetite CBO and Magnetite Investors have affiliates that are registered broker-dealers or NASD members. However, Blackrock, their investment advisor, has affiliates that are broker-dealers. Each of Titanium, Magnetite CBO and Magnetite Investors represent that they have purchased the shares being registered for resale in the ordinary course of business, and that at the time of purchase of the shares (or in the case of shares obtained upon Conversion of Convertible Securities, at the time of acquisition of the warrants), none had any agreements or understandings, directly or indirectly, with any person to distribute the shares.

        MacKay Shields LLC has two affiliates that are registered broker-dealers. MacKay Shields LLC represents that it has purchased the shares being registered for resale in the ordinary course of business, and that at the time of purchase of the shares (or in the case of shares obtained upon conversion of the convertible notes, at the time of purchase of the convertible notes), it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under "Where You Can Find More Information."

General

        As of December 31, 2003, 2,213,754 shares of our common stock were issued and outstanding, and there were 23 holders of our common stock. Upon the closing of this offering, our authorized capital stock will consist of an aggregate of 60,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share, and we will have an aggregate of 19,179,077 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable. In addition, at such time, 1,200,000 shares of our common stock will be reserved for issuance upon exercise of outstanding options.

Common Stock

        Voting.    The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

        Dividend Rights.    Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

        Liquidation Rights.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

        Conversion, Redemption and Preemptive Rights.    Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

        Under our certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, to issue up to 10,000,000 shares of preferred stock in one or more series without further stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Stockholders' Agreement

        We and our existing stockholders have entered into a stockholders' agreement. Most of the provisions of the stockholders' agreement terminate upon the consummation of this offering. However, the parties to our stockholders' agreement have registration rights with respect to our common stock that will survive the consummation of this offering described below.

        Pursuant to the Stockholders Agreement, prior to the consummation of this offering and subject to certain conditions, POF had the right to designate two directors, each of Power and GFI Two had the right to designate one director, the GSC Entities jointly had the right to designate one director, a group of stockholders who owned limited liability company interests in our predecessor company had the right to designate two directors, and our Chief Executive Officer was entitled to be automatically nominated as a director. These rights to nominate directors will terminate upon consummation of this offering.

Registration Rights

        Holders of up to 12,579,077 shares of our common stock are entitled to registration rights. These rights include rights to require us to include the holders' common stock in registration statements we file with the SEC subject to certain limitations and, in some cases, demand registration rights. See "Related Party Transactions—Stockholders' Agreement" and "—Registration Rights Agreement."

        Registration of shares of common stock upon the exercise of registration rights would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. If shares of common stock are included in a registration, the holder of such shares will pay all transfer taxes relating to the sale of its shares and its pro rata portion of any underwriting discounts or commissions or the equivalent thereof. We will pay all other expenses incurred in connection with these registrations. These sales could reduce the trading price of our common stock.

Limitations on Directors' Liability

        Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

        In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

  •
  any breach of his or her duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

  •
  the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

  •
  any transaction from which the director derived an improper personal benefit.

        This provision does not affect a director's liability under the federal securities laws.

        To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect

  Certificate of Incorporation and Bylaws

        Certain provisions in the our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

        Our certificate of incorporation and bylaws contain provisions that permit us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

        The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

  Delaware Takeover Statute

        We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 of the DGCL defines "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

The NASDAQ National Market

        Our common stock has been approved for quotation on the NASDAQ National Market under the symbol "CHRK."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

DESCRIPTION OF CERTAIN DEBT

        The following is a summary of the material provisions of the agreements evidencing our material debt to be in effect upon the closing of this offering. The following is only a summary and it does not include all of the provisions of our material debt, copies of which have been filed as exhibits to our registration statement filed in connection with this offering and are available as set forth under "Where You Can Find More Information." This description assumes that proceeds from this offering will be used to repay all debt outstanding under our existing senior credit facilities and our second lien notes, that the accrued interest on our senior convertible notes will be paid in cash, and that our senior convertible notes will automatically convert into shares of our common stock immediately prior to the closing of this offering. See "Use of Proceeds." Set forth below is a summary of the principal terms of our senior notes. Certain of the terms and conditions described below are subject to important qualifications and exceptions.

Amended Senior Revolving Credit Facility

        In connection with this offering, we have entered into a commitment letter with General Electric Capital Corporation to amend our existing senior revolving credit facility to provide for borrowings of up to $20.0 million that will be subject to a borrowing base comprised of eligible accounts receivable and inventory. The closing of the amended facility is contingent on the consummation of this offering and satisfaction of other customary conditions. We plan to use funds available under the amended facility to finance our working capital needs.

  Maturity, Interest and Fees

        The commitment letter provides that the amended facility will have a term of 4.5 years and bear interest, at our option, at a rate per annum equal to the London Interbank Offered Rate plus 2.5% or the agent bank's base rate plus 1.0%. In addition to paying interest on outstanding principal, we expect that we will be required to pay a commitment fee to the lenders under the amended facility in respect of the average daily balance of unused loan commitments at a rate of 0.5% per annum.

  Ranking and Security

        The revolving loans under the amended facility will be our senior obligations and rank equal in right of payment with all of our other existing and future permitted senior debt, and senior in right of payment to all of our existing and future permitted subordinated debt.

        The amended facility will be secured by a first-priority lien, subject to permitted encumbrances, on substantially all of our domestic assets and by a pledge of 65% of the equity of certain of our foreign subsidiaries.

  Covenants

        We anticipate that the amended facility will have covenants similar to those contained in our existing senior revolving credit facility, except that certain financial ratio covenants will be eliminated or loosened. The commitment letter provides that the amended facility will contain covenants that restrict our business operations, including covenants limiting our ability to make investments, enter into mergers or acquisitions, dispose of assets, incur additional debt, grant liens, enter into transactions with affiliates, redeem or repurchase our capital stock, repay other debt and pay dividends, and will contain a financial ratio test based on senior leverage.

  Events of Default

        The commitment letter provides that the amended facility will contain customary events of default, including defaults in the payment of principal or interest, defaults in the compliance with the covenants contained in the documents evidencing the amended facility, cross defaults to other material debt and bankruptcy or other insolvency events.

Senior Notes

        On November 27, 2002, in connection with the Restructuring Transactions, we issued approximately $46.6 million in aggregate principal amount of our 5 1/4% senior notes due 2008.

  Principal, Maturity and Interest

        We currently have issued and outstanding approximately $46.6 million principal amount of our senior notes. The senior notes mature on November 1, 2008. Interest on the senior notes accrues at the rate of 5 1/4% per annum and is payable in cash semi-annually on May 1 and November 1 of every year.

  Ranking and Security

        The debt evidenced by the senior notes are our senior obligations and rank equal in right of payment with all of our other existing and future senior debt, and senior in right of payment to all of our existing and future subordinated debt.

        The senior notes are currently secured by a third-priority lien and, upon consummation of this offering, will be secured by a second-priority lien, subject to permitted encumbrances, on substantially all of our domestic assets and by a pledge of 65% of the equity of certain of our foreign subsidiaries.

  Optional Redemption

        The senior notes are redeemable by us at our option, in whole or in part, at any time at a redemption price equal to 100% at the principal amount thereof, plus accrued and unpaid interest up to the repurchase date.

  Covenants

        The indenture governing our senior notes contains a number of covenants that restrict our business operations, including covenants limiting our ability to make investments, enter into mergers or acquisitions, dispose of assets, incur additional debt, grant liens, enter into transactions with affiliates, redeem or repurchase our capital stock, repay other debt and pay dividends. There are a number of important limitations and exceptions to these covenants.

  Change of Control Offer

        If a change of control of our company occurs, we must give holders of the senior notes the opportunity to sell us their senior notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest up to the redemption date.

  Events of Default

        The indenture contains customary events of default, including, but not limited to (1) defaults in the payment of principal or interest, (2) defaults in the compliance with the covenants contained in the indenture, (3) cross defaults on debt in excess of $5.0 million, (4) failure to pay more than $5.0 million of judgments that have not been stayed by appeal or otherwise or (5) our bankruptcy or other insolvency events.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

        Upon the closing of this offering, we will have outstanding 19,179,077 shares of common stock based upon our shares outstanding as of December 31, 2003.

        Of these shares, the 6,600,000 shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act.

        The remaining 12,579,077 shares of common stock were issued and sold by us in private transactions, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. However, 12,084,314 of these remaining shares of common stock, representing an aggregate of 96.1% of our outstanding common stock after giving effect to the Conversion of Convertible Securities, are held by officers, directors, and existing securityholders who are subject to lock-up agreements, which are subject to certain customary exceptions, for a period of 180 days after the date of this prospectus under which these holders have agreed not to sell or otherwise dispose of their shares of common stock. Credit Suisse First Boston LLC, as representative of the underwriters may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements.

        As of the date of this prospectus, up to 494,763 of the remaining shares may be eligible for sale in the public market, although 104,152 shares will be subject to certain volume limitations under Rule 144. Beginning 180 days after the date of this prospectus, 12,084,314 of these remaining shares will be eligible for sale in the public market, although all but 2,389,297 shares will be subject to certain volume limitations under Rule 144.

Rule 144

        In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

  •
  1.0% of the number of shares of common stock then outstanding, which will equal approximately 191,791 shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

        Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders, and other factors.

Rule 144(k)

        Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

        As of December 31, 2003, 140,677 shares of our common stock had been issued to some of our management employees in reliance on Rule 701. Subsequent to December 31, 2003, we issued an additional 12,824 shares of our common stock to some of our Cherokee Europe management employees in reliance on Rule 701. No shares of our outstanding common stock had been issued in reliance on Rule 701 as of such date as a result of exercises of stock options.

Registration Rights

        After the closing of this offering, stockholders holding 12,579,077 shares of our common stock have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See "Description of Capital Stock—Stockholders' Agreement."

Options

        In addition to the 19,179,077 shares of common stock outstanding immediately after this offering, as of December 31, 2003, there were outstanding options to purchase 1,081,043 shares of our common stock. Subsequent to December 31, 2003, we granted additional options to purchase 328,320 shares of our common stock. As soon as practicable after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our 2002 Stock Option Plan, 2004 Omnibus Stock Incentive Plan and 2004 Employee Stock Purchase Plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus without the prior written consent from us or our underwriters.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of our common stock by an investor that, for United States federal income tax purposes, is not a "United States person" as defined below (a "Non U.S. Holder"). This summary is based upon United States federal income tax law in effect on the date of this prospectus, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (1) United States federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a United States trade or business, (B) is a nonresident alien individual and such individual is present in the United States for 183 or more days during the taxable year, or (C) owns actually and/or constructively more than 5% of the fair market value of our common stock and (2) state, local, or non-United States tax considerations. This summary assumes that investors will hold our common stock as a "capital asset" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our common stock, including as a result of changes to United States federal income tax law after the date of this prospectus.

        For purposes of this summary, a "United States person" is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation, partnership, or other entity created in, or organized under the law of, the United States or any state or political subdivision thereof, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

        If a partnership holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

Dividends

        Dividends paid to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate subject to reduction or complete exemption under an applicable income tax treaty if the Non-U.S. Holder provides a United States Internal Revenue Service (the "IRS") Form W-8BEN (or a suitable substitute form) certifying that it is entitled to such treaty benefits.

Sale or Other Disposition of Common Stock

        Upon a sale or other disposition of our common stock, a Non-U.S. Holder will generally not be subject to United States federal income tax. We believe we are not and do not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

Information Reporting and Backup Withholding

        In general, backup withholding will not apply to dividends paid to a Non-United States Holder and to proceeds from the disposition of our common stock paid to a Non-U.S. Holder if the holder has provided the required certification that it is a Non-U.S. Holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a United States person. Generally, we must report to the IRS the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. These information reporting requirements apply if no tax was required to be withheld. Any amounts over withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that certain required information is provided to the IRS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated February 19, 2004, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Lehman Brothers Inc., UBS Securities LLC and Stephens Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC	3,135,000
Lehman Brothers Inc.	1,254,000
UBS Securities LLC	1,003,000
Stephens Inc.	878,000
Invemed Associates LLC	66,000
C.L. King & Associates, Inc.	66,000
Piper Jaffray & Co.	66,000
Wells Fargo Securities, LLC	66,000
The Williams Capital Group, L.P.	66,000

Total	6,600,000

        The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock offered in the offering if any are purchased, other than those shares of common stock covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 990,000 additional shares at the initial public offering price less the underwriting discounts and commissions. If the selling stockholders fail to sell any of these shares to cover over-allotments, we have agreed to issue and sell to the underwriters any shares the selling stockholders do not sell. The option may be exercised only to cover any over-allotments in the sale of common stock.

        The underwriters propose to offer the common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.609 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay assuming that the selling stockholders sell all 990,000 shares subject to the over-allotment option. We have agreed to pay certain expenses of the selling stockholders in this offering.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$1.015	$1.015	$6,669,000	$6,669,000
Expenses payable by us	$0.30	$0.26	$2,000,000	$2,000,000
Underwriting Discounts and Commissions paid by the selling stockholders	$—	$1.015	$—	$1,004,850
Expenses payable by the selling stockholders	$—	$—	$—	$—

        The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares being offered.

        We have agreed that we will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose our intention to make any offer, sale, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus.

        Our officers, directors and holders of our common stock and other securities convertible into or exchangeable or exercisable for shares of our common stock representing an aggregate of 96.1% of our outstanding stock after giving effect to the Conversion of Convertible Securities have agreed, subject to certain customary exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Prior to this offering there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors that will be considered in determining the initial public offering price will include:

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  market conditions for initial public offerings;

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  the history and prospects for the industry in which we compete;

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  the ability of our management;

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  the prospects for our future earnings;

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  the present state of our development and our current financial condition;

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  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

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  the general condition of the securities markets at the time of this offering.

        We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

        Some of the underwriters have provided investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        CSFB Cherokee Equity Investors LLC, an affiliate of Credit Suisse First Boston LLC, holds approximately $162,756 principal amount of our second lien notes and warrants to purchase 9,726 shares of our common stock at an exercise price of $0.039 per share, which upon exercise will represent less than 0.5% of our outstanding common stock prior to this offering. Based on the initial public offering price of $14.50 per share, upon the exercise of such warrants, the shares of common stock to be received by CSFB Cherokee Equity Investors LLC have an aggregate value of approximately $0.1 million in excess of the aggregate exercise price of warrants held by such entity. In addition, upon dissolution of CHIP, as described in footnote 4 under "Principal and Selling Stockholders," CSFB Cherokee Equity Investors LLC will receive 22,881 shares of our common stock, which represents approximately 1% of our outstanding common stock prior to this offering. After giving effect to this offering and the application of the proceeds thereof, that entity will receive approximately 0.2% of the net proceeds to us from this offering and will beneficially own less than 0.2% of the outstanding shares of our common stock. CSFB Cherokee Equity Investors LLC acquired the second lien notes and warrants from us as a unit in connection with our November 2002 restructuring.

        The Lehman Brothers Proprietary Account, an affiliate of Lehman Brothers Inc., owns $1,000,000 principal amount of our senior notes and a warrant to purchase 35,036 shares of our common stock at an exercise price of $0.039 per share, which upon exercise will represent less than 0.3% of our outstanding common stock prior to this offering. The Lehman Brothers Proprietary Account acquired the senior notes and warrants from us in connection with our November 2002 restructuring. Based on the initial public offering price of $14.50 per share, upon the exercise of such warrants, the shares of common stock to be received by Lehman Brothers Proprietary Account have an aggregate value of approximately $0.5 million in excess of the aggregate exercise price of warrants held by such entity.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        The shares offered for sale by us under this prospectus will be issued and sold at a price approved by the Pricing Committee of our board of directors, which price must not be less than the per share par value of such shares. If the underwriters exercise their over-allotment option, the selling stockholders are expected to sell to the underwriters shares of common stock that the selling stockholders will receive upon the exercise of warrants to purchase our common stock and the automatic conversion of our senior convertible notes prior to the consummation of this offering in accordance with the terms of the respective securities.

Notice to Investors in the United Kingdom

        In the United Kingdom, the common stock will only be available for purchase pursuant to the offering to a person who represents and agrees that:

  •
  it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and it has not offered or sold, and prior to expiry of a six month period from the closing date of the offering, will not offer or sell any common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000, or FSMA;

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  it is (a) an investment professional, as such term is defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, or the Order; or (b) a person falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Order;

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  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which section 21(1) of the FSMA does not apply to us; and

  •
  it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Investors in the Netherlands

        The common stock may not be offered, sold, transferred, or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, among others, treasuries and finance companies of large enterprises, which trade or invest in securities in the conduct of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the conduct of their profession or trade may not participate in the offering and this prospectus may not be considered an offer or the prospect of an offer to any such individual or entity to sell or exchange our common stock.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us and certain of the selling stockholders by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, and for the underwriters by Latham & Watkins LLP, Los Angeles, California. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented certain of the underwriters, Oaktree and GFI on unrelated matters.

EXPERTS

        The consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting for goodwill and other intangible assets during 2002), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

        Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cherokee International Corporation
Tustin, California

        We have audited the accompanying consolidated balance sheets of Cherokee International Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders' deficit and comprehensive operations, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cherokee International Corporation and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets during 2002 as a result of adopting Statement of Financial Accounting Standards No. 142, "Goodwill And Other Intangible Assets."

/s/  DELOITTE & TOUCHE, LLP

Costa Mesa, California
February 3, 2004, except for paragraph 1 of Note 2 and paragraphs 5, 6, 7 and 8 of Note 11 as to which the date is February 17, 2004.

CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Units and Shares)

	December 31,
	2002	2003	2003
			(pro forma) (unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,504	$4,887	$4,887
Short-term investments	763	91	91
Accounts receivable, net of allowance for doubtful accounts of $174 and $134 at December 31, 2002 and 2003, respectively	16,675	25,579	25,579
Inventories	15,951	24,932	24,932
Prepaid expenses and other current assets	1,032	1,842	1,842

Total current assets	42,925	57,331	57,331
Property and equipment, net	13,350	12,781	12,781
Deposits	541	250	250
Deferred financing costs, net of accumulated amortization of $23 and $298 at December 31, 2002 and 2003, respectively	811	536	536
Goodwill	6,317	6,317	6,317

	$63,944	$77,215	$77,215

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$7,219	$12,854	$12,854
Accrued liabilities	7,173	7,073	7,073
Accrued restructuring costs	—	1,144	1,144
Accrued debt restructuring costs	2,260	—	—
Accrued compensation and benefits	5,016	7,346	7,346
Accrued interest payable	2,273	746	746
Revolving lines of credit	66	6,132	6,132
Current portion of long-term debt payable to third parties	2,050	2,562	2,562
Current portion of capital lease obligations	1,283	848	848

Total current liabilities	27,340	38,705	38,705
Long-term debt payable to third parties, net of current portion	51,495	48,992	48,992
Long-term debt payable to affiliates	102,313	113,901	60,531
Capital lease obligations, net of current portion	765	—	—

Total long-term debt	154,573	162,893	109,523
Other long-term obligations	1,642	5,585	5,585
Commitments (Note 10)
STOCKHOLDERS' DEFICIT:
Preferred stock: $0.01 par value; 50,000,000 shares authorized; none issued and outstanding	—	—	—
Common stock: $0.001 par value; 250,000,000 shares authorized; 2,073,077 and 2,213,754 shares issued and outstanding at December 31, 2002 and 2003, respectively, and 12,497,754 pro forma shares at December 31, 2003 (unaudited)	2	2	8
Paid-in capital	42,720	43,710	97,074
Accumulated deficit	(163,675)	(176,107)	(176,107)
Accumulated other comprehensive income	1,342	2,427	2,427

Net stockholders' deficit	(119,611)	(129,968)	(76,598)

	$63,944	$77,215	$77,215

See notes to consolidated financial statements.

CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Amounts)

	Years Ended December 31,
	2001	2002	2003
Net sales	$121,994	$96,293	$111,943
Cost of sales	91,243	70,598	79,397

Gross profit	30,751	25,695	32,546
Operating Expenses:
Engineering and development	6,707	6,997	8,905
Selling and marketing	3,988	5,171	6,253
General and administrative	6,498	5,982	7,364
Restructuring costs	—	—	4,474
Stock compensation expense	—	—	990
Amortization of goodwill and other related intangibles	3,043	—	—

Total operating expenses	20,236	18,150	27,986

Operating income	10,515	7,545	4,560
Interest expense	(16,470)	(14,801)	(17,028)
Debt restructuring costs	—	(3,204)	—
Other income (expense), net	(270)	(431)	1,187

Loss before income taxes and cumulative effect of a change in accounting principle	(6,225)	(10,891)	(11,281)
Provision for income taxes	268	120	1,151

Net loss before cumulative effect of a change in accounting principle	(6,493)	(11,011)	(12,432)
Cumulative effect of a change in accounting principle: goodwill impairment	—	(34,600)	—

Net loss	$(6,493)	$(45,611)	$(12,432)

Basic and diluted net loss per share			$(5.83)

Weighted average basic and diluted shares outstanding			2,132

Pro forma data (unaudited) (Note 4):
Basic and diluted net loss per share			$(0.48)

Weighted average basic and diluted shares outstanding			12,498

See notes to consolidated financial statements.

CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE OPERATIONS

(In Thousands, Except Units and Shares)

	Class A		Class B		Common Stock				Accumulated Other Comprehensive Income (Loss)
							Paid-In Capital	Accumulated Deficit		Net Stockholders' Deficit	Comprehensive Operations
	Units	Amount	Units	Amount	Shares	Amount
BALANCE, January 31, 2001	89,146	$354	9,239,760	$37,038	—	$—	$5,330	$(111,571)	$(212)	$(69,061)
Components of comprehensive income (loss):
Net loss								(6,493)		(6,493)	$(6,493)
Foreign currency translation									(578)	(578)	(578)

BALANCE, December 31, 2001	89,146	354	9,239,760	37,038	—	—	5,330	(118,064)	(790)	(76,132)	$(7,071)

Components of comprehensive income (loss):
Net loss for period January 1, 2002 to November 27, 2002								(42,200)		(42,200)	$(42,200)
Foreign currency translation for the period January 1, 2002 to November 27, 2002									1,941	1,941	1,941
Recapitalization	(89,146)	(354)	(9,239,760)	(37,038)	2,073,077	2	37,390
Net loss for period November 28, 2002 to December 31, 2002								(3,411)		(3,411)	(3,411)
Foreign currency translation for the period November 28, 2002 to December 31, 2002									191	191	191

BALANCE, December 31, 2002	—	—	—	—	2,073,077	2	42,720	(163,675)	1,342	(119,611)	$(43,479)

Issuance of common stock					140,677		990			990
Components of comprehensive income (loss):
Net loss								(12,432)		(12,432)	$(12,432)
Foreign currency translation									1,085	1,085	1,085

BALANCE, December 31, 2003	—	$—	—	$—	2,213,754	$2	$43,710	$(176,107)	$2,427	$(129,968)	$(11,347)

See notes to consolidated financial statements.

CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Years Ended December 31,
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,493)	$(45,611)	$(12,432)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	6,694	3,445	3,594
Amortization of deferred financing costs	1,020	1,125	311
Stock-based compensation	—	—	990
Pay-in-kind interest converted to debt	—	—	12,099
Gain on sale of land	—	—	(367)
Gain on debt restructuring	—	(2,116)	—
Write off of deferred financing costs	—	2,482	—
Cumulative effect of a change in accounting principle:
Goodwill impairment	—	34,600	—
Deferred income taxes	56	316	—
Other, net	—	—	(19)
Net change in operating assets and liabilities:
Accounts receivable, net	14,428	2,628	(7,249)
Inventories, net	14,150	6,896	(7,936)
Prepaid expenses and other current assets	(495)	151	(681)
Deposits	(97)	(183)	291
Accounts payable	(12,571)	(1,680)	4,624
Accrued liabilities and restructuring	2,152	3,267	(1,718)
Accrued compensation and benefits	(1,362)	(642)	1,592
Accrued interest payable	(492)	58	(1,527)
Other long-term liabilities	19	425	3,623

Net cash provided by (used in) operating activities	17,009	5,161	(4,805)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(1,745)	(1,027)	(1,962)
Net sales (purchases) of short-term investments	(255)	392	672
Proceeds from sale of land	—	—	516

Net cash used in investing activities	(2,000)	(635)	(774)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving lines of credit	23,908	8,003	70,638
Payments on revolving lines of credit	(27,111)	(21,596)	(64,572)
Payments on obligations under capital leases	(1,075)	(1,216)	(1,363)
Payments on long-term debt	(6,416)	(28,317)	(2,537)
Borrowings on long-term debt	—	44,490	—
Deferred financing costs	(384)	(834)	—
Equity distribution	(2,119)	—	—

Net cash provided by (used in) financing activities	(13,197)	530	2,166

Cash effect of exchange rate changes	(73)	856	(204)
Net increase (decrease) in cash and cash equivalents	1,739	5,912	(3,617)
Cash and cash equivalents, beginning of period	853	2,592	8,504

Cash and cash equivalents, end of period	$2,592	$8,504	$4,887

SUPPLEMENTAL INFORMATION
Cash paid during the year for interest	$15,944	$13,617	$3,433

See notes to consolidated financial statements.

CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

1.    ORGANIZATION

        Cherokee International Corporation reorganized from a California limited liability company and consummated a debt restructuring (the "Restructuring") through a series of transactions collectively referred to as the "Transactions" in November 2002. On November 26, 2002, Cherokee International, LLC, a California limited liability company (the "LLC"), merged with and into Cherokee International Corporation, a Delaware Corporation (the "Company"), with the Company as the surviving entity pursuant to the Agreement and Plan of Merger ("Merger Agreement"). References herein to "Cherokee" and "the Company" refer to Cherokee International, LLC and its consolidated subsidiaries prior to the reorganization and Cherokee International Corporation and its consolidated subsidiaries after the reorganization, and all references to common stock for periods before the reorganization mean our then-issued and outstanding membership interests. As a result of the Transactions, the former unit holders of the LLC became stockholders of the Company, with each of them receiving a number of shares based on their percentage ownership in the LLC. Prior to this exchange, the Company had no operating assets or liabilities and had not yet conducted any operations. On November 27, 2002, as part of the Transactions, the Company amended its previous credit facility, issued $41.0 million of Second Lien Notes, and completed an exchange offer with respect to $100.0 million of Senior Subordinated Notes (Note 6).

  Financial Condition

        As shown in the consolidated financial statements, the Company has a stockholders' deficit of $130.0 million at December 31, 2003 and incurred a net loss of $45.6 million and $12.4 million for the years ended December 31, 2002 and 2003, which for 2002 includes the cumulative effect of a change in accounting principle for goodwill impairment of $34.6 million and a special charge for debt restructuring costs of $3.2 million. The Company used $4.8 million of cash in operations for the year ended December 31, 2003. During 2001, 2002 and the first quarter of 2003, the Company experienced lower customer demand as a result of unfavorable economic conditions and reduced capital spending, particularly in the information technology and communications equipment industries, which contributed to the negative trends noted above. If the unfavorable economic conditions continue, the Company's financial condition and operating results could be adversely affected. In connection with the Transactions in November 2002, the Company amended its previous credit facility and entered into new Credit Facilities (as defined in Note 6), issued $41.0 million of Second Lien Notes, and completed an exchange offer with respect to $100.0 million of its Senior Subordinated Notes. As a result of the Restructuring, the Company significantly reduced its cash debt service requirements for 2003 and 2004 and substantially improved its working capital and liquidity. In addition to the improved liquidity, the Company has experienced certain favorable trends in its operations during 2003. Net sales and gross profit for the year ended December 31, 2003 increased by 16.3% and 26.7%, respectively, over 2002 primarily due to new design wins with new customers. Further, the Company has taken actions to reduce the cost structure of Cherokee Europe by implementing an operational restructuring plan which became effective during the third quarter of 2003. Although the Company experienced a decrease in operating income for the year ended December 31, 2003 compared to 2002, net sales, gross profit and operating income for the third and fourth quarters in 2003 increased significantly from earlier quarters in 2003 and 2002 (unaudited). Considering these factors, management believes that it has sufficient cash and available borrowing under its revolving credit lines to meet the Company's operating and capital requirements for at least the next twelve months.

2.    GENERAL

  Stock Split

        In connection with a proposed public offering of the Company's common stock, on January 5, 2004, the Company's Board of Directors approved a 1 for 3.9 reverse stock split of the Company's common stock, which was effected on February 17, 2004. All share, per share and conversion amounts relating to common stock, Class A units, Class B units, warrants and stock options included in the accompanying consolidated financial statements and footnotes have been restated to reflect the reverse stock split for all periods presented.

  Line of Business

        The Company is a designer and manufacturer of power supplies for original equipment manufacturers ("OEMs") in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets primarily in the United States and Europe.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

  Principles of Consolidation

        The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Cherokee Europe and related entities, Cherokee Electronica, S.A. DE C.V. (Electronica), Cherokee India Pvt. Ltd. (India), and Powertel India Pvt. Ltd. (Powertel). Intercompany accounts and transactions have been eliminated.

  Fiscal Year

        The Company's fiscal years 2001, 2002 and 2003 ended on December 30, 2001, December 29, 2002, and December 28, 2003, respectively. For convenience, the accompanying consolidated financial statements have been shown as ending on the last day of the calendar month.

  Translation of Foreign Currencies

        Foreign subsidiary assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the average exchange rate during the year. Transaction gains and losses are included in results of operations and have not been significant for the periods presented. The functional currency of Cherokee Europe is the Euro. The functional currency of Electronica, Powertel and India is the U.S. dollar as the majority of transactions are denominated in U.S. dollars. Translation adjustments related to Cherokee Europe are reflected in other comprehensive operations.

  Cash and Cash Equivalents

        For presentation purposes in the consolidated financial statements, all highly liquid debt instruments purchased with an original maturity date of three months or less are considered to be cash equivalents.

  Short-Term Investments

        Short-term investments, which approximate fair value, consist principally of bank certificates of deposit with original maturity dates of approximately 3-12 months.

  Inventories

        Inventories are valued at the lower of cost (first-in, first-out) or market. Inventory costs include the cost of material, labor, and manufacturing overhead and consist of the following (in thousands):

	December 31,
	2002	2003
Raw material	$11,716	$16,244
Work-in-process	2,575	4,662
Finished goods	1,660	4,026

	$15,951	$24,932

  Property and Equipment

        Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	5-20 years
Machinery and equipment	5-10 years
Dies, jigs and fixtures	3 years
Office equipment and furniture	3-5 years
Automobiles and trucks	5 years
Leasehold improvements	Lesser of 5 years or life of lease

  Deferred Financing Costs

        The Company capitalizes costs directly related to financing agreements and certain qualified debt restructuring costs, and amortizes these costs over the terms of the related debt.

  Goodwill

        In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. The Company adopted SFAS No. 141 in 2001 and there was no material impact on the consolidated financial statements as a result of the adoption. The Company adopted SFAS No. 142 effective January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually as of

September 30 or more frequently when events or circumstances indicate that their carrying value may be impaired. The adoption of SFAS No. 142 resulted in reduced amortization expense of approximately $3.0 million for the year ended December 31, 2002 compared to the year ended December 31, 2001.

        In compliance with the requirements of SFAS No. 142, the Company has determined that its reporting units consist of its operating segments, which are the United States, Mexico, and India operations of Cherokee North America and Cherokee Europe. All goodwill has been assigned to the Cherokee Europe reporting unit. The Company completed its transitional impairment test as of January 1, 2002. In performing the transitional impairment test, management considered a number of factors, including an independent valuation utilizing discounted cash flow and industry market multiple valuation methodologies, and concluded that the carrying value of the Cherokee Europe reporting unit exceeded its fair value. Based on the above, which were impacted by unfavorable economic conditions and reduced capital spending, particularly in the information technology and communications equipment industries in which Cherokee Europe operates, macroeconomic factors particular to Europe and unfavorable global economic conditions, the Company concluded that goodwill in the amount of $34.6 million was impaired. Accordingly, the Company recorded a non-cash charge of $34.6 million to reduce the carrying value of its goodwill. Such impairment charge is reflected as the cumulative effect of a change in accounting principle as of January 1, 2002 in the accompanying Consolidated Statements of Operations. Based on management's assessment of improving conditions in the European marketplace and an independent valuation, there were no events or circumstances for the year ended December 31, 2003 that indicated additional impairment, and no further impairment was recorded.

        The changes in carrying amount of goodwill for the years ended December 31, 2001, 2002 and 2003 are as follows (in thousands):

Balance as of January 1, 2001	$43,956
Amortization expense	(3,039)

Balance as of December 31, 2001	40,917
Impairment loss	(34,600)

Balance as of December 31, 2002 and 2003	$6,317

        Summarized below is the effect on net income (loss), if the Company had followed the nonamortization provisions of SFAS No. 142 for all periods presented (in thousands):

	Years Ended December 31,
	2001	2002	2003
Net loss as reported	$(6,493)	$(45,611)	$(12,432)
Goodwill amortization	3,039	—	—

Adjusted net loss	$(3,454)	$(45,611)	$(12,432)

  Long-Lived Assets

        Effective January 1, 2002 the Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, long-lived assets to be held are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable. There was no impairment of the value of such assets for the years ended December 31, 2001, 2002 and 2003.

  Fair Value of Financial Instruments

        The amounts recorded for accounts receivable, accounts payable and accrued expenses approximate their fair values based on their short-term nature. The amounts recorded for long-term debt, borrowings under revolving lines of credit and capital lease obligations approximate fair value, as interest is tied to or approximates market rates.

  Income Taxes

        Prior to the Restructuring, the Company was a limited liability company under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of a limited liability company are payable by the Company's individual members. Accordingly, no provision for federal income taxes was provided in the accompanying financial statements relating to the periods prior to the reorganization. Provisions for California franchise tax and fees are not significant for any period presented. The Company's operations in Mexico, India and Belgium are subject to income taxes on earnings generated in those countries.

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting and their tax basis, and carry-forwards to the extent they are realizable. A deferred tax provision or benefit results from the net change in deferred tax assets and liabilities during the year. A deferred tax asset valuation allowance is recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

  Revenue Recognition

        Revenues from product sales are recognized upon passage of title and shipment of products to customers, in accordance with the shipping terms specified in the arrangement with the customer (i.e. FOB shipping point).

        The Company has entered into consignment arrangements with certain customers whereby products are delivered to a third party location and customers take delivery of these products within a specified time period. Revenues from consignment sales are recognized upon delivery of the products to the customer and when title has passed. The Company offers a one year warranty for defective products. Warranty charges have been insignificant during the periods presented.

  Credit Risk

        The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for estimated credit losses.

  Stock-Based Compensation

        The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for its employee stock or unit-based compensation plan using the intrinsic value method under APB Opinion No. 25 and provides the expanded disclosures specified in SFAS No. 123, as amended by SFAS No. 148.

        The table below summarizes a reconciliation between net loss as reported and pro forma net loss had compensation cost been determined using the provisions of SFAS No. 123 (in thousands) for the years ended December 31, 2001 and 2002.

	Years Ended December 31,
	2001	2002
Net loss as reported	$(6,493)	$(45,611)
Stock-based employee compensation included in net loss, net of tax	—	—
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	720	426

Net loss—pro forma under FAS No. 123	$(7,213)	$(46,037)

        The table below summarizes a reconciliation between unaudited pro forma net loss and net loss per share (including the pro forma adjustments related to interest expense net of tax as described in Note 4) and unaudited pro forma net loss and net loss per share had compensation cost been determined using the provisions of SFAS No. 123 (in thousands).

Year Ended December 31, 2003
Net loss as reported	$(12,432)
Stock-based employee compensation included in net loss, net of tax	—
Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	161

Net loss—pro forma under SFAS No. 123	(12,593)
Unaudited pro forma adjustments related to interest expense (Note 4)	6,404

Unaudited pro forma net loss under SFAS No. 123	$(6,189)

Unaudited pro forma basic and diluted net loss per share under SFAS No. 123	$(0.50)

Unaudited pro forma basic and diluted net loss per share as reported	$(0.48)

Basic and diluted net loss per share, as reported	$(5.83)

        For purposes of estimating the compensation cost of the Company's option grants in accordance with SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants during the year ended December 31, 2001: expected volatility of zero; risk-free interest rate of 5%; no dividends; and expected lives of five years. No options were granted for the year ending December 31, 2002. For the year ended December 31, 2003 the weighted average assumptions used for grants were expected volatility of zero; risk-free interest rate of 2.73%; no dividends; and expected lives of five years.

  Segment Information

        The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 established standards for reporting information about operating segments in financial reports issued to stockholders. It also established standards for related disclosures about products and services, geographic areas and major customers. The Company is a designer and manufacturer of power supplies for OEMs in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets. Operating segments are defined as components of the Company's business for which separate financial information is available that is evaluated by the Company's chief operating decision maker (its CEO) in deciding how to allocate resources and assessing performance. The Company's operating segments consist of the United States, Mexico, and India operations of Cherokee North America and Cherokee Europe. These operating segments have been aggregated into a single reporting segment based on their similar economic characteristics and common operating characteristics, including comparable gross profit margins and common products, production processes, customers, distribution channels and regulatory requirements.

  Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

  Reclassifications

        Certain items in the prior period consolidated financial statements have been reclassified to conform to the current period presentation.

  Recent Accounting Pronouncements

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in EITF 94-9 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Company adopted the provisions of SFAS No. 146 for exit and disposal activities initiated after December 31, 2002.

        In November 2002, the FASB issued Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FIN 34, "Disclosure of

Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 while the disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a material impact on the Company's consolidated results of operations or financial position.

        In December 2002, the FASB Issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's consolidated results of operations or financial position.

        In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. With respect to variable interest entities created before January 31, 2003, in December 2003 the FASB issued FIN 46R which, among other things, revised the implementation date to first fiscal years or interim periods ending after March 15, 2004, with the exception of Special Purpose Entities ("SPE"). The consolidated requirements apply to all SPE's in the first fiscal year or interim period ending after December 15, 2003. As the Company has determined that it does not have any SPE's to which these interpretations apply, the Company will adopt FIN 46R in the first quarter of 2004. The Company does not believe that the adoption of FIN 46R will have a material impact on its consolidated financial statements.

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity and requires an issuer to classify the following instruments as liabilities in its balance sheet:

  •
  a financial instrument issued in the form of shares that is mandatorily redeemable and embodies an unconditional obligation that requires the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur;

  •
  a financial instrument, other than an outstanding share, that embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and requires the issuer to settle the obligation by transferring assets; and

  •
  a financial instrument that embodies an unconditional obligation that the issuer must settle by issuing a variable number of its equity shares if the monetary value of the obligation is based solely or predominantly on (1) a fixed monetary amount, (2) variations in something other than the fair value of the issuer's equity shares, or (3) variations inversely related to changes in the fair value of the issuer's equity shares.

        In November 2003, the FASB issued FASB Staff Position (FSP) No. 150-3 which deferred the effective dates for applying certain provisions of SFAS No. 150 related to mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests for public and nonpublic entities.

        For public entities, SFAS No. 150 is effective for mandatorily redeemable financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003.

        For mandatorily redeemable noncontrolling interests that would not have to be classified as liabilities by a subsidiary under the exception in paragraph 9 of SFAS No. 150, but would be classified as liabilities by the parent, the classification and measurement provisions of SFAS No. 150 are deferred indefinitely. For other mandatorily redeemable noncontrolling interests that were issued before November 5, 2003, the measurements provisions of SFAS No. 150 are deferred indefinitely. For those instruments, the measurement guidance for redeemable shares and noncontrolling interests in other literature shall apply during the deferral period.

        SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in accounting principle. The Company does not believe that the adoption of SFAS No. 150 will have a material impact on its consolidated financial statements.

4.    UNAUDITED PRO FORMA INFORMATION

        The unaudited pro forma consolidated balance sheet information at December 31, 2003 reflects the automatic conversion of all of the outstanding Convertible Notes (Note 6) as of December 31, 2003 into shares of common stock immediately prior to the closing of the initial public offering of the Company's common stock and the assumed exercise of all warrants outstanding as of December 31, 2003 into shares of common stock that are excercisable for $0.039 per share and expire if not exercised prior to the closing of the initial public offering of the Company's common stock. As a result, the Company expects all of these warrants to be exercised.

        The unaudited pro forma net loss per share has been presented to show the effects of the automatic conversion of all $53.4 million of the outstanding convertible notes and assumed exercise of all warrants outstanding as of December 31, 2003 into shares of common stock immediately prior to the closing of the initial public offering of the Company's common stock as if they had been converted on January 1, 2003. The pro forma net loss includes a reduction in interest expense for the Convertible Notes of $6.4 million for the year ended December 31, 2003. Weighted average shares used to calculate pro forma basic and diluted loss per share for the year ended December 31, 2003 was 12.5 million comprised of the following:

Year Ended December 31, 2003
Historical weighted shares outstanding	2,132,431
Assumed exercise of warrants	4,081,527
Assumed conversion of Convertible Notes	6,283,796

12,497,754

5.    PROPERTY AND EQUIPMENT

        Property and equipment consist of the following (in thousands):

	December 31,
	2002	2003
Land	$1,498	$1,806
Building and improvements	4,648	5,525
Machinery and equipment	17,455	18,739
Dies, jigs and fixtures	427	448
Office equipment and furniture	1,845	2,139
Automobiles and trucks	192	192
Leasehold improvements	3,998	4,364
Construction in progress	219	29

	30,282	33,242
Less accumulated depreciation and amortization	(16,932)	(20,461)

	$13,350	$12,781

        Included in property and equipment are assets under capital leases of $5.2 million and $5.5 million as of December 31, 2002 and 2003, respectively. Accumulated amortization of assets under capital leases was $3.4 million and $4.8 million as of December 31, 2002 and 2003, respectively.

6.    DEBT

        Long-term debt consists of the following at (in thousands):

	December 31,
	2002	2003
Term loans, Term A bearing interest at LIBOR plus 4.25% and Term B at LIBOR plus 4.75% (5.49% to 5.91% as of December 31, 2003). Aggregate quarterly principal amounts due of $512,500, remaining unpaid principal and interest due November 30, 2005	$15,000	$12,463
Second Lien Notes	40,958	46,652
Senior Notes	46,630	46,630
Convertible Notes	53,370	59,774

	155,958	165,519
Less debt discount	(100)	(64)

Total long-term debt, net of debt discount	155,858	165,455
Less current portion	(2,050)	(2,562)

Total long-term debt	$153,808	$162,893

        Presented below are the debt obligation classifications as presented in the consolidated balance sheet (in thousands):

	December 31,
	2002	2003
Long-term debt payable to third parties:
Current	$2,050	$2,562
Non-current	51,495	48,992
Long-term debt payable to affiliates:
Current	—
Non-current	102,313	113,901

Total long-term debt, net of debt discount	$155,858	$165,455

        As of December 31, 2003, maturities of long-term debt are as follows (in thousands):

Year ending December 31:
2004	$2,562
2005	9,901
2006	46,652
2007	—
2008	106,404

$165,519

        In November 2002, we consummated the Transactions, resulting in the restructuring of our capital structure.

        As part of the Transactions, the Company entered into two senior credit facilities: (i) the amendment and restatement of the previous credit facility, and (ii) new senior credit facilities, both on November 27, 2002 (together, the "Credit Facilities"). The Credit Facilities consist of four term loans with two senior lenders in an aggregate principal amount of $15.0 million and a revolving credit facility with one of the senior lenders (the "Revolver") with a commitment equal to the lesser of (i) $7.6 million and (ii) a borrowing base equal to 85% of our eligible accounts receivable plus 50% of our eligible inventories. The Revolver had additional borrowing availability of $1.5 million at December 31, 2003. The Credit Facilities mature on November 30, 2005. The two Term A loans, in an aggregate principal amount of $12.0 million, bear interest at an annual rate of LIBOR plus 4.25% (5.49% at December 31, 2003) and are payable in quarterly installments of, in the aggregate, $500,000, with the balance due at maturity. The two Term B loans, in an aggregate principal amount of $3.0 million, bear interest at an annual rate of LIBOR plus 4.75% (5.91% at December 31, 2003) and are payable in quarterly installments of, in the aggregate, $12,500, with the balance due at maturity. Revolver borrowings bear interest at an annual rate of either LIBOR plus 4.0% or Prime plus 2.75% (6.75% at December 31, 2003) and are subject to an unused commitment fee. The Credit Facilities are secured by a first-priority lien on substantially all of the Company's domestic assets, the pledge of 65% of the equity of certain of its foreign subsidiaries, and a pledge of the Company's stock owned by its affiliates. The two Credit Facilities each have agreements which contain identical restrictive financial covenants requiring the Company to, among other things, maintain minimum levels of Fixed Charges and Total Interest Coverage, and a maximum level of Senior Indebtedness to EBITDA Ratio (all as defined). As of December 31, 2003, loans to the Company under the Credit Facilities by the lender under the new credit facility (the "GSC Lender") consist of one Term A loan in an aggregate principal amount of $6.1 million and one Term B loan in an aggregate principal amount of $1.8 million. Affiliates of GSCP (NJ), Inc. ("GSC") could be deemed to beneficially own up to 31.7% of the Company's common stock on a fully diluted basis. Although affiliates of GSC also act as collateral monitoring agent to the GSC Lender and collectively own significant preferred equity interests but no voting equity interests in the GSC Lender, the Company has not classified any of the amounts outstanding under the new Credit Facilities debt as payable to GSC or any GSC affiliates.

        As part of the Transactions, on November 27, 2002, the Company issued $41.0 million of Second Lien Promissory Notes (the "Second Lien Notes"). The Second Lien Notes mature on February 28, 2006. The Second Lien Notes bear interest at an annual rate of 14.5%, payable in kind with interest added to the Second Lien Notes on May 1 and November 1 of each year, commencing on May 1, 2003, through November 27, 2004, at which time interest is payable in cash at an annual rate of 12.5%, or in certain circumstances, in kind at the annual rate of 14.5%. On May 1 and November 1, 2003, accrued interest related to the Second Lien Notes in the aggregate amount of $5.7 million was added to the balance of the Second Lien Notes. Accrued interest related to the Second Lien Notes of $1.2 million is included in other long-term liabilities in the acccompanying balance sheet as of December 31, 2003. The Second Lien Notes are secured by a second-priority lien on substantially all of the Company's domestic assets, the pledge of 65% of the equity of certain of its foreign subsidiaries, and a pledge of the Company's stock owned by its affiliates. As of December 31, 2003, $43.7 million of the outstanding amounts under the Second Lien Notes was held by certain of the Company's affiliates and, accordingly, we have classified such amount as indebtedness payable to affiliates. Affiliates of Oaktree Capital Management, LLC ("Oaktree"), GFI Energy Ventures LLC ("GFI") and GSC held 93.7% of the Second Lien Notes. On a fully diluted basis, as of December 31, 2003, affiliates of Oaktree beneficially owned approximately 44.5% of the Company's common stock, affiliates of GFI beneficially owned approximately 14.3% of the Company's common stock, and affiliates of GSC beneficially owned approximately 31.7% of the Company's common stock. In addition, these affiliates have certain contractual rights to designate representatives to the Company's Board of Directors.

        In connection with the issuance of the Second Lien Notes, the Company issued the purchasers thereunder warrants to purchase up to an aggregate of 2,447,813 shares of the Company's common stock at an exercise price of $0.039 per share. The warrants are detachable and are evidenced by a separate agreement with each purchaser of the Second Lien Notes. The warrants may be exercised in whole or in part at any time during the period of November 27, 2002 until the earlier of a Public Equity Offering (as defined in the warrant agreement) or November 1, 2008. The fair value of the warrants on November 27, 2002, date of issuance, was equal to or less than the exercise price of $0.039 per share based on management's determination that the enterprise value of the Company was less than the carrying value of the Company's debt. Accordingly, the Company has not ascribed any amounts to discount the Second Lien Notes. Furthermore, the Second Lien Note holders have no rights to put unexercised or future exercised warrants to the Company.

        As part of the Transactions, on November 27, 2002, the Company exchanged all of the outstanding $100 million aggregate principal amount of its 10 1/2% Senior Subordinated Notes due 2009 for (i) $53.4 million of its 12% Pay-In-Kind Senior Convertible Notes due 2008 ("Convertible Notes"), and (ii) $46.6 million of its 5 1/4% Senior Notes due 2008 (the "Senior Notes") and warrants to purchase shares of the Company's common stock.

        The Convertible Notes mature on November 1, 2008. Interest is payable at the Company's option in cash or by increasing the principal amount of such notes in an amount equal to the interest then due thereon. Amounts added to principal in respect of interest payments are not convertible into shares of the Company's common stock. Interest on the Convertible Notes is payable on November 1 of each year, commencing on November 1, 2003. On November 1, 2003, accrued interest related to the Convertible Notes in the amount of $6.4 million was added to the balance of the Convertible Notes. Accrued interest related to the Convertible Notes of $1.2 million is included in other long-term liabilities in the accompanying balance sheet as of December 31, 2003. The Convertible Notes are secured by a fourth-priority lien on substantially all of the Company's domestic assets and by the pledge of 65% of the equity of certain of its foreign subsidiaries. Upon the affirmative vote of the holders of not less than a majority in aggregate outstanding principal amount of Convertible Notes or completion of a public equity offering, all outstanding Convertible Notes will automatically be converted into shares of the Company common stock, with each $1,000 of principal being initially convertible into 117.74 shares. The fair value of the common stock issuable under the conversion feature embedded in each $1,000 convertible note is equal to or less than the conversion price per share on November 27, 2002, the date of issuance based on management's determination that the enterprise value of the Company was less than the carrying value of the Company's debt. Accordingly, the Company has not ascribed any amounts to the conversion features. As of December 31, 2003, affiliates of Oaktree, GFI and GSC held approximately $48.1 million, or 80.5%, of the Convertible Notes, and, accordingly, the Company has classified such amount as indebtedness payable to affiliates.

        The Senior Notes also mature on November 1, 2008. Interest is payable on the Senior Notes on May 1 and November 1 of each year, commencing on May 1, 2003. The Senior Notes are secured by a third-priority lien on substantially all of the Company's domestic assets and by a pledge of 65% of the equity of certain of its foreign subsidiaries. As of December 31, 2003, affiliates of GSC held approximately $22.1 million, or 47.5%, of the Senior Notes, and, accordingly, the Company has classified such amount as indebtedness payable to affiliates. Each $1,000 principal amount of Senior Notes was issued with a detachable warrant, evidenced by a separate agreement, entitling the holder to purchase 35.04 shares (1,633,714 warrant shares) of the Company's common stock at an exercise price of $0.039 per share. The warrants may be exercised in whole or in part at any time during the period of November 27, 2002 until the earlier of a Public Equity Offering or November 1, 2008. The fair value of the Company's common stock on November 27, 2002, the date of warrant issuance, was equal to or less than the exercise price of $0.039 per share based on management's determination that the enterprise value of the Company was less than the carrying value of the Company's debt. Accordingly, the Company has not ascribed any amounts to discount the Senior Notes. Furthermore, the Senior Note holders have no rights to put unexercised or future exercised warrants to the Company.

        Cherokee Europe maintains a working capital line of credit of approximately $3.5 million with a Belgian bank, BBL, which is denominated in Euros, collateralized by a pledge in first and second rank over a specific amount of business assets, and requires Cherokee Europe to maintain a certain specific minimum solvency ratio. As of December 31, 2003, Cherokee Europe had no outstanding borrowings under this line of credit and was in compliance with all loan covenants.

        As set forth in the principal agreements governing the Credit Facilities and the Second Lien Notes, the Company is required to comply with certain financial covenants. These covenants include Minimum Fixed Charge Coverage, Minimum Total Interest Coverage, and Maximum Senior Indebtedness to EBITDA Ratio, all as defined. As of March 31, 2003, the Company was not in compliance with certain of the financial covenants set forth in the principal agreements governing the Credit Facilities and the Second Lien Notes. To facilitate its obligation to fund its scheduled interest payment to the holders of the 5 1/4% Senior Notes, the Company requested that the lenders under the Credit Facilities and the requisite holders under the Second Lien Notes waive such non-compliance for the fiscal quarter ended March 31, 2003. As of April 30, 2003, non-compliance with such financial covenants at March 31, 2003 was waived by the lenders and the interest payment on the 5 1/4% Senior Notes was made when due. As of June 30, 2003, the principal agreements governing the Credit Facilities and Second Lien Notes were amended. As of December 31, 2003, the Company was in compliance with all restrictive financial covenants of the amended Credit Facilities and Second Lien Notes. Based on the Company's present expectations, the Company anticipates that it will be in compliance with the above amended financial covenants under its Credit Facilities and Second Lien Notes for the next twelve months.

7.    OTHER LONG-TERM LIABILITIES

        Other long-term liabilities consist of the following (in thousands):

	December 31,
	2002	2003
Long-term portion of restructuring cost liabilities	$—	$1,670
Long service award liabilities	1,642	1,515
Interest payable related to the Second Lien Notes and Convertible Notes	—	2,400

	$1,642	$5,585

8.    DEBT RESTRUCTURING COSTS

        During the year ended December 31, 2002, the Company recorded debt restructuring costs of approximately $3.2 million. This amount is comprised of the following (i) the write off of previously capitalized financing costs of $2.5 million as a result of the Transactions in November 2002 and (ii) costs of $2.8 million incurred in restructuring the Company's debt as part of the Transactions that did not qualify to be capitalized. These amounts were partially offset by approximately $2.1 million of a gain on the debt restructuring.

9.    CHEROKEE EUROPE RESTRUCTURING

        In June, 2003, the Company received approval for a restructuring plan (the "European Restructuring") of its operations in Europe from the Workers Union and the appropriate governmental authorities in Belgium. The European Restructuring involves the elimination of a number of operational and administrative positions at the Cherokee Europe facility in Belgium due to unfavorable economic conditions in that market. As part of the restructuring plan, the Company terminated 61 employees. As of September 30, 2003 all of these terminations have been completed. Pursuant to the European Restructuring, the Company completed the restructuring activities by September 30, 2003 and recorded a restructuring charge of $4.5 million in operating expenses in the statement of operations during the year ended December 31, 2003. The European Restructuring costs are comprised entirely of one-time termination benefits to be paid through 2010. The Company has paid $1.7 million through December 31, 2003 under the European Restructuring.

        A reconciliation of the European Restructuring accrual for the period January 1, 2003 through December 31, 2003 is as follows (in thousands):

Balance as of January 1, 2003	$—
Restructuring costs recognized	4,474
Payments	(1,660)

Balance as of December 31, 2003	2,814
Less current portion	(1,144)

Due after one year	$1,670

10.    COMMITMENTS

        The Company leases certain of its manufacturing facilities under non-cancelable operating leases through 2009. One of the manufacturing facilities is leased from an entity controlled by one current director and one former director of the Company. Rental expense for the years ended December 31, 2001, 2002 and 2003 totaled approximately $1.8 million, $1.2 million and $1.4 million ($1.0 million, $1.0 million and $1.0 million to a related entity), respectively.

        The Company has four capital lease contracts, bearing interest ranging from 5.60% to 8.03%. The total monthly principal and interest payments related to these capital leases are approximately $107,000. The capital leases expire by December 31, 2004.

        A summary of lease commitments as of December 31, 2003 is as follows (in thousands):

	Capital Leases	Operating Leases
Year ending December 31:
2004	$876	$1,345
2005	—	1,128
2006	—	1,128
2007	—	1,128
2008	—	1,085
Thereafter	—	542

Total minimum lease payments	876	$6,356

Less amount representing interest	28

Present value of future minimum lease payments (current)	$848

As of December 31, 2003, total future minimum payments for operating leases aggregated $6.4 million of which $6.0 million is payable to a related entity.

  Guarantees and Indemnities

        The Company has agreed to indemnify the former owners of ITS, a company acquired by the Company, for product liability, environmental hazard and employment practice claims relating solely to post-acquisition business. The Company also indemnifies its directors and officers to the maximum extent permitted under the laws of the State of Delaware, and various lessors in connection with facility leases for certain claims arising from such facility or lease. The maximum amount of potential future payments under such indemnifications is not determinable. Other than obligations to indemnify directors and officers, no such guarantees or indemnities have been issued during 2003. The Company generally warrants its products for a period ranging up to a year from the date of acceptance of the product by its customers. Warranty costs have historically been minimal.

11.    STOCKHOLDERS' EQUITY (DEFICIT)

  Capitalization

        Prior to the Transactions, the Company's capitalization consisted of Class A and Class B units. Class A units were entitled to one vote per unit and Class B Units were not entitled to vote.

        In November 2002, the Company completed the Transactions (Note 1) and issued 2,073,077 common shares in exchange for 89,146 Class A units and 9,239,760 Class B units utilizing an exchange ratio of .866666 shares of common stock for each Class A or B unit. Common shares are voting, fully paid, nonassessable and are stated at a par value of $0.001 per share.

        In July 2003, the Company issued 140,677 shares of common stock to management, with an estimated fair value of $5.85 per share as of the date of issuance, for services rendered. In addition, the Company intends to issue 12,824 shares of common stock, with an estimated fair value of $13.00 per share as of the expected issuance date, to the management of Cherokee Europe for achieving specified financial performance targets during the second half of 2003. As a result, the Company has recorded stock-based compensation of $990,000, representing the estimated fair value of these shares.

  2002 Stock Option Plan

        In July 2003, the Company adopted the Cherokee International Corporation 2002 Stock Option Plan ("the 2002 Stock Option Plan") under which up to 1,410,256 shares of the Company's common stock may be issued pursuant to the grant of non-qualified stock options to the directors, officers, employees, consultants and advisors of the Company and its subsidiaries. In connection with the adoption of the 2002 Stock Option Plan, the company granted 1,087,454 stock options thereunder. The options typically vest over a four-year period, have a 10 year contractual life and range in exercise price from $5.85 to $10.34 per share and were granted with exercise prices at or above fair value as determined by Cherokee's Board of Directors based on income and market valuation methodologies. The 2002 Stock Option Plan replaces the 1999 Unit Option Plan that was terminated in connection with the Transactions in 2002.

  2004 Employee Stock Purchase Plan

        On February 16, 2004, the Company adopted the 2004 Employee Stock Purchase Plan (the "ESPP"). The ESPP provides that a total of 400,000 shares of Common Stock are reserved for issuance under the plan, plus an annual increase to be added on the first day of the Company's fiscal year (beginning 2005) equal to the lesser of (i) 250,000 shares or (ii) 1% of the number of outstanding shares on the last day of the immediately preceding fiscal year. The ESPP, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, is implemented utilizing six-month offerings with purchases occurring at six-month intervals, with a new offering period commencing on the first trading day on or after May 15 (beginning in the year 2005) and November 15 (beginning in the year 2004) and ending on the last trading day on or before November 14 or May 14, respectively. The ESPP administration is overseen by the Board of Directors.

        Employees are eligible to participate if they are employed for at least 20 hours per week and more than 5 months in a calendar year by the Company, subject to certain restrictions as defined. The ESPP permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. The price of Common Stock purchased under the ESPP will be 85% of the lower of the fair market value of the Common Stock at the beginning of each six-month offering period or on the applicable purchase date. Employees may end their participation in an offering at any time during the offering period, and participation ends automatically upon termination of employment. The Board may at any time amend or terminate the ESPP, except that no such amendment or termination may adversely affect shares previously granted under the ESPP. The ESPP shall be effective upon the consummation of an initial public offering.

  2004 Omnibus Stock Incentive Plan

        On February 16, 2004, the Company adopted the 2004 Omnibus Stock Incentive Plan (the "2004 Plan"). The 2004 Plan provides that a total of 800,000 shares of the Company's Common Stock are reserved for issuance under the 2004 Plan, plus an annual increase to be added on the first day of the Company's fiscal year (beginning 2005) equal to the lesser of (i) 450,000 shares or (ii) 2% of the number of outstanding shares on the last day of the immediately preceding fiscal year. Any officer, director, employee, consultant or advisor of the Company is eligible to participate in the 2004 Plan. The 2004 Plan provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, restricted stock, deferred stock, and performance shares. The 2004 Plan shall be effective upon the consummation of an initial public offering.

  Deferred Compensation Plans

        On February 16, 2004, the Company adopted two executive deferred compensation plans for the benefit of certain designated employees and non-employee directors of the Company. The plans allow participating employees and non-employee directors to make pre-tax deferrals of up to 100% of their annual base salary and bonuses and retainer fees and meeting fees, respectively. The plans allow the Company to make matching contributions and employer profit sharing credits at the sole discretion of the Company. A participant's interest in each matching contribution and employer profit sharing credits, if any, vests in full no later than after 3 years.

        Information with respect to stock option activity and stock options outstanding under the 2002 Stock Option Plan at December 31, 2003, was as follows:

	Number of Shares	Option Price Per Share	Weighted Average Price Per Share
Options Outstanding, January 1, 2003	—	$—	$—
Options granted (weighted average fair value of $0.59 per share)	1,087,454	$5.85 - 10.34	$6.48
Options exercised	—	—	—
Options forfeited	(6,411)	$5.85 - 10.34	$6.75

Options outstanding, December 31, 2003	1,081,043	$5.85 - 10.34	$6.48

Options exercisable at December 31, 2003	133,653	$10.34	$10.34

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$5.85	877,218	9.57	$5.85	—	$—
$10.34	203,825	9.57	$10.34	133,653	$10.34

	1,081,043		$6.48	133,653	$10.34

  Unit Option Plan

        In June 1999, the Company adopted the 1999 Unit Option Plan (the "Unit Option Plan") which provides for the issuance to officers and key employees of up to 1,179,487 options to purchase Class B units at an exercise price per unit of not less than 85% of fair value at the date of grant. On November 26, 2002, pursuant to the Merger Agreement, all options and awards granted under the Unit Option Plan were cancelled and the Unit Option Plan was terminated.

        A summary of activity for the Unit Option Plan is presented below:

	Year Ended December 31, 2001		Year Ended December 31, 2002
	Units	Weighted- Average Exercise Price	Units	Weighted- Average Exercise Price
Outstanding at beginning of year	621,666	$19.11	624,486	$19.31
Granted (weighted-average fair value of $4.88 for 2001)	43,589	22.27	—	—
Exercised	—	—	—	—
Cancelled	(40,769)	19.31	(624,486)	19.31

Outstanding at end of year	624,486	$19.31	—	$—

Exercisable at end of year	210,769	$18.02	—	$—

  Unit Purchase Plan

        In June 1999, the Company adopted the 1999 Unit Purchase Plan (the "Unit Purchase Plan") covering an aggregate of 384,615 Class B units. The purpose of the Unit Purchase Plan was to enable selected officers, management committee members, employees, consultants and advisors of the Company to purchase Class B units. The price of the Class B units under the Unit Purchase Plan was not to be less than 85% of the fair value of the Class B units at the date of grant. The Company granted 21,743 units at $22.27 per unit in 2000, representing fair value consistent with the unit option grants described above. No units were granted during 2001 and 2002. On November 26, 2002, pursuant to the Merger Agreement, the Unit Purchase Plan was terminated.

12.    RETIREMENT PLANS

        The Company maintains a retirement plan (the "401(k) Plan") in which substantially all domestic employees are eligible to participate after completing six months of employment. The 401(k) Plan allows participating employees to contribute up to 15% of the employee's pretax compensation, with the Company making discretionary matching contributions. Company contributions fully vest and are non-forfeitable after the participant has completed five years of service. For the years ended December 31, 2001, 2002 and 2003 the Company elected to contribute approximately $208,000, $209,000 and $253,000, respectively, to the 401(k) Plan. Contributions are generally made after the calendar year end. Administrative costs associated with the 401(k) Plan are paid by participants.

        Cherokee Europe maintains a pension plan for certain levels of staff and management that includes a defined benefit feature. The following represents the amounts related to this defined benefit plan (in thousands):

	Years Ended December 31,
	2001	2002	2003
Change in Benefit Obligation:
Benefit obligation, beginning of period	$2,679	$2,756	$3,556
Benefits paid	(136)	(64)	(654)
Effect of exchange rate changes	(169)	524	676
Service cost and plan participants' contributions	152	177	216
Interest cost	146	163	213
Actuarial loss	84	—	589

Benefit obligation, end of period	$2,756	$3,556	$4,596

Change in Plan Assets:
Fair value of plan assets, beginning of period	$2,061	$1,993	$2,659
Benefits paid	(136)	(64)	(654)
Effect of exchange rate changes	(126)	387	470
Actual return on plan assets	17	122	285
Employer contribution	110	136	143
Plan participants' contributions	67	85	94

Fair value of plan assets, end of period	$1,993	$2,659	$2,997

Unfunded status	$(763)	$(897)	$(1,599)
Unrecognized net actuarial gain (loss)	(99)	(117)	359

Accrued pension liability	$(862)	$(1,014)	$(1,240)

Components of Net Periodic Benefit Cost:
Service cost	$85	$92	$123
Interest cost	146	163	213
Expected return on plan assets	(110)	(122)	(154)

Net periodic benefit cost	$121	$133	$182

        The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 5.25% and 3.45% for the years ended December 31, 2001, 2002 and 2003. The expected long-term rate of return on assets was 5.5% for the years ended December 31, 2001 and 2002, and 4.50% for the year ended December 31, 2003.

13.    CONCENTRATIONS

        The Company recorded revenues of greater than 10% of total revenues from the following customers:

	Years Ended December 31,
Customer
	2001	2002	2003
A	—%	20%	22%
B	—	—	10

        The Company recorded accounts receivable balances of greater than 10% of total net receivables from the following customers:

	As of December 31,
Customer
	2002	2003
A	22%	41%

        Although not anticipated, a decision by a major customer to decrease the amount purchased from the Company or to cease purchasing the Company's products could have an adverse effect on the Company's financial position and results of operations.

        The Company sells its power supply products to OEMs in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets. These activities are managed as a single business and have been aggregated into a single reportable operating segment. For the years ended December 31, 2001, 2002 and 2003, net sales by region were as follows (in thousands):

	Years Ended December 31,
	2001	2002	2003
United States	$58,936	$44,425	$53,628
Europe	61,179	49,746	47,947
Other	1,879	2,122	10,368

	$121,994	$96,293	$111,943

        The Company's long-lived assets located outside of the United States were $9.8 million and $10.3 million as of December 31, 2002 and 2003, respectively.

14.    INCOME TAXES

        Income (loss) before income taxes consists of the following components (in thousands):

	Years Ended December 31,
	2001	2002	2003
United States	$97	$(9,045)	$(6,675)
Foreign	(6,322)	(1,846)	(4,606)

	$(6,225)	$(10,891)	$(11,281)

        The provision for current and deferred income taxes consists of the following (in thousands):

	Years Ended December 31,
	2001	2002	2003
Current:
Federal	$—	$—	$—
State	—	2	1
Foreign	212	118	1,168

Total current	212	120	1,169

Deferred:
Federal	—	—	—
State	—	—	—
Foreign	56	—	(18)

Total deferred	56	—	(18)

Total Provision	$268	$120	$1,151

        As described in Note 3, no federal income tax provision has been made because the Company, until November 26, 2002, was a limited liability company for U.S. income tax purposes and was not subject to tax. On November 26, 2002, the Company converted to a C corporation, and will be subject to federal and state taxes in the United States. Foreign income taxes have been provided for all applicable jurisdictions. For the year ended December 31, 2003 foreign taxes include estimated tax penalties related to tax assessments in India.

        Our effective tax rate differs from the federal statutory rate of 35% as follows (in thousands):

	Years Ended December 31,
	2001	2002	2003
Worldwide pre-tax income (loss) at 35%	$(2,179)	$(15,823)	$(3,948)
U.S. income not subject to federal tax	(34)	2,216	—
Foreign income not subject to U.S. tax (benefit)	—	—	(1,584)
Foreign taxes	268	175	1,150
Reduction in foreign net operating loss carryforwards	—	—	4,095
Goodwill amortization and impairment	843	12,110	—
Change in valuation allowance	1,019	1,216	1,224
Other	351	226	214

Total	$268	$120	$1,151

        In the opinion of management, it is more likely than not that deferred tax assets will not be realized in the foreseeable future. Accordingly, management has determined that a full valuation allowance was required as of December 31, 2001, 2002 and 2003 for all the deferred tax assets.

        The Company's deferred income taxes are comprised of the following (in thousands):

	Years Ended December 31,
	2002	2003
Employee benefit accrual	$244	$(275)
Inventories	692	(210)
Fixed assets	479	526
Other reserves and credits	880	766
Net operating loss carryforwards	5,602	12,484
Tax basis step up from 1999 recapitalization	46,921	42,733
Less: Valuation allowance	(54,818)	(56,042)

Net deferred tax asset (liability)	$—	$(18)

        The deferred tax liability is included in accrued liabilities in the accompanying consolidated financial statement.

        Federal and state net operating loss carryforwards are $26.6 million and $16.0 million, respectively at December 31, 2003. Federal net operating losses begin expiring in 2022 and state losses begin expiring in 2014. Foreign net operating losses were $5.9 million at December 31, 2003. The change in valuation allowance for the year ended December 31, 2002 is an increase of $51.1 million. Of this amount, $49.6 million relates to the conversion from an LLC to a C corporation for U.S. tax purposes. The deferred tax asset for the tax basis step up from the 1999 recapitalization is being recorded in the current year due to the conversion from an LLC to a C corporation.

        The Company is in the process of dissolving a non-operating subsidiary in Belgium. Such dissolution will result in the elimination of tax net operating loss carryforwards attributable to this entity for which a full valuation allowance was previously recorded. Although the ultimate tax consequences of the dissolution have not yet been determined, management does not expect that the impact will be material to the financial statements.

15.    SUBSEQUENT EVENT

        On January 19, 2004 the Company experienced a fire in part of its facility in Belgium. As a result, approximately $5.0 million of finished goods inventories and property and equipment was destroyed. The Company was fully insured for the destroyed items, subject to a $5,000 deductible, and the facility returned to full production the following day.

Dealer Prospectus Delivery Obligation

        Until March 15, 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Cherokee International Corporation
The Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Relating to Our Company and Industry
Risks Relating to this Offering
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN DEBT
SHARES ELIGIBLE FOR FUTURE SALE
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands, Except Units and Shares)
CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands, Except Per Share Amounts)
CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE OPERATIONS
CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousands)
CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
Dealer Prospectus Delivery Obligation